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As filed with the Securities and Exchange Commission on September 9, 2004

Registration No. 333-116310

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 3
TO
FORM S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

REAL MEX RESTAURANTS, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	5810 (Primary Standard Industrial Classification Code Number)	13-4012902 (I.R.S. Employer Identification No.)

4001 Via Oro Avenue, Suite 200 Long Beach, California 90810 (310) 513-7500 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

See Table of Additional Registrants Below

Frederick F. Wolfe
President and Chief Executive Officer
Real Mex Restaurants, Inc.
4001 Via Oro Avenue, Suite 200
Long Beach, California 90810
(310) 513-7500
(Name, address including zip code, and telephone number, including area code, of agent for service)

Copy to:
Carmen J. Romano, Esq. Dechert LLP 4000 Bell Atlantic Tower 1717 Arch Street Philadelphia, Pennsylvania 19103 (215) 994-4000

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective.

        If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Table of Additional Registrants

Name	State of Incorporation of Organization	Primary Standard Industrial Classification Code Number	IRS Employer Identification No.
Acapulco Restaurants, Inc.	Delaware	5810	13-3304897
El Torito Restaurants, Inc.	Delaware	5810	33-0197059
El Torito Franchising Company	Delaware	5810	33-0722754
El Paso Cantina, Inc.	California	5810	95-2810112
Murray Pacific	California	5810	95-3721596
TARV, Inc.	California	5810	33-0338081
ALA Design, Inc.	California	5810	95-3218584
Acapulco Restaurant of Westwood, Inc.	California	5810	13-0631162
Acapulco Restaurant of Moreno Valley, Inc.	California	5810	33-0874606
Acapulco Restaurant of Ventura, Inc.	California	5810	13-3353626
Acapulco Restaurant of Downey, Inc.	California	5810	95-4122910
Acapulco Restaurants of Encinitas, Inc.	California	5810	95-4084400
Acapulco Mark Corp.	Delaware	5810	13-3923570
Real Mex Foods, Inc.	California	5810	95-3218585

        The address, including zip code, of the principal offices of the additional registrants listed above is: 4001 Via Oro Avenue, Suite 200, Long Beach, California 90810; and the telephone number at that address is (310) 513-7500.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 9, 2004.

PROSPECTUS

Real Mex Restaurants, Inc.

$105,000,000

OFFER TO EXCHANGE

10% Senior Secured Notes due 2010
for all outstanding
10% Senior Secured Notes Due 2010

The exchange offer will expire at 5:00 p.m.,
New York City time on                        , 2004, unless extended.

        Terms of the exchange offer:

  •
  We will exchange all old notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

  •
  You may withdraw tenders of old notes at any time prior to the expiration of the exchange offer.

  •
  We believe that the exchange of old notes will not be a taxable event for U.S. federal income tax purposes, but you should see "United States Federal Income Tax Considerations" on page 144 for more information.

  •
  We will not receive any proceeds from the exchange offer.

  •
  The terms of the new notes are substantially identical to the old notes, except that the new notes are registered under the Securities Act of 1933 and the transfer restrictions and registration rights applicable to the old notes do not apply to the new notes.

        See "Risk Factors" beginning on page 12 for a discussion of risks that should be considered by holders prior to tendering their old notes.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September     , 2004.

        You should rely only on the information contained in this document or to which we have referred you. See "Where You Can Find Other Information." We have not authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus.

        Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933, as amended, which we refer to as the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the consummation of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

SUMMARY

        This summary highlights certain information concerning our business and this exchange offer. It does not contain all of the information that may be important to you and to your investment decision. The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus. You should carefully read the entire prospectus and should consider, among other things, the matters set forth in "Risk Factors" before deciding to invest in the notes.

        Unless otherwise expressly indicated or the context otherwise indicates, references to "the Company," "we," "us," or "our" refer to Real Mex Restaurants, Inc. and our subsidiaries. References to "El Torito" refer to the El Torito and El Torito Grill concepts, and references to "Acapulco" refer to the Acapulco concept. References to "same store sales" include the sales of our restaurants that have been open for more than 12 months and for the entirety of each comparable period. The Company's fiscal year ends on the last Sunday in December. References to "pro forma" or "on a pro forma basis" reflect the issuance of the notes, the sale of certain assets described in "Recent Developments" herein and the application of the proceeds thereof.

The Exchange Offer

        On March 31, 2004, we issued and sold $105.0 million aggregate principal amount of our 10% Senior Secured Notes Due 2010, referred to as the old notes. In connection with that sale, we entered into a registration rights agreement with the initial purchasers of the old notes in which we agreed to deliver this prospectus to you and to complete an exchange offer for the old notes. As required by the registration rights agreement, we are offering to exchange $105.0 million aggregate principal amount of our new 10% Senior Secured Notes Due 2010, referred to as the new notes, the issuance of which has been registered under the Securities Act, for a like aggregate principal amount of our old notes. You are entitled to exchange your old notes for new notes. We refer to this offer to exchange new notes for old notes in accordance with the terms set forth in this prospectus and the accompanying letter of transmittal as the "exchange offer." We urge you to read the discussions under the headings "The Exchange Offer" and "The New Notes" in this Summary for further information regarding the exchange offer and the new notes. We refer to the old notes and the new notes collectively as the "notes."

Our Company

        We are one of the largest full service, casual dining Mexican restaurant chain operators in the United States in terms of number of restaurants, with 128 restaurants, principally in California. Our two primary restaurant concepts, El Torito and Acapulco, offer a large variety of traditional, innovative and authentic Mexican dishes and a wide selection of alcoholic beverages at moderate prices, seven days a week for lunch and dinner, as well as Sunday brunch. Both restaurant concepts feature fresh, high quality and flavorful foods, served in casual atmospheres. For fiscal 2003, we generated revenues of $312.0 million and same store sales increases of 1.4%. Additionally, for fiscal 2003 we generated net income of $3.2 million and cash flow from operations of $16.1 million. For the six months ended June 27, 2004, we generated revenues of $167.1 million and same store sales increases of 6.5%. Additionally, for the six months ended June 27, 2004 we generated net income of $1.4 million and cash flow from operations of $8.6 million.

Our Restaurant Concepts

        El Torito (57.5% of 2003 restaurant revenues).    Founded in 1954, El Torito has been a pioneer in the full service, casual dining Mexican restaurant segment in California. El Torito currently operates 76 restaurants, including six premium El Torito Grill restaurants, and is the largest full service, casual dining Mexican restaurant chain in California in terms of number of restaurants. El Torito is dedicated to fresh, quality ingredients and authentic, made-from-scratch Mexican cuisine, including sizzling fajitas, hand-made tamales and traditional Mexican combination platters. We feature authentic regional specialties created by our executive chef, Pepe Lopez. El Torito restaurants are modeled after a traditional Mexican hacienda. The readers of the Orange County Register, a leading Los Angeles-area newspaper, have voted El Torito as the "Best Mexican Restaurant" three years in a row and featuring the "Best Sunday Brunch" ten years in a row. Lunch and dinner entrées range in price from $6.79 to $16.99 with an average dining check of $15.84 for fiscal 2003.

        Acapulco (29.6% of 2003 restaurant revenues)    The first Acapulco restaurant opened in Pasadena, California in 1960 and Acapulco now has 39 locations and has become the third largest full service, casual dining Mexican restaurant chain in California in terms of number of restaurants. Acapulco offers California style Mexican food featuring traditional favorites as well as seafood specialties such as grilled halibut, shrimp and crab entrées. Acapulco also features a host of specialty drinks, including our signature house margarita made with premium Jose Cuervo Gold Tequila. Lunch and dinner entrées range in price from $5.99 to $14.99 with an average dining check of $14.40 for fiscal 2003.

        Other Restaurant Concepts (12.9% of 2003 restaurant revenues).    We operate 13 additional restaurant locations, most of which are also full service Mexican formats, under the following brands: Las Brisas; Casa Gallardo; El Paso Cantina; GuadalaHarry's; Who Song & Larry's; Hola Amigos and Keystone Grill.

Industry Overview

        The National Restaurant Association (the "Association") estimates that the restaurant industry generated sales of $421 billion in 2003, its 12th consecutive year of real sales growth, and predicts that changes in lifestyles and demographics, as well as consumer eating patterns, will continue to provide long-term industry growth. The Association expects the restaurant industry to grow at an average annual rate (including new restaurants) of approximately 4.6% through 2010. In addition, the Association expects that by 2010, 53% of the funds spent on food will be spent away from home, which is an increase over the 46% spent in 2003.

        According to the Association 2003 Consumer Survey, 91% of adults indicated they enjoy going to restaurants. Moreover, 75% of adults agreed that going out to a restaurant with family or friends gives them an opportunity to socialize and is a better way to make use of their leisure time than cooking and cleaning up.

        Most of our restaurants are located in California. The Association expects total restaurant industry revenue in California to grow at an annual rate (including new restaurants) of 5.2% in 2004, which is in excess of the expected national average of 4.7%.

        According to Technomic, Inc., a food service consulting and industry research firm ("Technomic"), full service restaurant sales reached $151.0 billion in 2003 and are expected to grow at an average annual rate (including new restaurants) of approximately 5.5% through 2007. Technomic estimates that the Mexican restaurant segment grew from approximately $4.5 billion in 1997 to $5.7 billion in 2002, representing an average annual growth rate of 5.1%, and is projected to grow to at an average rate of 4.0% through 2007.

Business Strengths

        Fresh, Authentic, Mexican Food.    Our food and beverage offerings range from guest favorites such as sizzling fajitas, hand-made tamales and traditional Mexican combination platters to authentic regional specialties created by our executive chef. Our executive chef makes regular visits to small villages throughout many regions of Mexico to identify new flavors and recipes, and introduces distinct dishes to our restaurant guests. We believe these freshly prepared, made-from-scratch items underscore our authenticity. We prepare all our recipes with fresh, high quality ingredients, from our salsa to our sizzling fajitas. El Torito is known for tableside preparations, including our most popular appetizer, our guacamole, which is made to our guests' specifications at their table. Our food is complemented by a variety of specialty drinks, including our house margarita, made with premium Jose Cuervo Gold Tequila.

        Service.    We train our servers to follow a service program designed to achieve fast and consistent service while also promoting a casual and festive atmosphere. Our service program outlines procedures, such as the server's first approach to the guest, product recommendations throughout the visit, timing and manner of food delivery, plate clearing, payment processing, and bidding the guest farewell. Throughout the day, managers are responsible for generating energy and enthusiasm throughout their restaurants by circulating and visiting with guests at their tables. Our primary goal is to ensure that every guest leaves fully satisfied, thereby promoting repeat visits.

        Commitment to Operational Excellence.    In 2003, we achieved increases in all key attributes of the guest's dining experience including taste, atmosphere, price/value, temperature, quality, speed of service, friendliness, cleanliness, menu selection, overall value and overall satisfaction, as measured by an El Torito and Acapulco guest satisfaction survey conducted in July 2003. We intend to continue to improve these key attributes by building upon the foundation of improved employee training programs and refined menu development and execution.

        Internal Production, Purchasing and Distribution Facilities.    We centralize purchasing and distribution for the majority of our raw ingredients, fresh products and alcoholic beverages, and manufacture food products through two facilities located in Southern California. The purchasing and distribution facility, encompassing approximately 67,000 square feet, enables us to order and deliver food items and ingredients on a timely basis. We have been able to leverage our purchasing power and reduce delivery costs, thereby contributing to our restaurant gross margins. Our manufacturing facility, encompassing approximately 33,000 square feet, produces certain high volume items for our restaurants including soups, baked goods and sauce bases, enabling us to maintain food quality and consistency while reducing costs. This facility also manufactures specialty products for sales to outside customers, marketed under the Real Mex Foods™ label as well as co-packaged under other branded names. Both of these facilities have additional capacity to allow for growth in our distribution operations and production for outside customers.

        Proven Management Team and Experienced Board of Directors.    We are led by a management team with extensive experience in all aspects of restaurant operations. Our management team has an average of more than 20 years of experience in the restaurant industry. Our Chief Executive Officer, Fred Wolfe, is a long-time veteran of our Company, having served a total of 18 years with us. From 1997 to 2001, Mr. Wolfe served as Chief Operating Officer of California Pizza Kitchen, Inc. ("CPK") and, together with the other top members of CPK's management team, successfully engineered CPK's return to profitability and 2001 initial public offering. In addition, a majority of our Directors have extensive management experience in the restaurant or food industry.

Recent Developments

        On March 31, 2004, we sold and concurrently leased back the land and buildings underlying five of our restaurants (three in Missouri and two in California) for total net proceeds of approximately $12.1 million (the "Sale-Leaseback Transaction"). The proceeds of the Sale-Leaseback Transaction were used to repay then outstanding indebtedness.

        We are a Delaware corporation. Our headquarters are located at 4001 Via Oro Avenue, Suite 200, Long Beach, CA 90810. Our telephone number is (310) 513-7500 and our websites are located at www.eltorito.com and www.acapulcorestaurants.com. The contents of our websites are not part of this prospectus.

The Exchange Offer

Notes Offered	$105,000,000 aggregate principal amount of 10% Senior Secured Notes Due 2010. The terms of the new notes and the old notes are identical in all material respects, except for transfer restrictions and registration rights relating to the old notes.
The Exchange Offer
We are offering the new notes to you in exchange for a like principal amount of old notes. Old notes may be exchanged only in integral multiples of $1,000. We intend by the issuance of the new notes to satisfy our obligations contained in the registration rights agreement.
Expiration Date; Withdrawal of Tender
The exchange offer will expire at 5:00 p.m., New York City time, on , 2004, or such later date and time to which we extend it. The tender of old notes pursuant to the exchange offer may be withdrawn at any time prior to the expiration date of the exchange offer. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof promptly after the expiration or termination of the exchange offer.
Conditions to the Exchange Offer
Our obligation to accept for exchange, or to issue new notes in exchange for, any old notes is subject to customary conditions relating to compliance with any applicable law or any applicable interpretation by the staff of the Securities and Exchange Commission, the receipt of any applicable governmental approvals and the absence of any actions or proceedings of any governmental agency or court which could materially impair our ability to consummate the exchange offer. We currently expect that each of the conditions will be satisfied and that no waivers will be necessary. See "The Exchange Offer—Conditions to the Exchange Offer."
Procedures for Tendering Old Notes
If you wish to accept the exchange offer and tender your old notes, you must complete, sign and date the Letter of Transmittal, or a facsimile of the Letter of Transmittal, in accordance with its instructions and the instructions in this prospectus, and mail or otherwise deliver such Letter of Transmittal, or the facsimile, together with the old notes and any other required documentation, to the exchange agent at the address set forth herein. If your outstanding notes are held through the Depositary Trust Company, or "DTC," you may deliver your outstanding notes by book-entry transfer. See "The Exchange Offer—Procedures for Tendering Old Notes."
Use of Proceeds	We will not receive any proceeds from the exchange offer.
Exchange Agent	Wells Fargo Bank, National Association is serving as the exchange agent in connection with the exchange offer.
Federal Income Tax Considerations	The exchange of notes pursuant to the exchange offer will not be a taxable event for federal income tax purposes. See "Material United States Federal Income Tax Considerations."

Consequences of Exchanging Old Notes Pursuant to the Exchange Offer

        Based on certain interpretive letters issued by the staff of the Securities and Exchange Commission, or SEC, to third parties in unrelated transactions, we are of the view that holders of old notes (other than any holder who is an "affiliate" of our company within the meaning of Rule 405 under the Securities Act) who exchange their old notes for new notes pursuant to the exchange offer generally may offer the new notes for resale, resell such new notes and otherwise transfer the new notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided:

  •
  the new notes are acquired in the ordinary course of the holders' business;

  •
  the holders have no arrangement with any person to participate in a distribution of the new notes; and

  •
  neither the holder nor any other person is engaging in or intends to engage in a distribution of the new notes.

        Each broker-dealer that receives new notes for its own account in exchange for old notes must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. See "Plan of Distribution." In addition, to comply with the securities laws of applicable jurisdictions, the new notes may not be offered or sold unless they have been registered or qualified for sale in the applicable jurisdiction or in compliance with an available exemption from registration or qualification. We have agreed, under the registration rights agreement and subject to limitations specified in the registration rights agreement, to register or qualify the new notes for offer or sale under the securities or blue sky laws of the applicable jurisdictions as any holder of the notes reasonably requests in writing. If a holder of old notes does not exchange the old notes for new notes according to the terms of the exchange offer, the old notes will continue to be subject to the restrictions on transfer contained in the legend printed on the old notes. In general, the old notes may not be offered or sold, unless registered under the Securities Act, except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Holders of old notes do not have any appraisal or dissenters' rights under the Delaware General Corporation Law in connection with the exchange offer. See "The Exchange Offer—Consequences of Failure to Exchange; Resales of New Notes."

        The old notes are currently eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages (PORTAL) market. Following commencement of the exchange offer but prior to its completion, the old notes may continue to be traded in the PORTAL market. Following completion of the exchange offer, the new notes will not be eligible for PORTAL trading.

The New Notes

        The terms of the new notes and the old notes are identical in all material respects, except for certain transfer restrictions and registration rights relating to the old notes.

Issuer	Real Mex Restaurants, Inc.
Maturity Date	April 1, 2010.
Interest Rate	We will pay interest at an annual rate of 10%.
Interest Payment Dates	We will make interest payments on the new notes semiannually, on each April 1 and October 1, beginning October 1, 2004.
Ranking
The new notes and guarantees are senior secured obligations. Accordingly, they will rank senior in right of payment to all existing and future subordinated indebtedness and equal in right of payment with all other existing and future senior indebtedness but, because of (i) the security interests, will be effectively senior to all future unsecured senior indebtedness and unsecured trade credit and (ii) the Intercreditor Agreement (as defined below), will be effectively subordinated to the loans outstanding under our senior credit facility (the "Senior Credit Facility"), in each case to the extent of the value of the collateral.
Security Interest
The new notes and the guarantees will be secured by a second priority lien on: (1) all inventory and equipment; (2) all accounts receivable; (3) all U.S. trademarks, trade names and certain other related U.S. intellectual property; (4) all real property owned in fee by the Company and the Guarantors; and (5) all proceeds from the sale, transfer or other disposition of any Collateral, other than Excluded Assets. We entered into a Senior Credit Facility concurrently with the closing of the sale of the old notes, including a revolving credit facility and a letters of credit facility. The lien on the collateral securing the Senior Credit Facility will be senior to the lien on the collateral securing the new notes and the guarantees in accordance with the Intercreditor Agreement.
Guarantees
The new notes will be unconditionally guaranteed on a joint and several, senior secured basis by each of our restricted subsidiaries. The guarantees will rank senior in right of payment to all existing and future subordinated indebtedness of such subsidiaries and equal in right of payment with all existing and future senior indebtedness of such subsidiaries but, because of (i) the security interests, will be effectively senior to all future unsecured senior indebtedness and unsecured trade credit and (ii) the Intercreditor Agreement, will be effectively subordinated to such subsidiaries' guarantees of the loans outstanding under our Senior Credit Facility, in each case to the extent of the value of the collateral.

Intercreditor Agreement	Pursuant to an Intercreditor Agreement, the liens securing the new notes will be second in priority to all liens that secure:
• obligations under our Senior Credit Facility; and
• certain other priority lien indebtedness permitted to be incurred under the indenture governing the new notes.

Pursuant to the Intercreditor Agreement, the second priority liens securing the new notes may not be enforced at any time when any obligations secured by first priority liens are outstanding. The holders of the first priority liens will receive all proceeds from any realization on the collateral until the obligations secured by the first priority liens are paid in full in cash and the commitments with respect thereto are terminated. The Senior Credit Facility will be secured by first priority liens on certain assets that will not secure the new notes.
Optional Redemption	On or after April 1, 2007, we may redeem the new notes at the redemption prices described in "Description of the New Notes."

At any time prior to April 1, 2007, we may also redeem up to 35% of the original aggregate principal amount of the notes at a price of 100% plus the coupon, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date, with certain of the proceeds realized by us from the sale of any equity securities, provided, that at least 65% of the original aggregate principal amount of the new notes is outstanding immediately following each such redemption.
Change of Control Put
If we experience a Change of Control, the holders of the new notes will have the right to put their new notes to us at 101% of the aggregate principal amount of the new notes, plus accrued and unpaid interest thereon and liquidated damages, if any, unless we have given a notice of redemption.
Change of Control Call
At any time prior to April 1, 2007, we may redeem the notes upon a Change of Control at a redemption price equal to 110% of the aggregate principal amount of the new notes, plus accrued and unpaid interest thereon and liquidated damages, if any.
Asset Sale Proceeds
If we sell certain assets and do not apply the proceeds as required, we may have to use the proceeds to offer to purchase the new notes at a price equal to 100% of the aggregate principal amount of the new notes, plus accrued and unpaid interest and liquidated damages, if any, thereon to the date of purchase.

Certain Indenture Provisions	The new notes will be issued under an indenture containing certain covenants, that among other things, limit our ability and the ability of our restricted subsidiaries to do the following:
	•	incur additional debt;
	•	make certain payments or investments;
	•	pay dividends;
	•	redeem stock;
	•	issue or sell stock of subsidiaries;
	•	create liens;
	•	enter into transactions with affiliates;
	•	incur dividend or other payment restrictions with regard to restricted subsidiaries;
	•	merge or consolidate; and
	•	transfer or sell assets.
The covenants will be subject to a number of important exceptions and qualifications. See "Description of the New Notes—Certain Covenants."

For a discussion of certain risks that should be considered in connection with an investment in the notes, see "Risk Factors."

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

        The following table contains summary consolidated financial and other data for the periods ended and the dates indicated. The summary consolidated financial data for fiscal 2001, 2002 and 2003 are derived from our audited consolidated financial statements contained elsewhere in this prospectus. The summary consolidated financial data as of June 27, 2004 and for the six months ended June 27, 2004 and June 29, 2003 are derived from our unaudited consolidated financial statements contained elsewhere in this prospectus. Results for the six months ended June 27, 2004 are not necessarily indicative of the results that can be expected for the fiscal year ended December 26, 2004. The summary consolidated financial data should be read in conjunction with the sections entitled "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with our consolidated financial statements and the notes thereto contained elsewhere in this prospectus.

        The unaudited pro forma information under the "Income Statement Data" caption is presented as if the issuance of the notes, the Sale-Leaseback Transaction and the application of proceeds thereof had occurred at December 30, 2002, the first day of our 2003 fiscal year. The pro forma information is presented for illustrative purposes only and does not purport to represent what our actual financial position or results of operations would have been had the transactions actually been completed on the dates or for the periods indicated and is not necessarily indicative of our future financial position or results of operations.

	Fiscal Years Ended(1)							(unaudited) Six Months Ended
	2001		2002		2003		(unaudited) Pro Forma 2003(2)	June 29, 2003		June 27, 2004
	($ in thousands)
Income Statement Data:
Restaurant revenues	$322,857		$310,094		$307,278		$307,278	$156,716		$163,000
Other revenues(3)	2,149		2,285		4,714		4,714	1,677		4,145

Total revenues	325,006		312,379		311,992		311,992	158,393		167,145
Operating income	1,675		15,803		16,063		14,696	10,153		11,196
Net income (loss)	(14,060)		2,535		3,206		3,259	4,292		1,432
Redeemable preferred stock accretion	(19,685)		(9,267)		(10,409)		(10,409)	(4,798)		(5,532)
Net income (loss) attributable to common stockholders(4)	(33,745)		(6,732)		(7,203)		(7,150)	(506)		(4,100)
Other Financial Data:
Cash flow from operating activities	4,585		13,174		16,108			9,750		8,633
Cash flow (used in) provided by investing activities	(7,589)		(5,992)		(6,105)			(2,205)		9,774
Cash flow provided by (used in) financing activities	142		(6,595)		(8,599)			(1,578)		(16,231)
Depreciation and amortization	21,220		11,872		11,732			6,611		6,008
Capital expenditures	7,589		5,992		6,962			3,077		2,951
Ratio of earnings to fixed charges(5)	0.4	x	1.1	x	1.2	x		1.6	x	1.2	x
Restaurant Data:
Restaurant count (end of period)	140		137		131			135		129	(6)
Same store sales change(7)	0.8%		(1.8)%		1.4%			0.2%		6.5%

	As of December 28, 2003	(unaudited) As of June 27, 2004
	($ in thousands)
Balance Sheet Data:
Cash and cash equivalents	$2,605	$4,781
Total assets	173,020	170,087
Total debt	114,699	106,677
Total shareholders' equity	15,861	17,366

(1)
Each fiscal year presented is a 52-week year.

(2)
The adjustments to arrive at Pro Forma 2003 net income consist of: (i) an increase in rent expense of $1,367 reflecting rent expense for the Sale-Leaseback Transaction properties; (ii) a decrease in depreciation expense of $378 relating to property sold in the Sale-Leaseback Transaction; (iii) recognition of deferred gain income of $196 related to the Sale-Leaseback Transaction; and (iv) a decrease in interest expense of $846.

(3)
Other revenues consist of sales of food products and distribution services to third parties.

(4)
Net income (loss) attributable to common stockholders includes the effect of the accretion of the liquidation preference on the redeemable preferred stock which reduces net income or increases net loss attributable to common stockholders for the relevant periods.

(5)
For purposes of calculating the ratio of earnings to fixed charges, earnings consist of net income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness plus one-third of rental expense (the portion deemed representative of the interest factor). For fiscal year ended December 2001, our earnings were insufficient to cover fixed charges by $14,060 (in thousands).

(6)
On February 22, 2004 we closed an Acapulco restaurant and on April 25, 2004 we closed our Casa Gallardo Grill restaurant. In addition, on June 28, 2004, subsequent to the date of our 2004 second fiscal quarter, we closed an Acapulco restaurant.

(7)
Same store sales are based on restaurants that have been open for more than 12 months and for the entirety of each comparable period.

RISK FACTORS

        An investment in the notes involves a high degree of risk. In addition to the other information in this prospectus, you should carefully consider the following risks before deciding whether to exchange your old notes in the exchange offer. If any of the following risks actually occur, our business, financial condition, operating results and/or cash flows could be materially adversely affected, which, in turn, could adversely affect our ability to pay interest and principal on the Notes.

Risks Related to the New Notes

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations on the new notes.

        We have a significant amount of indebtedness. As of June 27, 2004, we had approximately $106.7 million of indebtedness. We also have the ability to have outstanding approximately up to $15.0 million under our Revolving Credit Facility, and up to $15.0 million under our Letters of Credit Facility. Subject to restrictions in the indenture and our Senior Credit Facility, we may incur additional indebtedness. Our high level of indebtedness could have important consequences to you and significant effects on our business, including the following:

  •
  our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

  •
  we must use a substantial portion of our cash flow from operations to pay interest on the new notes and our other indebtedness, which will reduce the funds available to use for operations and other purposes;

  •
  all of the indebtedness outstanding under our Senior Credit Facility will have a prior ranking claim on substantially all of our assets, and all of the indebtedness outstanding under our purchase money indebtedness, equipment financing and real estate mortgages will have a prior ranking claim on the underlying assets;

  •
  our ability to fund a change of control offer may be limited;

  •
  our high level of indebtedness could place us at a competitive disadvantage compared to those of our competitors that may have proportionately less debt;

  •
  our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate may be limited; and

  •
  our high level of indebtedness makes us more vulnerable to economic downturns and adverse developments in our business.

        We expect to use cash flow from operations to pay our expenses and amounts due under outstanding indebtedness, including the new notes. Our ability to make these payments thus depends on our future performance, which will be affected by financial, business, economic and other factors, many of which we cannot control. Our business may not generate sufficient cash flow from operations in the future and our anticipated growth in revenue and cash flow may not be realized, either or both of which could result in our being unable to repay indebtedness, including the new notes, or to fund other liquidity needs. If we do not have enough money, we may be required to refinance all or part of our then-existing debt (including the new notes), sell assets or borrow more money. We cannot assure you that we will be able to accomplish any of these alternatives on terms acceptable to us, or at all. In addition, the terms of existing or future debt agreements, including our Senior Credit Facility and the indenture, may restrict us from adopting any of these alternatives. The failure to generate sufficient cash flow or to achieve any of these alternatives could significantly adversely affect the value of the new notes and our ability to pay the amounts due under the new notes.

Despite our current indebtedness level, we and our subsidiaries may still be able to incur substantially more debt, which could exacerbate the risks associated with our substantial leverage.

        As of June 27, 2004, we had approximately $13.0 million of revolving credit availability under our Senior Credit Facility. We and our subsidiaries may also be able to incur substantial additional indebtedness in the future. The terms of the indenture and the Senior Credit Facility do not fully prohibit us or our subsidiaries from doing so. If we incur any additional indebtedness that ranks equally with the new notes, the holders of that debt will be entitled to share ratably with the holders of the new notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of us, subject to any collateral securing the new notes. If new debt is added to our or our subsidiaries' current debt levels, the related risks that we now face could intensify. See "Description of Certain Indebtedness—Senior Credit Facility."

The proceeds from the sale of the collateral securing the new notes may not be sufficient to pay all amounts owed under the new notes. The collateral securing the new notes is subject to first priority liens, and your right to receive payments on the new notes, like the old notes will effectively be subordinated to payments under the instruments governing our priority lien obligations, including our Senior Credit Facility, to the extent of the value of the assets securing that indebtedness.

        The collateral securing the new notes is subject to a first priority claim in favor of certain of our indebtedness, including our Senior Credit Facility, which must be paid in full before the collateral can be used to pay the new notes. Indebtedness under our Senior Credit Facility and certain other senior secured indebtedness that we may incur in the future, referred to in this prospectus as priority lien debt, is and will be secured by a first priority lien on substantially all of our tangible and intangible assets, with certain exceptions. In addition, under the indenture certain other permitted prior liens may rank ahead of the second priority liens securing the new notes. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against us, the assets that are pledged as collateral securing both the first priority claims and/or the claims secured by other permitted prior liens and the new notes must first be used to pay the first priority claims and any claims secured by other permitted prior liens in full before making any payments on the new notes.

        In addition, the new notes are secured by our assets only to the extent those assets constitute "collateral" under the security documents. Not all of our and our subsidiaries' assets will be "collateral." Subject to limited exceptions, the new notes will not be secured by, among other assets, any of the following assets that we currently own or may acquire in the future:

  •
  any agreement or contract the terms of which prohibit, or would be breached by, the grant of a security interest therein to secure the new notes, if (i) the prohibition is legally enforceable and (ii) after using commercially reasonable efforts, we have been unable to amend the agreement or contract to remove the offending terms;

  •
  any "securities" of any of the Company's "affiliates" (as those terms are used under the federal securities laws);

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  money, deposit accounts and letters of credit rights that are not supporting obligations;

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  any foreign intellectual property or automobiles, vehicles or the like in which a security interest cannot be perfected by the filing of a Uniform Commercial Code financing statement;

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  any other assets in which a security interest cannot be perfected by the filing of a Uniform Commercial Code financing statement, so long as the aggregate fair market value of those assets is not more than $5.0 million at any time;

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  any leased real property which has been pledged to secure priority lien obligations, if, after using commercially reasonable efforts, we have been unable to obtain the consent of the applicable landlord to the grant of a lien in that property to secure the notes; or

  •
  while any priority lien obligations remain outstanding, any other assets that have not been pledged to secure priority lien obligations, so long as the aggregate fair market value of those assets is not more than $500,000 at any time.

        In addition, the indenture governing the notes allows a significant amount of indebtedness and other obligations to be secured by a first priority lien or other permitted prior liens on the collateral securing the notes. As of June 27, 2004, in addition to amounts outstanding under the Senior Credit Facility, the terms of the indenture would have permitted us to incur an additional $5.0 million of indebtedness related to first priority claims and other claims secured by permitted prior liens, as well as an additional $5.0 million of indebtedness for capital leases and purchase money indebtedness under certain circumstances. Additional notes may be issued under the indenture that would share in the collateral. Any additional obligations secured by a lien on the collateral securing the notes will dilute the value of the collateral securing the notes.

        Absent the Intercreditor Agreement between the trustee and the administrative agent for the lenders under our Senior Credit Facility, the failure by the lenders under the Senior Credit Facility to perfect their liens on the collateral properly might have allowed the security interests that secure the notes to assert first priority. The Intercreditor Agreement, however, bars the noteholders from asserting such priority. In addition, to the extent that third parties, including lenders under any credit facility, hold liens on the collateral, such third parties will have rights and remedies with respect to the assets or property subject to such liens that, if exercised, could adversely affect the value of the collateral.

        No appraisal of the value of the collateral has been made in connection with this prospectus and the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. However, we believe that the book value of our tangible assets will be less than our secured indebtedness on a pro forma basis and we cannot assure you that liquidating the collateral securing the new notes would be likely to produce proceeds in an amount sufficient to pay all or any amounts due on the new notes, after first satisfying our obligations in full under our Senior Credit Facility and any other obligations secured by a first priority lien or other permitted prior lien on the collateral. Under the Bankruptcy Code, unless the value of the collateral securing the new notes is greater than the amount of the remaining obligations under the new notes, holders of new notes will not be entitled to post petition interest in a bankruptcy proceeding.

        We have not analyzed the effect of such exceptions, limitations, imperfections and liens, and the existence of any could adversely affect the value of the collateral securing the new notes as well as the ability of the collateral agent to realize or foreclose on such collateral.

        For each of the reasons set forth above, there may not be sufficient collateral to pay all or any of the amounts due on the new notes. Any claim for the difference between the amount realized by holders of the new notes from the sale of the collateral securing the new notes and the obligations under the new notes will be an unsecured claim and will rank equally in right of payment with all of our other unsecured unsubordinated indebtedness and other obligations, including trade payables.

We are a holding company and, therefore, our ability to make payments under the new notes and service our other debt depends on cash flow from our subsidiaries.

        We are, and are required under the indenture to remain, a holding company. Our only material assets are our ownership interests in our subsidiaries. Consequently, we will depend on distributions or other intercompany transfers of funds from our subsidiaries to make payments under the new notes and service our other debt. Distributions and intercompany transfers of funds to us from our subsidiaries will depend on:

  •
  their earnings;

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  covenants contained in agreements to which we or our subsidiaries are or may become subject, including our Senior Credit Facility and the new notes;

  •
  business and tax considerations; and

  •
  applicable law, including laws regarding the payment of dividends and distributions.

        We cannot assure you that the operating results of our subsidiaries at any given time will be sufficient to make distributions or other payments to us or that any distributions and/or payments will be adequate to pay any amounts due under the new notes or our other indebtedness.

Holders of new notes will not control decisions regarding collateral.

        The holders of the priority lien debt control substantially all matters related to the shared collateral securing the first priority claims and the new notes. The holders of priority lien debt may cause the collateral agent under the applicable security agreements to dispose of, foreclose on, or exercise other remedies with respect to the shared collateral with which holders of the new notes may disagree or that may be contrary to the interests of holders of the new notes.

The ability of the trustee to foreclose on the collateral may be limited.

        The right of our secured creditors to foreclose on and sell collateral upon the occurrence of an event of default also could be subject to certain limitations under applicable federal bankruptcy laws if we become the subject of a case under the Bankruptcy Code. Various provisions of the Bankruptcy Code could prevent the trustee from repossessing and disposing of the collateral upon the occurrence of an event of default if a bankruptcy case is commenced by or against us before the trustee repossesses and disposes of the collateral. Under the Bankruptcy Code, secured creditors, such as the holders of the notes, may be prohibited from repossessing their collateral from a debtor in a bankruptcy case, or from disposing of collateral repossessed from such debtor, without prior bankruptcy court approval. Furthermore, other provisions of the Bankruptcy Code permit a debtor to continue to retain and to use the collateral (and the proceeds, products, rents or profits of such collateral) so long as the secured creditor is afforded "adequate protection" of its interest in the collateral. Although the precise meaning of the term "adequate protection" may vary according to circumstances, it is intended in general to protect a secured creditor against any diminution in the value of the creditor's interest in its collateral. Accordingly, a bankruptcy court may find that a secured creditor is "adequately protected" if, for example, the debtor makes certain cash payments or grants the creditor additional or replacement liens as security for any diminution in the value of the collateral occurring for any reason during the pendency of the bankruptcy case. In view of the fact that the application of the doctrine of "adequate protection" will vary depending on the circumstances of the particular case and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the new notes could be delayed following commencement of a bankruptcy case, whether or when the trustee could repossess or dispose of the collateral, or whether or to what extent holders of the new notes would be compensated for any delay in payment or loss of value of the collateral through the requirement of "adequate protection." Furthermore, if the bankruptcy court determines the value of the collateral is not sufficient to repay all amounts due on the new notes, you would hold secured claims to the extent of the value of the collateral to which you are entitled, and would hold unsecured claims with respect to any shortfall.

        Moreover, secured creditors that hold a security interest in real property may be held liable under environmental laws for the costs of remediating or preventing release or threatened releases of hazardous substances at such real property. The trustee may therefore need to evaluate the impact of such potential liabilities before determining to foreclose on collateral consisting of real property. Consequently, the trustee may decline to foreclose on such collateral or exercise remedies available if it does not receive indemnification to its satisfaction from the holders of the new notes.

        In addition, the trustee's ability to foreclose on the collateral on your behalf may be subject to lack of perfection, the consent of third parties, prior liens (as discussed above) and practical problems associated with the realization of the trustee's security interest in the collateral. We did not and will not obtain legal opinions on any of the real property included in the collateral. Therefore, the enforceability of the provisions of the deeds of trust securing our real property, including the remedial provisions, have not been and will not be passed on by local counsel.

        Moreover, the Bankruptcy Code contains provisions permitting both secured and unsecured claims to be impaired, including materially re-written as to their terms and under certain circumstances, extinguished, pursuant to a Chapter 11 plan of reorganization that has been approved by a bankruptcy court. There are statutory requirements (including requirements intended to provide specific economic protections for holders of both secured and unsecured claims) that are to be satisfied before a bankruptcy court is legally entitled to approve or confirm a Chapter 11 plan of reorganization.

        However, the bankruptcy court will determine, based on evidence at the confirmation hearing on such plan, whether certain of those statutory requirements have been satisfied upon the basis of the factual circumstances existing at the time of such confirmation hearing. The bankruptcy court's factual findings on such matters generally are accorded deference by any appellate court and generally are not to be reversed on appeal unless "clearly erroneous." Also, there is another doctrine generally applied by federal appellate courts, which generally is referred to as the "equitable mootness" doctrine and generally requires dismissal of any appeal of a bankruptcy court's order confirming a Chapter 11 plan if a stay pending appeal has not been granted and if the plan has been so consummated (e.g., the transactions contemplated under the plan such as the payment of certain claims and/or the issuance of new debt or equity instruments have taken place) such that it would be unduly burdensome or unfair to third persons to unravel or "unwind" the plan.

        Thus, a bankruptcy court's determination to confirm a Chapter 11 plan of reorganization is likely to be based in part on the bankruptcy court's factual findings as to the future circumstances existing at the time of confirmation (as well as on its legal conclusions), may be subject with respect to those factual findings to a deferential review standard if appealed, and further may evade appellate review altogether if the appellate court determines that the "equitable mootness" doctrine is applicable to the circumstances surrounding such appeal and that, consequently, the appeal of that plan should be dismissed as being "equitably moot." Accordingly, there can be no guarantee as to the manner in which the claims under the new notes will be treated under any confirmed Chapter 11 plan of reorganization for us or any of our subsidiaries.

Rights of noteholders in the collateral may be adversely affected by the failure to perfect security interests in certain collateral acquired in the future.

        The collateral securing the new notes includes certain assets that we may acquire in the future. Applicable law requires that certain property and rights, including real property, acquired after the grant of a general security interest can only be perfected at the time such property and rights are acquired and identified. There can be no assurance that the trustee or the collateral agent will monitor, or that we will inform the trustee or the collateral agent of, the future acquisition of property and rights that constitute collateral, or that the necessary action will be taken to properly perfect the security interest in such after acquired collateral. The collateral agent for the new notes has no obligation to monitor the acquisition of, or the perfection of any security interests in, additional property or rights that constitute collateral. Such failure may result in the loss of the security interest in the collateral or the priority of the security interest in favor of the new notes against third parties.

Any future pledge of collateral might be avoidable in bankruptcy.

        Any future pledge of collateral to secure the new notes, including pursuant to security documents delivered after the date of the indenture, might be avoidable by the pledgor (as debtor in possession) or by its trustee in bankruptcy if certain events or circumstances exist or occur, including, among others, if (1) the pledgor is insolvent at the time of the pledge, (2) the pledge permits the holders of the new notes to receive a greater recovery than if the pledge had not been given, and (3) a bankruptcy proceeding in respect of the pledgor is commenced within 90 days following the pledge, or, in certain circumstances, a longer period.

Federal and state fraudulent conveyance laws permit a court to void the notes, the security interests or the guarantees, and, if that occurs, you may not receive any payments on the notes.

        The issuance of the new notes, the grant of the security interests and the issuance of the guarantees may be subject to review under federal and state fraudulent transfer and conveyance statutes in a bankruptcy or reorganization case or lawsuit commenced by or on behalf of our or our restricted subsidiaries' unpaid creditors. Under these laws, if a court were to find that, at the time we issued the notes and our restricted subsidiaries issued the guarantees or we or our restricted subsidiaries granted the security interests, we or our restricted subsidiaries:

  •
  incurred the indebtedness or granted the security interests with the intent of hindering, delaying or defrauding present or future creditors; or

  •
  received less than the reasonably equivalent value or fair consideration for incurring the indebtedness or granting the security interests;

  •
  were insolvent or rendered insolvent by reason of the incurrence of the indebtedness or the grant of the security interests;

  •
  were engaged or about to engage in a business transaction for which our or our restricted subsidiaries' assets constituted unreasonably small capital to carry on such business;

  •
  intended to incur, or did incur, or believed that we or our restricted subsidiaries would incur, debts beyond our or our restricted subsidiaries' ability to repay as they matured or became due,

then, such court might:

  •
  subordinate the new notes, the guarantees or the security interests to our or our restricted subsidiaries' presently existing or future indebtedness or any liens securing such indebtedness;

  •
  void the issuance of the new notes, the guarantees or the security interests; or

  •
  take other actions detrimental to holders of the new notes.

        In the event of a finding that a fraudulent conveyance occurred, you may not receive any repayment on the new notes. Further, the voidance of the notes could result in an event of default with respect to our other debt that could result in acceleration of such debt.

        Generally, an entity would be considered insolvent if, at the time it incurred indebtedness:

  •
  the sum of its debts, including contingent liabilities, was greater than the fair salable value of all its assets;

  •
  the present fair salable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts and liabilities, including contingent liabilities, as they become absolute and mature; or

  •
  it could not (or intended or believed that it could not) pay its debts as they become due.

        Without limiting the generality of the preceding paragraphs, we cannot predict:

  •
  what standard a court would apply in order to determine whether we or our restricted subsidiaries were insolvent as of the date we or our restricted subsidiaries issued the notes or the guarantees or granted the security interests, as applicable, or that regardless of the method of valuation, a court would determine that we or our restricted subsidiaries were insolvent on that date; or

  •
  whether a court would not determine that the new notes, the guarantees or the security interests constituted fraudulent transfers on another ground.

Our Senior Credit Facility and the indenture for the notes impose significant operating and financial restrictions, which may prevent us from pursuing certain business opportunities and taking certain actions.

        Our Senior Credit Facility and the indenture for the notes impose, and future debt agreements may impose, significant operating and financial restrictions on us. These restrictions limit or prohibit, among other things, our ability to:

  •
  incur additional indebtedness;

  •
  repay indebtedness (including the new notes) prior to stated maturities;

  •
  pay dividends on, redeem or repurchase our stock or make other distributions;

  •
  make acquisitions or investments;

  •
  create or incur liens;

  •
  transfer or sell certain assets or merge or consolidate with or into other companies;

  •
  enter into certain transactions with affiliates;

  •
  sell stock in our subsidiaries;

  •
  restrict dividends, distributions or other payments from our subsidiaries; and

  •
  otherwise conduct necessary corporate activities.

        In addition, our Senior Credit Facility requires us to maintain compliance with specified financial covenants.

        These covenants could adversely affect our ability to finance our future operations or capital needs and pursue available business opportunities. A breach of any of these covenants could result in a default in respect of the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable and proceed against any collateral securing that indebtedness. Acceleration of our other indebtedness could result in a default under the terms of the indenture governing the notes.

We may not be able to satisfy our obligations to holders of the new notes upon a Change of Control.

        Upon the occurrence of a Change of Control, as defined in the indenture, we are required to offer to purchase the new notes at a price equal to 101% of the principal amount thereof, together with any accrued and unpaid interest and liquidated damages, if any, to the date of purchase, unless we have given a prior redemption notice. See "Description of the new notes—Change of Control."

        We cannot assure you that, if a change of control offer is made, we will have available funds sufficient to pay the change of control purchase price for any or all of the new notes that might be delivered by holders of the new notes seeking to accept the change of control offer and, accordingly, none of the holders of the new notes may receive the change of control purchase price for their notes. Our failure to make or consummate the change of control offer or pay the change of control purchase price when due will give the trustee and the holders of the notes the rights described in "Description of the New Notes—Events of Default."

        In addition, the events that constitute a Change of Control under the indenture may also be events of default under our Senior Credit Facility or other obligations we incur in the future. These events may permit the lenders under our Senior Credit Facility to accelerate the debt outstanding thereunder and, if such debt is not paid, to enforce security interests in our assets, thereby limiting our ability to raise cash to purchase the new notes, and reducing the practical benefit of the offer to purchase provisions to the holders of the new notes.

Risks Related to Exchange Offer

Trading Market for New Notes—There is no public trading market for the new notes and an active trading market may not develop for the new notes.

        The old notes are currently eligible for trading in the PORTAL Market, a screen-based market operated by the National Association of Securities Dealers. The PORTAL Market is limited to qualified institutional buyers as defined by Rule 144A of the Securities Act. The new notes are new securities for which there is no established trading market. We do not intend to apply for listing or quotation of the notes on any securities exchange or stock market. Jefferies and Company, Inc. and Deutsche Bank Securities Inc. acted as initial purchasers in connection with the offer and sale of the old notes. The initial purchasers have informed us that they intend to make a market in the new notes. However, the initial purchasers are not obligated to do so and they may cease their market-making at any time. In addition, the liquidity of the trading market in the new notes and the market price quoted for the new notes may be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, we cannot assure you that an active trading market will develop for the new notes.

Consequence of Failure to Tender—Failure to tender your old notes for new notes could limit your ability to resell the old notes.

        The old notes were not registered under the Securities Act or under the securities laws of any state and may not be resold, offered for resale or otherwise transferred unless they are subsequently registered or resold under an exemption from the registration requirements of the Securities Act and applicable state securities laws. If you do not exchange your old notes for new notes in the exchange offer, you will not be able to resell, offer to resell or otherwise transfer the old notes unless they are registered under the Securities Act or unless you resell them, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act. In addition, we will no longer be under an obligation to register the old notes under the Securities Act except in the limited circumstances provided under the registration rights agreement. In addition, if you want to exchange your old notes in the exchange offer for the purpose of participating in a distribution of the new notes, you may be deemed to have received restricted securities, and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Trading Market for Old Notes—The issuance of the new notes may adversely affect the market for the old notes.

        To the extent that old notes are tendered for exchange and accepted in the exchange offer, the trading market for the untendered and tendered but unaccepted old notes could be adversely affected.

Risks Related to our Business

Food-borne illness incidents could reduce our restaurant sales.

        We cannot guarantee that our internal controls and training at our restaurants and distribution and manufacturing facilities will be fully effective in preventing all food-borne illnesses. Furthermore, our reliance on third party suppliers makes it difficult to monitor food safety compliance and increases the risk that food-borne illness would affect multiple locations rather than single restaurants. Some food borne illness incidents could be caused by third party food suppliers and transporters outside of our control. New illnesses resistant to our current precautions may develop in the future, or diseases with long incubation periods could arise, that could give rise to claims or allegations on a retroactive basis. One or more instances of food-borne illness in one of our restaurants could negatively affect our restaurant sales if highly publicized. This risk exists even if it were later determined that the illness was wrongly attributed to one of our restaurants. A number of other restaurant chains have experienced incidents related to food borne illnesses that have had a material adverse impact on their operations, and we cannot assure you that we can avoid a similar impact upon the occurrence of a similar incident at our restaurants.

Increases in the cost of ingredients could materially adversely affect our business, financial condition, results of operations and cash flows.

        The cost, availability and quality of the ingredients we use to prepare our food and beverages are subject to a range of factors, many of which are beyond our control. Changes in the cost of such ingredients can result from a number of factors, including seasonality, political conditions, weather conditions, shortages of ingredients and other factors. If we fail to anticipate and react to increasing ingredient costs by adjusting our purchasing practices and menu price adjustments, our cost of sales may increase and our operating results could be adversely affected.

We depend upon frequent deliveries of food and other supplies.

        Our ability to maintain consistent quality menu items depends in part upon our ability to acquire fresh food products and related items, including key ingredients used in the Mexican restaurant business such as avocados, from reliable sources in accordance with our specifications. Shortages or interruptions in the supply of fresh food products caused by unanticipated demand, problems in production or distribution, contamination of food products, an outbreak of food-borne diseases, inclement weather or other conditions could materially adversely affect the availability, quality and cost of ingredients, which could adversely affect our business, financial condition, results of operations and cash flows.

        We have contracts with a large number of suppliers of most food, beverages and other supplies for our restaurants. In addition, we distribute substantially all of the products we receive from suppliers through our distribution facility. If suppliers do not perform adequately or if any one or more of such entities seeks to terminate its agreement or fails to perform as anticipated, or if there is any disruption in any of our supply relationships or distribution operations for any reason, it could have a material adverse effect on our business, financial condition, results of operations and cash flows. Our inability to replace our distribution operations and our suppliers in a short period of time on acceptable terms could increase our costs and could cause shortages at our restaurants of food and other items that may cause our restaurants to remove certain items from a restaurant's menu or temporarily close a restaurant. If we temporarily close a restaurant or remove popular items from a restaurant's menu, that restaurant may experience a significant reduction in revenue during the time affected by the shortage or thereafter, as our customers may change their dining habits as a result.

We are vulnerable to changes in consumer preferences and economic and other conditions that could harm our business, financial condition, results of operations and cash flows.

        Food service businesses are often affected by changes in consumer tastes, national, regional and local economic conditions, demographic trends, consumer confidence in the economy and discretionary spending priorities. Factors such as traffic patterns, weather conditions, local demographics and the type, number and location of competing restaurants may adversely affect the performance of individual locations. In addition, inflation and increased food and energy costs may harm the restaurant industry in general and our locations in particular. Adverse changes in any of these factors could reduce consumer traffic or impose practical limits on pricing, which could harm our business, financial condition, results of operations and cash flows. There can be no assurance that consumers will continue to regard our products favorably or that we will be able to develop new products that appeal to consumer preferences, which could have a materially adverse affect on our business. Our continued success will depend in part on our ability to anticipate, identify and respond to changing consumer preferences and economic conditions.

Our business is highly sensitive to events and conditions in the State of California.

        116 of our 128 restaurants are located in California. Because of this geographic concentration, we are susceptible to local and regional risks, such as energy shortages and related increased costs, increased government regulation, adverse economic conditions, adverse weather conditions, earthquakes and other natural disasters, any of which could have a material adverse effect on our business, financial condition and results of operations. In light of our current geographic concentration, adverse publicity relating to our restaurants could have a more pronounced adverse effect on overall sales than might be the case if our restaurants were more broadly dispersed.

There is intense competition in the restaurant industry.

        The restaurant business is intensely competitive with respect to food quality, price value relationships, ambiance, service and location, and there are many well-established competitors with substantially greater financial, marketing, personnel and other resources. In addition, many of our competitors are well established in the markets where we operate. While we believe that our restaurants are distinctive in design and operating concept, other companies may develop restaurants that operate with similar concepts.

We intend to open additional restaurants, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

        We are reviewing additional sites for potential future restaurants. Historically, there is a "ramp-up" period of time before we expect a new restaurant to achieve our targeted level of performance. This is due to higher operating costs caused by start-up and other temporary inefficiencies such as customer acceptance and unavailability of experienced staff. Our ability to open new restaurants is dependent upon a number of factors, many of which are beyond our control, including our ability to:

  •
  find quality locations;

  •
  reach acceptable agreements regarding the lease or purchase of locations;

  •
  raise or have available an adequate amount of money for construction and opening costs;

  •
  timely hire, train and retain the skilled management and other employees necessary to meet staffing needs; and

  •
  obtain, for an acceptable cost, required permits and regulatory approvals.

        We may not be able to attract enough customers to new restaurants because potential customers may be unfamiliar with our restaurants or the atmosphere or menu of our restaurants might not appeal to them. In addition, as part of our growth strategy, we intend to open new restaurants in our existing markets. Since we typically draw customers from a relatively small radius around each of our restaurants, the operating results and comparable unit sales for existing restaurants that are near the area in which a new restaurant opens may decline, and the new restaurant itself may not be successful, due to the close proximity of other restaurants and market saturation.

        For these same reasons, many markets would not successfully support one of our restaurants. Our existing business support systems, management information systems, financial controls and other systems and procedures may be inadequate to support our expansion, which could require us to incur substantial expenditures that could materially adversely affect our operating results or cash flows.

Negative publicity relating to one of our restaurants could reduce sales at some or all of our other restaurants.

        We are, from time to time, faced with negative publicity relating to food quality, restaurant facilities, health inspection scores, employee relationships or other matters at specific restaurants. Adverse publicity may negatively affect us, regardless of whether the allegations are valid or whether we are liable. In addition, the negative impact of adverse publicity relating to one restaurant may extend far beyond the restaurant involved to affect some or all of our other restaurants. A similar risk exists with respect to totally unrelated food service businesses, if customers mistakenly associate such unrelated businesses with our own operations.

Uninsured losses could occur.

        We have comprehensive insurance, including general liability and property (including business interruption) extended coverage. However, there are certain types of losses that may be uninsurable or that we believe are not economical to fully insure, such as earthquakes and other natural disasters. In view of the location of many of our existing and planned restaurants in California, our operations are particularly susceptible to damage and disruption caused by earthquakes. In the event of an earthquake or other natural disaster affecting our geographic area of operations, we could suffer a loss of the capital invested in, as well as anticipated earnings from, the damaged or destroyed properties.

Changes in employment laws may adversely affect our business.

        Various federal and state labor laws govern the relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime, unemployment tax rates, workers' compensation rates and citizenship requirements. Significant additional government imposed increases in the following areas could materially affect our business, financial condition, operating results or cash flow:

  •
  minimum wages;

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  mandated health benefits, including under the California Health Insurance Act of 2003 (beginning in 2006);

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  paid leaves of absence;

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  tax reporting; and

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  revisions in the tax payment requirements for employees who receive gratuities.

If we face labor shortages or increased labor costs, our growth and operating results could be adversely affected.

        Labor is a primary component in the cost of operating our restaurants. If we face labor shortages or increased labor costs because of increased competition for employees, higher employee turnover rates or increases in the federal or applicable state minimum wage or other employee benefits costs (including costs associated with health insurance coverage), our operating expenses could increase and our growth could be adversely affected. In addition, our success depends in part upon our ability to attract, motivate and retain a sufficient number of well-qualified restaurant operators and management personnel, as well as a sufficient number of other qualified employees, including guest service and kitchen staff, to keep pace with our expansion schedule. Qualified individuals needed to fill these positions are in short supply in some geographic areas. In addition, full service casual dining segment restaurant operators have traditionally experienced relatively high employee turn over rates. Although we have not yet experienced any significant problems in recruiting or retaining employees, our ability to recruit and retain such individuals may delay the planned openings of new restaurants or result in higher employee turnover in existing restaurants, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

        We have been affected by increasing healthcare and workers' compensation expenses impacting business in most industries including ours. To manage premium increases we have elected to self-insure. Higher deductibles could result in greater exposure to our operating results and liquidity. If we are exposed to material liabilities that are not insured it could materially adversely affect our financial condition and results of operations.

We may be locked into long-term and non-cancelable leases and may be unable to renew leases at the end of their terms.

        Many of our current leases are non-cancelable and typically have initial terms of 10 to 20 years and one or more renewal terms of three or more years that we may exercise at our option. Leases that we enter into in the future likely will also be long-term and non-cancelable and have similar renewal options. If we close a restaurant, we may remain committed to perform our obligations under the applicable lease, which would include, among other things, payment of the base rent for the balance of the lease term. Alternatively, at the end of the lease term and any renewal period for a restaurant, we may be unable to renew the lease without substantial additional cost, if at all. We may close or relocate the restaurant, which could subject us to construction and other costs and risks, and could have a material adverse effect on our business. Additionally, the revenue and profit, if any, generated at a relocated restaurant may not equal the revenue and profit generated at the existing restaurant. Furthermore, in the past, we have been forced to close profitable restaurants due to the inability to renew a lease upon the expiration of its lease term and we expect this to occur from time to time in the future.

We face risks associated with government regulations.

        We are subject to extensive government regulation at a federal, state and local government level. These include, but are not limited to, regulations relating to the preparation and sale of food and beverages, zoning and building codes, land use and employee, public health, sanitation and safety matters. We are required to obtain and maintain governmental licenses, permits and approvals. Difficulty or failure in obtaining them in the future could result in delaying or canceling the opening of new restaurants or could materially adversely affect the operation of existing restaurants. Local authorities may suspend or deny renewal of our governmental licenses if they determine that our operations do not meet the standards for initial grant or renewal. This risk would be even higher if there were a major change in the licensing requirements affecting our types of restaurants.

        Typically our restaurants' licenses to sell alcoholic beverages must be renewed annually and may be suspended or revoked at any time for cause. Alcoholic beverage control regulations relate to various aspects of daily operations of our restaurants, including the minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing and inventory control, handling and storage. In fiscal 2003, approximately 27% of our restaurant revenues was attributable to the sale of alcoholic beverages, and we believe that our ability to serve alcoholic beverages, such as our signature margarita drinks, is an important factor in attracting customers. The failure of any of our restaurants to timely obtain and maintain liquor or other licenses, permits or approvals required to serve alcoholic beverages or food could delay or prevent the opening of, or adversely impact the viability of, the restaurant and we could lose significant revenue. Our restaurants are also subject in each state in which we operate to "dram shop" laws, which allow a person to sue us if that person was injured by an intoxicated person who was wrongfully served alcoholic beverages at one of our restaurants. A judgment against us under a dram shop law could exceed our liability insurance coverage policy limits and could result in substantial liability for us and have a material adverse effect on our profitability. Our inability to continue to obtain such insurance coverage at reasonable costs also could have a material adverse effect on us.

        The federal Americans with Disabilities Act and similar state laws prohibit discrimination on the basis of disability in public accommodations and employment. Mandated modifications to our facilities (or related litigation) in the future to make different accommodations for persons with disabilities could result in material unanticipated expenses.

        Our distribution and manufacturing operations are subject to extensive regulation by the United States Food & Drug Administration ("FDA"), United States Department of Agriculture ("USDA") and other state and local authorities. Our processing facilities and products are subject to periodic inspection by federal, state and local authorities. We cannot assure you, however, that we are in full compliance with all currently applicable governmental laws, or that we will be able to comply with any or all future laws and regulations. Failure by us to comply with applicable laws and regulations could subject us to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could have a material adverse effect on our business, financial condition or results of operations.

We may be subject to significant liability should the consumption of any of our specialty products cause injury, illness or death.

        We may be required to recall specialty products which we manufacture and co-package at our manufacturing facility in the event of contamination, product tampering, mislabeling or damage to our products. We cannot assure you that product liability claims will not be asserted against us or that we will not be obligated to recall our products. A product liability judgment against us or a product recall could have a material adverse effect on our business, financial condition or results of operations.

The failure to enforce and maintain our trademarks could materially adversely affect our ability to establish and maintain brand awareness.

        We have registered or filed applications to register certain names used by our restaurants and our food manufacturing operations as trademarks or service marks with the United States Patent and Trademark Office and in certain foreign countries, including the names Acapulco®, El Torito® and Real Mex Foods™. The success of our business strategy depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our branded products. If our efforts to protect our intellectual property are not adequate, or if any third party misappropriates or infringes on our intellectual property, either in print or on the Internet, the value of our brands may be harmed, which could have a material adverse effect on our business, including the failure of our brands and branded products to achieve and maintain market acceptance.

        There can be no assurance that all of the steps we have taken to protect our intellectual property in the U.S. and foreign countries will be adequate. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the U.S.

We face risks associated with environmental laws.

        We are subject to federal, state and local laws, regulations and ordinances that:

  •
  govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes; and

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  impose liability for the costs of cleaning up, and damage resulting from, sites of past spills, disposals or other releases of hazardous materials.

        In particular, under applicable environmental laws, we may be responsible for remediation of environmental conditions and may be subject to associated liabilities, including liabilities resulting from lawsuits brought by private litigants, relating to our restaurants and the land on which our restaurants are located, regardless of whether we lease or own the restaurants or land in question and regardless of whether such environmental conditions were created by us or by a prior owner or tenant. If we are found liable for the costs of remediation of contamination at any of our properties, our operating expenses would likely increase and our operating results would be materially adversely affected.

We depend on the services of key executives, the loss of whom could materially harm our business.

        Some of our senior executives are important to our success because they have been instrumental in setting our strategic direction, operating and marketing our business, identifying, recruiting and training key personnel, identifying expansion opportunities and arranging necessary financing. Losing the services of any of these individuals could materially adversely affect our business until a suitable replacement could be found. We believe that they could not easily be replaced with executives of equal experience and capabilities. We do not maintain key person life insurance policies on any of our executives. See "Management."

Compliance with regulation of corporate governance and public disclosure will result in additional expenses.

        Keeping abreast of, and in compliance with, laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes Oxley Act of 2002 and new SEC regulations—certain of which laws, regulations and standards will become newly applicable to us following the filing of this registration statement—will require a significant amount of management attention and external resources. We are committed to observing high standards of corporate governance and public disclosure. As a result, we intend to invest all reasonably necessary resources to comply with evolving standards, and this investment will result in increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

We may make acquisitions or enter into similar transactions.

        We may expand by pursuing acquisitions, business combinations and joint ventures. We may encounter difficulties in integrating the expanded operations or entering into markets or conducting operations where we have no or limited prior experience. Furthermore, we may not realize the benefits we anticipated when we entered into these transactions. In addition, the negotiation of potential acquisitions, business combinations or joint ventures as well as the integration of an acquired business could require us to incur significant costs and cause diversion of management's time and resources.

Bruckman, Rosser, Sherril & Co., LLC and Jefferies Capital Partners together control our Company, and their interests may conflict with yours.

        As a result of their stock ownership, Bruckman, Rosser, Sherril & Co., LLC, or BRS, and Jefferies Capital Partners, or JCP, together own beneficially approximately 72% of our outstanding capital stock. By virtue of their stock ownership and the terms of the securities holders agreement, these entities have significant influence over our management and will be able to determine the outcome of all matters required to be submitted to the stockholders for approval, including the election of our directors and the approval of mergers, consolidations and the sale of all or substantially all of our assets. The interests of BRS and JCP as equity owners of our Company may differ from your interests as a noteholder, and, as such, BRS and JCP may take actions which may not be in your interest. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of our equity owners might conflict with your interests as a noteholder. In addition, our equity owners may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, even though such transactions might involve risks to you as a holder of the new notes.

 FORWARD LOOKING STATEMENTS

        This prospectus includes "forward looking statements." Forward looking statements are those that do not relate solely to historical fact. They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. They may contain words such as "believe," "anticipate," "expect," "estimate," "intend," "project," "plan," "will," "should," "may," or "could" or words or phrases of similar meaning. They may relate to, among other things:

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  our liquidity and capital resources;

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  legal proceedings and regulatory matters involving our Company;

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  food-borne illness incidents;

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  increases in the cost of ingredients;

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  our dependence upon frequent deliveries of food and other supplies;

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  our vulnerability to changes in consumer preferences and economic conditions;

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  our ability to compete successfully with other casual dining restaurants;

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  our ability to expand; and

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  anticipated growth in the restaurant industry and our markets.

        These forward looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties, including, but not limited to, economic, competitive, governmental and technological factors outside of our control, that may cause actual results to differ materially from trends, plans or expectations set forth in the forward looking statements. These risks and uncertainties may include those discussed in "Risk Factors." Given these risks and uncertainties, we urge you to read this prospectus completely and with the understanding that actual future results may be materially different from what we plan or expect. Also, these forward looking statements present our estimates and assumptions only as of the date of this prospectus. Except for our ongoing obligation to disclose material information as required by federal securities laws, we do not intend to update you concerning any future revisions to any forward looking statements to reflect events or circumstances occurring after the date of this prospectus.

USE OF PROCEEDS

        We will not receive any proceeds from the issuance of the new notes under the exchange offer. In consideration for issuing the new notes as contemplated by this prospectus, we will receive in exchange old notes of like principal amount. The old notes surrendered in exchange for new notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the new notes will not result in any increase in our indebtedness. We have agreed to bear the expenses of the exchange offer. No underwriter is being used in connection with the exchange offer.

        We used the gross proceeds from the sale of the old notes and the proceeds from the Sale-Leaseback Transaction, together with available cash:

  •
  to repay senior debt obligations of approximately $70.2 million with a weighted average interest rate of 6.6%;

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  to repay subordinated debt obligations of approximately $44.4 million with a weighted average interest rate of 13.8%; and

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  to pay fees and expenses associated with sale of the old notes and related transactions of approximately $5.6 million.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents, total debt and total capitalization as of June 27, 2004. This table should be read in conjunction with "Use of Proceeds," "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

At June 27, 2004
(Dollars in Thousands)
Cash and cash equivalents	$4,781

Total Debt:
Revolving Credit Facility(1)	—
Senior Secured Notes	105,000
Capital leases and other debt	1,677

Total debt	$106,677
Shareholders' equity	17,366

Total Capitalization	$124,043

(1)
On June 27, 2004 we had approximately $13.0 million of borrowing availability under the Revolving Credit Facility. See "Description of Certain Indebtedness." See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following table sets forth selected consolidated financial and other data of our Company. The income statement data for fiscal years ended 2001, 2002 and 2003 and the balance sheet data as of the fiscal years ended 2002 and 2003 are derived from the consolidated financial statements of our Company appearing elsewhere in this prospectus, which have been audited by Ernst & Young LLP, independent registered public accounting firm. The selected consolidated financial data as of June 29, 2003 and June 27, 2004 and for the six months ended June 29, 2003 and June 27, 2004 are derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. Such unaudited consolidated financial statements, in the opinion of management, include all adjustments necessary for the fair presentation of our financial condition and results of operations for such periods and as of such dates. The income statement data for the fiscal years ended October 3, 1999 and October 1, 2000 and the three months ended December 31, 2000 and the balance sheet data as of October 3, 1999, October 1, 2000, December 31, 2000 and December 30, 2001 have been derived from the consolidated financial statements of our Company, audited by Ernst & Young LLP, independent registered public accounting firm, which are not included herein. We acquired the stock of El Torito Restaurants, Inc. on June 28, 2000. On October 30, 2000, we elected to change the date of our fiscal year-end to the last Sunday in December. Prior to this change, our fiscal year was the 52 or 53 week period ending on the first Sunday in October. As a result of the change in our fiscal year, our consolidated financial statements include the three month period from October 2, 2000 through December 31, 2000. The twelve month periods ended October 1, 2000 and December 30, 2001 each consist of 52 weeks. The consolidated financial statements for the three months ended December 31, 2000 include the operations of El Torito Restaurants, Inc. for the period from September 25, 2000 to December 31, 2000. The consolidated financial statements as of and for the twelve months ended October 1, 2000 include the operations of El Torito Restaurants, Inc. from June 28, 2000 (the date of acquisition) to September 24, 2000. The data presented below should be read in conjunction with, and is qualified in its entirety by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto appearing elsewhere in this prospectus.

							Fiscal Year Ended						(unaudited) Six Months Ended
	Fiscal Year Ended Oct. 3, 1999		Fiscal Year Ended Oct. 1, 2000		Three Months Ended Dec. 31, 2000		2001		2002		2003		June 29, 2003		June 27, 2004
	($ in thousands)
Income Statement Data:
Restaurant revenues	$93,797		$161,107		$79,746		$322,857		$310,094		$307,278		$156,716		$163,000
Other revenues	1,452		1,433		370		2,149		2,285		4,714		1,677		4,145

Total revenues	95,249		162,540		80,116		325,006		312,379		311,992		158,393		167,145
Cost of sales	25,902		43,516		21,923		82,188		77,867		77,555		39,056		41,121
Labor	30,181		54,357		29,853		120,378		116,156		116,269		57,782		60,664
Direct operating and occupancy expense	18,928		34,886		18,896		80,789		74,315		74,938		37,253		38,344
General and administrative expense	11,429		15,779		3,837		16,688		14,670		15,201		7,538		8,959
Depreciation	4,286		5,959		3,285		13,220		11,872		11,732		6,611		6,008
Amortization	—		1,964		1,865		8,000		—		—		—		—
Operating income	3,959		5,751		457		1,675		15,803		16,063		10,153		11,916
Interest expense	4,161		7,735		4,285		16,922		14,290		13,372		6,688		6,372
Debt termination costs	—		—		—		—		—		—		—		4,677
Income (loss) before income taxes	(301)		(2,246)		(3,203)		(13,822)		2,257		3,315		4,335		1,499
Net income (loss)	1,317		(2,533)		(3,208)		(14,060)		2,535		3,206		4,292		1,432
Redeemable preferred stock accretion	(1,602)		(1,877)		(875)		(19,685)		(9,267)		(10,409)		(4,798)		(5,532)
Net income (loss) attributable to common stockholders(1)	$(285)		$(4,410)		$(4,083)		$(33,745)		$(6,732)		$(7,203)		$(506)		$(4,100)
Balance Sheet Data:
Cash and cash equivalents	$1,236		$4,318		$3,476		$614		$1,201		$2,605		$7,168		$4,781
Property and equipment, net	20,875		69,599		68,514		59,834		52,616		46,620		48,218		35,459
Total assets	29,284		206,775		206,201		184,108		175,768		173,020		179,284		170,087
Total debt	39,343		138,655		140,447		126,440		121,607		114,699		120,694		106,677
Total shareholders' equity (deficit)	$(20,407)		$11,763		$8,529		$9,753		$12,542		$15,861		$16,957		$17,366
Other Financial Data:
Capital expenditures	$3,795		$6,002		$2,468		$7,589		$5,992		$6,962		$3,077		$2,951
Ratio of earnings to fixed charges(2)	0.9	x	0.8	x	0.4	x	0.4	x	1.1	x	1.2	x	1.6	x	1.2	x

(1)
Net income (loss) attributable to common stockholders includes the effect of the accretion of the liquidation preference on the redeemable preferred stock which reduces net income or increases net loss attributable to common stockholders for the relevant periods.

(2)
For purposes of calculating the ratio of earnings to fixed charges, earnings consist of net income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness plus one-third of rental expense (the portion deemed representative of the interest factor). For the fiscal years ended December 2001, October 2000 and October 1999, and the three month period ended December 2000, our earnings were insufficient to cover fixed charges by $14,060, $2,246, $301 and $3,203, respectively (in thousands).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations contains forward looking statements. These forward looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in the "Risk Factors" section. Our actual results may differ materially from those contained in any forward looking statements. You should read the following discussion together with the section entitled "Risk Factors," "Selected Historical Consolidated Financial Data," and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Overview

        We are one of the largest full service, casual dining Mexican restaurant chain operators in the United States in terms of number of restaurants. We currently operate 128 restaurants, of which 116 are located in California, with additional restaurants in Arizona, Indiana, Illinois, Missouri, Oregon and Washington. Our three major subsidiaries are El Torito Restaurants, Inc., which we acquired in June 2000, Acapulco Restaurants, Inc., and a purchasing, distribution, and manufacturing subsidiary, Real Mex Foods, Inc.

        Our two primary restaurant concepts, El Torito and Acapulco, offer high quality Mexican food, a wide selection of alcoholic beverages and excellent guest service. Founded in 1954, El Torito has been a pioneer in the full service, casual dining Mexican restaurant segment in California. El Torito currently operates 76 restaurants, including six premium El Torito Grill restaurants, and is the largest full service casual dining Mexican restaurant chain in California in terms of number of restaurants. The first Acapulco restaurant opened in Pasadena, California in 1960 and now has 39 locations. Acapulco is currently the third largest full service, casual dining Mexican restaurant chain in California in terms of number of restaurants.

        In addition to the El Torito, El Torito Grill and Acapulco concepts, we operate 13 additional restaurant locations, most of which are also full service Mexican formats, under the following brands: Las Brisas; Casa Gallardo; El Paso Cantina; GuadalaHarry's; Hola Amigos; Who Song & Larry's; and Keystone Grill. We acquired most of these restaurants in connection with the acquisition of El Torito Restaurants, Inc.

        In 2004, we plan to open at least one new El Torito restaurant. We also have in the past, and may in the future, convert select restaurants to the El Torito brand. In addition, we plan to continue our refreshening program which we began in late 2002, in an effort to increase our visibility and to change signage at several restaurants to reflect current logos and trademarks, and consistent color palates.

        We believe that a continued focus on increasing same store sales, superior operational execution and the management of restaurant expenses are the key components in our future profit growth.

        Our fiscal year consists of 52 or 53 weeks and ends on the last Sunday in December of each year. The six months ended June 29, 2003 and July 27, 2004 consist of twenty-six weeks. When calculating same store sales, we include a restaurant that has been open for more than 12 months and for the entirety of each comparable period. As of December 28, 2003, we had 131 restaurants which met this criteria. As of June 27, 2004, we had 129 restaurants which met this criteria.

        In fiscal 2003 we generated revenues of $312.0 million. Our revenues are comprised of restaurant revenues and other revenues which include outside food sales, admission charges and vending commissions. Our restaurant revenues for fiscal 2003 of $307.3 million are comprised almost entirely of food and beverage sales with food sales and beverage sales comprising approximately 73.0% and 27.0%, respectively, of total restaurant revenues.

        In the six months ending June 27, 2004 we generated revenues of $167.1 million. Our restaurant revenues for the six months ending June 27, 2004 of $163.0 million are comprised almost entirely of food and beverage sales with food sales and beverage sales comprising approximately 72.2% and 27.8%, respectively, of total restaurant revenues.

        Cost of sales is comprised primarily of food and alcoholic beverage expenses. The components of cost of sales are variable and increase with sales volume. In addition, the components of cost of sales are subject to increase or decrease based on fluctuations in commodity costs and depend in part on the success of controls we have in place to manage cost of sales in our restaurants. The cost, availability and quality of the ingredients we use to prepare our food and beverages are subject to a range of factors including, but not limited to, seasonality, political conditions, weather conditions, and ingredient shortages. We have entered into contracts for a large percentage of our products in order to limit our exposure to commodity cost increases, including a two year fixed price contract for any poultry we order through 2004 and similar varying length contracts for shrimp, cheese, tortillas, produce, beans, rice, and canned tomatoes. In addition, we have negotiated reduced pricing on tequila through 2004, which accounts for the majority of our alcoholic beverage costs, and fixed pricing on wine, and believe that these contracts will offset any potential negative impact due to expected increases in beer pricing. Historically, we have been able to renew our contracts on comparable terms to avoid any material impact on our cost structure.

        In order to improve cost control at the restaurant level, we perform a rigorous, restaurant by restaurant review of our key costs. The review consists of a best practices analysis of food and liquor cost by region. Underperforming restaurants are identified and new cost targets are established. Under this program, Regional Directors and Quality Assurance Chefs are then assigned to these restaurants to determine the causes of the cost variances. Management is trained and held accountable for managing costs at the newly established target levels.

        Labor cost includes direct hourly and management wages, operations management bonus expense, vacation pay, payroll taxes and workers' compensation insurance and health insurance expenses. Although our fixed premium insurance costs have increased in recent years in response to terrorism and other factors, these increases have been mitigated by in-restaurant safety programs, improved management of claims and increases in the deductibles under our workers' compensation and general liability policies from $0.3 million per claim to $0.5 million per claim. The increase in the insurance deductible levels or any significant increase in the aggregate amount of claims could potentially adversely affect our results of operations in the future.

        Direct operating and occupancy expense includes operating supplies, repairs and maintenance, advertising expenses, utilities, and other restaurant related operating expenses. This expense also includes all occupancy costs such as fixed rent, percentage rent, common area maintenance charges, real estate taxes and other related occupancy costs.

        General and administrative expense includes all corporate and administrative functions that support our operations. Expenses within this category include executive management, supervisory and staff salaries, bonus and related employee benefits, travel and relocation costs, information systems, training, corporate rent and professional and other consulting fees.

        Depreciation principally includes depreciation of capital expenditures for restaurants. Pre-opening costs are expensed as incurred and include costs associated with the opening of a new restaurant or the conversion of an existing restaurant to a different concept. In September 2001, the Financial and Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under this Statement, goodwill deemed to have an indefinite life is no longer amortized but is subject to an annual impairment test in accordance with the Statement. Other intangible assets continue to be amortized over their useful lives. We adopted SFAS No. 142 on

December 31, 2001. In accordance with SFAS No. 142, we discontinued amortization of goodwill and other intangibles with an indefinite life. A reconciliation of previously reported net income to amounts adjusted for the exclusion of goodwill is as follows:

December 30, 2001
Reported net loss	$(14,060)
Goodwill amortization	8,000

Pro forma net loss	$(6,060)

        Our annual operating results are impacted by restaurant closures to the extent we close locations. Due to our long operating history, restaurant closures are generally the result of lease expirations. Many of our leases are non-cancelable and have initial terms of 10 to 20 years with one or more renewal terms of three or more years that we may exercise at our option. We currently own three restaurant locations and lease the remaining 125.

        Our Company utilizes the liability method of accounting for income taxes as set forth in SFAS No. 109, "Accounting for Income Taxes." Under the liability method, deferred taxes are determined based on the difference between the financial statement and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not to be realizable in future periods. We have significant deferred tax assets, which are subject to periodic recoverability assessments. We have set up a valuation allowance for the net deferred tax assets, which has reduced our effective tax rate. Historically, we have incurred losses for tax purposes, with a small taxable income for the fiscal year 2002. The income tax provisions recorded for fiscal 2001, 2003 and for the six month periods ended June 29, 2003 and June 27, 2004 represent the state taxes paid in those periods. Due to the net operating loss for federal purposes, there was no federal tax provision in 2001, 2003 and for the six month periods ended June 29, 2003 and June 27, 2004. The tax benefit recorded in 2002 was due to a carryback allowed under the Job Creation and Worker Assistance Act of 2002. The realization of the deferred tax assets principally depends upon our achieving consistent projected future taxable income. The deferred tax asset balance as of June 27, 2004 amounted to $26.4 million, which is offset by a valuation allowance of $19.3 million and deferred tax liabilities of $7.1 million.

        We perform ongoing analyses of restaurant cash flow, and in the case of negative cash flow or underperforming restaurants, we may negotiate early termination of leases, allow leases to expire without renewal or sell restaurants. Since the end of fiscal 2001 our restaurant count has declined from 140 to 128 restaurants due to restaurant closures as a result of this strategy. In addition, from time to time we may be forced to close a successful restaurant if we are unable to renew the lease on satisfactory terms, or at all.

        In 2003, two of our restaurants were partially destroyed by fire. The loss, covered by our replacement cost property insurance, resulted in a gain of $0.6 million which is presented as casualty gain in the December 28, 2003 income statement and a gain of $0.3 million and $0.5 million which are presented as casualty gains in the June 29, 2003 and June 27, 2004 income statements, respectively. The gains include business interruption proceeds and gains on property replacement. We are pursuing additional reimbursement for claims related to these fires from the insurance carrier.

        On March 31, 2004, we sold and concurrently leased back the land and buildings underlying five of our restaurants (three in Missouri and two in California) for total net proceeds of approximately $12.1 million (the "Sale-Leaseback Transaction").

        On March 31, 2004, we sold $105,000,000 of our 10% Senior Secured Notes due 2010. The proceeds of the sales of the old notes were used to pay then outstanding indebtedness.

Results of Operations

        Our operating results for fiscal years ended 2001, 2002 and 2003, and the six months ended June 29, 2003 and June 27, 2004 are expressed as a percentage of total revenues below:

	Fiscal Years Ended			Six Months Ended
	2001	2002	2003	June 29, 2003	June 27, 2004
Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	25.3	24.9	24.9	24.7	24.6
Labor	37.0	37.2	37.3	36.5	36.3
Direct operating and occupancy expense	24.9	23.8	24.0	23.5	22.9
Total operating costs	87.2	85.9	86.1	84.7	83.8
General and administrative expense	5.1	4.7	4.9	4.8	5.4
Depreciation	4.1	3.8	3.8	4.2	3.6
Amortization	2.5	—	—	—	—
Operating income	0.5	5.1	5.1	6.4	7.1
Interest expense	5.2	4.6	4.3	4.2	3.8
Debt termination costs	—	—	—	—	2.8
Total other expense, net	4.8	4.3	4.1	3.7	6.2
Income (loss) before income taxes	(4.3)	0.7	1.1	2.7	0.9
Net income (loss)	(4.3)	0.8	1.0	2.7	0.9

Six months ended June 27, 2004 compared to the six months ended June 29, 2003

        Total Revenues.    Total revenues increased by $8.8 million, or 5.5%, to $167.1 million in the first half of 2004 from $158.4 million in the first half of 2003 due to a $6.3 million increase in restaurant sales and a $2.5 million increase in other revenues. The increase in restaurant sales was the result of comparable store sales increases of 6.5% in the first six months of the year, partially offset by restaurant closures. The increase in comparable store sales was driven by pricing increases in the Acapulco and El Torito concepts of 1.5%, increases in customer counts of 2.0% in the El Torito concept and decreased discounting in the Acapulco concept. The $2.5 million increase in other revenues was primarily due to an increase in sales to outside customers by our distribution facility.

        Cost of Sales.    Total cost of sales of $41.1 million in the first half of 2004 increased $2.1 million or 5.3% as compared to the first half of 2003 primarily due to higher costs associated with the increase in sales to outside customers from our distribution facility combined with commodity cost increases primarily in cheese, dairy and fresh fish. As a percentage of total revenues, cost of sales decreased to 24.6% for the first half of 2004 from 24.7% for the first half of 2003.

        Labor.    Labor costs of $60.7 million in the first half of 2004 increased by $2.9 million or 5.0% as compared to the first half of 2003. The increase in labor cost dollars was due to an increase in hourly labor of $1.3 million, associated with the increase in restaurant revenues, combined with higher benefits expense, primarily higher workers' compensation insurance expense of $0.8 million and higher state unemployment taxes of $0.5 million. Payroll and benefits remain subject to inflation and government regulation, especially wage rates currently at or near the minimum wage, and expenses for health insurance and workers' compensation insurance. As a percent of total revenues, labor costs decreased to 36.3% for the first half of 2004 from 36.5% for the first half of 2003. The decrease in labor expense was primarily attributable to lower hourly labor expense as a percent of sales. Hourly labor cost has improved due to continued hourly labor cost controls in our restaurants including improvements in labor productivity and the completion of the implementation of a program designed to assist management with labor forecasting and scheduling.

        Direct Operating and Occupancy Expense.    Direct operating and occupancy expense of $38.3 million in the first half of 2004 increased by $1.1 million or 2.9% as compared to the first half of 2003. This variance was primarily due to increases in occupancy expenses resulting from base rent increases associated with lease renewals and the Sale-Leaseback Transaction. Direct operating and operating expense as a percentage of sales decreased to 22.9% for the first half of 2004 from 23.5% for the first half of 2003.

        General and Administrative Expense.    General and administrative expense of $9.0 million in the first half of 2004 increased $1.4 million or 18.9% as compared to the first half of 2003, primarily due to higher bonus expense. As a percentage of total revenues, general and administrative expenses increased to 5.4% for the first half of 2004 from 4.8% for the first half of 2003.

        Depreciation.    Depreciation expense of $6.0 million in the first half of 2004 decreased $0.6 million or 9.1% lower as compared to the first half of 2003, primarily due to decreased depreciation expense associated with restaurant closures. As a percentage of total revenues, depreciation decreased to 3.6% for the first half of 2004 from 4.2% for the first half of 2003.

        Interest Expense.    Interest expense of $6.4 million in the first half of 2004 decreased $0.3 million or 4.7% as compared to the first half of 2003 primarily due to a reduction in debt levels. The Company's total debt balance was $14.0 million lower at June 27, 2004 as compared to June 29, 2003. As a percentage of total revenues, interest expense decreased to 3.8% for the first half of 2004 from 4.2% for the first half of 2003.

        Debt Termination Costs.    On March 31, 2004, we sold $105,000 aggregate principal amount of 10% Senior Secured Notes due 2010. Concurrent with the sale of the Notes, we retired the Subordinated Notes and the term loans outstanding under our Prior Credit Facility and wrote-off the unamortized cost of the associated deferred debt fees in the amount of $4,677, recorded in Debt Termination Costs in the income statement for the six months ended June 27, 2004.

Fiscal Year Ended December 28, 2003 Compared to Fiscal Year Ended December 29, 2002

        Total Revenues.    Total revenues of $312.0 million in fiscal 2003 decreased $0.4 million or 0.1% compared to fiscal 2002. This decrease was due to restaurant closures, three in 2002 and four in 2003 (not including two additional restaurants which closed on the last day of fiscal 2003), partially offset by same store sales increases of $4.1 million or 1.4% in 2003, with the strongest increases at El Torito, and $2.4 million in sales increases to outside customers from our distribution facility.

        Cost of Sales.    Total cost of sales of $77.6 million in fiscal 2003 decreased $0.3 million or 0.4% as compared to the prior year. We were able to maintain product costs through successful contract negotiation and economies of scale realized through increasing the centralized purchasing of our products for El Torito and Acapulco at our distribution facility. In addition, increased raw materials purchases resulting from the increase in sales to outside customers have further enhanced our purchasing power. As a percentage of total revenues, cost of sales was flat versus the prior year at 24.9%.

        Labor.    Labor costs of $116.3 million in 2003 increased by $0.1 million or 0.1% as compared to the prior year. As a percent of total revenues, labor costs were 37.3% in fiscal 2003 as compared to 37.2% in 2002. In 2003, labor costs at Acapulco were realigned in order to be consistent with El Torito. The net result of this change was a decrease in salary labor and an offsetting increase in maintenance labor expense, which is included in direct operating and occupancy expenses. Hourly labor cost has also improved due to continued hourly labor cost controls in our restaurants including improved labor productivity reporting versus targets and the completion of the implementation of a program designed to assist in labor forecasting and scheduling. Improvements in hourly and salary labor expense were offset by higher workers' compensation expense. Payroll and benefits remain subject to inflation and government regulation, especially wage rates currently at or near the minimum wage, and expenses for health insurance and workers' compensation insurance.

        Direct Operating and Occupancy Expense.    Direct operating and occupancy expense, was $74.9 million in fiscal 2003 which was $0.6 million or 0.8% higher than 2002. This variance was primarily due to higher maintenance and cleaning expense of $0.8 million primarily related to the realignment of hourly labor in Acapulco, combined with higher utilities expense of $0.3 million and partially offset by lower advertising expense of $0.6 million. As a percentage of total revenues, direct operating and occupancy expense was 24.0% in fiscal 2003 as compared to 23.8% in 2002.

        General and Administrative Expense.    General and administrative expense of $15.2 million was $0.5 million or 3.6% higher than the prior year primarily due to higher salary/payroll tax expense and recruitment fees in 2003. General and administrative expenses as a percentage of total revenues increased to 4.9% in 2003 as compared to 4.7% in the prior year.

        Depreciation.    Depreciation decreased $0.1 million or 1.2% in fiscal 2003 as compared to fiscal year end 2002. The decrease was primarily due to decreased depreciation expense associated with restaurant closures in both fiscal years. As a percentage of total revenues, depreciation was 3.8% in both fiscal 2003 and 2002.

        Interest Expense.    Interest expense decreased $0.9 million or 6.4% in fiscal 2003 as compared to fiscal year end 2002 due to a combination of a reduction in debt levels and decreases in interest rates. The company reduced debt levels by $11.2 million in 2003 and interest rates on its senior credit facility declined from a weighted average level of 7.3% in 2002 to 6.6% in 2003. As a percentage of total revenues, interest expense was 4.3% in fiscal 2003 as compared to 4.6% in 2002.

Fiscal Year Ended December 29, 2002 Compared to Fiscal Year Ended December 30, 2001

        Total Revenues.    Total revenues of $312.4 million in fiscal 2002 decreased $12.6 million or 3.9% as compared to fiscal 2001. This decrease was largely due to restaurant closures, four in 2001 and three in 2002, combined with decreases in same store sales of $5.8 million or 1.8%, despite stronger performance at El Torito, as compared to our other restaurant concepts.

        Cost of Sales.    Total cost of sales in fiscal 2002 of $77.9 million decreased $4.3 million or 5.3% as compared to the fiscal 2001. As a percentage of total revenues, cost of sales comprised 24.9% in fiscal 2002 as compared to 25.3% in fiscal 2001. We were able to improve cost of sales, despite investing in quality improvements in several key ingredients, by centralizing the purchasing and distribution of the majority of our food products and alcoholic beverages from outside vendors to our wholly owned distribution facility, thereby realizing economies of scale.

        Labor.    Labor costs of $116.2 million in 2002 decreased by $4.2 million or 3.5% as compared to fiscal 2001, primarily due to restaurant closures. Although labor cost in dollars decreased, labor costs as a percent of total revenues increased to 37.2% in fiscal 2002 as compared to 37.0% in 2001. Because we must maintain basic hourly labor coverage regardless of revenues, the 1.8% decrease in same store sales negatively impacted labor as a percent of revenues. Hourly labor was also impacted in 2001 by a $0.50 increase in the California minimum wage. Increases in hourly labor were partially offset by improved labor efficiencies and lower health insurance expense.

        Direct Operating and Occupancy Expense.    Direct operating and occupancy expense was $74.3 million in fiscal 2002 which was $6.5 million or 8.0% lower than fiscal 2001. This variance was primarily due to lower occupancy expense of approximately $2.8 million primarily resulting from restaurant closures, and lower utilities expense of $1.2 million primarily due to lower natural gas costs.

As a percentage of total revenues, direct operating and occupancy expense was 23.8% in fiscal 2002 as compared to 24.9% in 2001.

        General and Administrative Expense.    General and administrative expense of $14.7 million was $2.0 million or 12.1% lower than the prior year primarily due to lower legal expense and consulting fees expense. We paid expenses related to a management agreement of $0.3 million in 2002 versus $0.7 million in 2001. General and administrative expense, as a percent of total revenues, was 4.7% in fiscal 2002 as compared with 5.1% in fiscal 2001.

        Depreciation.    Depreciation expense of $11.9 million in 2002 decreased $1.3 million or 10.2% versus 2001. The decrease was partially due to decreased depreciation expense associated with restaurant closures in both fiscal years. As a percent of total revenues, depreciation was 3.8% in 2002 as compared to 4.1% in 2001.

        Amortization.    The variance in amortization expense between 2002 and 2001 is the result of a change in accounting policy we implemented in 2002. In September 2001, FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill deemed to have an indefinite life is no longer amortized but is subject to an annual impairment test in accordance with the SFAS No. 142. Other intangible assets continue to be amortized over their useful lives. The Company adopted the provisions of SFAS No. 142 effective December 31, 2001, and, accordingly, ceased amortizing amounts related to goodwill. The Company performed an annual assessment of impairment of goodwill by applying fair-value based tests and determined that no impairment existed in 2002. The effect of the adoption of SFAS 142 resulted in no goodwill amortization or impairment being recorded in 2002 versus amortization of goodwill of $8.0 million in 2001.

        Interest Expense.    Interest expense decreased $2.6 million or 15.6% in fiscal 2002 as compared to fiscal 2001 due to a combination of a reduction in debt levels and decreases in interest rates. We reduced debt levels by $9.4 million in 2002 and interest rates on our senior credit facility declined from a weighted average level of 8.8% in 2001 to 7.3% in 2002. As a percentage of total revenues, interest expense was 6.2% in fiscal 2002 as compared to 5.9% in 2001.

Liquidity and Capital Resources

        Our principal liquidity requirements are to service our debt and meet our capital expenditure and working capital needs. Our indebtedness at June 27, 2004 was $106.7 million, and we had $13.0 million of revolving credit availability under our Revolving Credit Facility. Our ability to make principal and interest payments and to fund planned capital expenditures will depend on our ability to generate cash in the future, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our $15.0 million Revolving Credit Facility and $15.0 million Letters of Credit Facility (the "Senior Credit Facility") will be adequate to meet our liquidity needs for the foreseeable future. In addition, we may partially fund restaurant openings through credit received from trade suppliers and landlord contributions, if favorable terms are available. We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our Revolving Credit Facility in an amount sufficient to enable us to service our indebtedness or to fund our other liquidity needs. If we consummate an acquisition, our debt service requirements could increase. We may need to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. See "Risk Factors—Risks Related to the New Notes."

        On March 31, 2004, we completed the Sale-Leaseback Transaction which resulted in net proceeds of approximately $12.1 million. The gain on the Sale-Leaseback Transaction of approximately $3.9 million will be deferred and amortized over the lives of the related leases. The leases entered into in connection with the Sale-Leaseback Transaction have 20 year terms and qualify for operating lease treatment. The proceeds of the Sale-Leaseback Transaction were used to repay then outstanding indebtedness. We expect that the Sale-Leaseback Transaction, apart from any other factors influencing rent expense, will result in approximately $1.03 million in increased rent expense in 2004 (or $1.4 million annualized for 2004), to be partially offset by approximately $0.2 million in deferred gain amortization in 2004.

Working Capital and Cash Flows

        We presently have, in the past have had, and in the future are likely to have, negative working capital balances. The working capital deficit principally is the result of accounts payable and accrued liabilities being in excess of current asset levels. The largest components of our accrued liabilities include reserves for our self-insured workers' compensation and general liability insurance, accrued payroll and related employee benefits costs, and gift certificate liabilities. We do not have significant receivables and we receive trade credit based upon negotiated terms in purchasing food and supplies. Funds available from cash sales not needed immediately to pay for food and supplies or to finance receivables or inventories typically have been used for capital expenditures and/or debt service payments under our existing indebtedness.

        Operating Activities.    We had net cash provided by operating activities of $8.6 million for the six months ended June 27, 2004 compared with net cash provided by operating activities of $9.8 million for the six months ended June 29, 2003. The decrease in cash provided by operating activities was primarily attributable to an increase in other long-term assets resulting from a cash deposit paid to an insurance company to service our obligations under one of our deductible insurance policies.

        Investing Activities.    We had net cash provided by investing activities of $9.8 million for the six months ended June 27, 2004 compared with net cash used in investing activities of $2.2 million for the six months ended June 29, 2003. The increase in cash provided by investing activities was primarily the result of the Sale-Leaseback Transaction, which generated approximately $12.1 million in proceeds. We had net cash used in investing activities of $6.1 million for the twelve months ended December 28, 2003 compared with net cash used in investing activities of $6.0 million for the twelve months ended December 29, 2002. The increase in cash used in investing activities was primarily as a result of an increase in additions to property and equipment due to the replacement cost of property destroyed by fire in 2003. We expect to make capital expenditures totaling approximately $10.4 million in 2004, including approximately $5.7 million in maintenance capital expenditures, approximately $2.5 million to build two new El Torito restaurants, approximately $0.2 million for restaurant conversions and approximately $2.0 million for the continuation of our refreshening program. In addition, we expect pre-opening expenses associated with new units and conversions to be $0.6 million in 2004. These and other similar costs may be higher in the future due to inflation and other factors. We expect to fund such new restaurants, conversions and refreshenings from cash flow from operations, available cash, available borrowings under our Senior Credit Facility, landlord contributions (if favorable terms are available) and trade financing received from trade suppliers.

        Financing Activities.    We had net cash used in financing activities of $16.2 million for the six months ended June 27, 2004 compared with net cash used in financing activities of $1.6 million for the six months ended June 29, 2003. The increase in cash used in financing activities was primarily attributable to the retirement of long term indebtedness of $115.9 million and the payment of financing costs of $5.4 million attributable to the Notes, offset by the proceeds of the offering of the Notes. We had net cash used in financing activities of $8.6 million for the twelve months ended December 28,

2003 compared with net cash used in financing activities of $6.6 million for the twelve months ended December 29, 2002. The increase in cash used in financing activities was primarily attributable to increased debt payments in fiscal 2003 as the proceeds from the sale of the land and building of an owned property were used to retire indebtedness outstanding under our senior credit facility.

Debt and Other Obligations

        At March 28, 2004, our prior senior credit facility (the "Prior Credit Facility") consisted of term loans with a $70.2 million outstanding balance, and a $24.0 million revolver, which had a $17.0 million sub-limit for letters of credit. In addition, at March 28, 2004 we had outstanding $44.4 million of subordinated notes under a subordinated loan agreement ("Subordinated Notes"). On March 31, 2004, the Company sold $105 million aggregate principal amount of 10% Senior Secured Notes due 2010. Interest on the Notes is payable semiannually on April 1 and October 1 each year, commencing October 1, 2004. At the closing of the sale of the old notes, we used the proceeds from the sale of the old notes and the Sale-Leaseback Transaction to repay our term loans then outstanding under the Prior Credit Facility and Subordinated Notes in full, and entered into the Senior Credit Facility. The Senior Credit Facility is comprised of a $15.0 million Revolving Credit Facility and a $15.0 million Letters of Credit Facility. At the closing of the sale of the old notes, we utilized the Letters of Credit Facility in its entirety and utilized an additional $2.0 million from the Revolving Credit Facility to secure approximately $17.0 million in outstanding letters of credit, which serve as collateral for our various self-insured workers' compensation and other insurance programs.

        In connection with the retirement of our term loans then outstanding under our Prior Credit Facility and Subordinated Notes, we took a charge of $4.7 million consisting of a non cash charge of $2.4 million for the write-off of discount associated with the Subordinated Notes, a non cash charge of $1.9 million for the write-off of deferred financing costs associated with indebtedness outstanding under our Prior Credit Facility and a $0.4 million pre-payment premium in connection with the repayment of the Subordinated Notes. In addition, we terminated an interest rate swap agreement related to our Prior Credit Facility at a cash cost of $0.2 million.

        In connection with our acquisition of El Torito, we assumed capitalized lease obligations, collateralized with leasehold improvements, in an aggregate amount of $9.2 million. The capitalized lease obligations have a weighted average interest rate of 10.0%. As of June 27, 2004, the principal amount due relating to capitalized lease obligations was $1.6 million. Principal and interest payments on the capital lease obligations are due monthly and range from $1,100 to $7,500 per month. The capital lease obligations mature between 2004 and 2027.

        The following tables represent our contractual commitments as of December 28, 2003 and updated as of June 27, 2004 associated with obligations pursuant to our operating leases, debt and other obligations discussed above and from our restaurant operating leases:

Contractual Obligations(1)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	($ in thousands)
(December 28, 2003)
Long Term Debt Obligations(2)	$112,797	$7,691	$28,424	$56,431	$20,251
Capital Lease Obligations	1,902	469	452	471	510
Operating Lease Obligations(3)	111,900	18,600	29,800	21,500	42,000

Total	$226,599	$26,760	$58,676	$78,402	$62,761

(June 27, 2004)
Obligations Under the notes	$105,000	$—	$—	$—	$105,000
Long Term Debt Obligations	63	63	—	—	—
Capital Lease Obligations	1,614	182	451	471	510
Operating Lease Obligations(3)	134,965	9,601	32,179	23,886	69,299

Total	$241,642	$9,846	$32,630	$24,357	$174,809

(1)
Does not include various pricing agreements with our vendors, because they do not include material fixed or minimum quantities to be purchased.

(2)
Includes the notes payable acquired in the El Torito acquisition relating to the purchase of equipment and notes issued in 2003 to acquire insurance policies.

(3)
In addition to the base rent, many of our leases contain percentage rent clauses, which obligate us to pay additional rents based on a percentage of sales, when sales levels exceed a contractually defined base. We recorded such additional rent expenses of $2,302 in 2001, $2,150 in 2002, $2,144 in 2003 and $1,257 in the first half of 2004. Operating Lease Obligations do not reflect potential renewals or replacements of expiring leases.

Quantitative and Qualitative Disclosure about Market Risk

        The inherent risk in market risk sensitive instruments and positions primarily relates to potential losses arising from adverse changes in foreign exchange rates and interest rates.

        We consider the U.S. dollar to be the functional currency for all of our entities. All of our net sales and our expenses in fiscal years 2001, 2002 and 2003 were denominated in U.S. dollars. Therefore, foreign currency fluctuations did not materially impact our financial results in those periods.

        We are subject to market risk from exposure to changes in interest rates based on our financing activities. This exposure relates to borrowings under the Senior Credit Facility that are payable at floating rates of interest. Except for letters of credit secured by the Senior Credit Facility, we currently do not have any borrowings under our Senior Credit Facility. As a result, all of our debt currently carries fixed interest rates and we will, therefore, not be impacted by changes in interest rates until after we borrow under our Senior Credit Facility.

        Many of the food products purchased by us are affected by changes in weather, production, availability, seasonality and other factors outside our control. In an effort to control some of this risk, we have entered into certain fixed price purchase agreements with varying terms of generally no more than a year duration. In addition, we believe that almost all of our food and supplies are available from several sources, which helps to control food commodity risks.

Inflation

        Over the past five years, inflation has not significantly affected our operations. However, the impact of inflation on labor, food and occupancy costs could, in the future, significantly affect our operations. We pay many of our employees hourly rates related to the federal or applicable state minimum wage. Our workers' compensation and health insurance costs have been and are subject to continued inflationary pressures. Costs for construction, taxes, repairs, maintenance and insurance all impact our occupancy costs. Many of our leases require us to pay taxes, maintenance, repairs, insurance and utilities, all of which may be subject to inflationary increases. We believe that our current practice of maintaining operating margins through a combination of periodic menu price increases, cost controls, careful evaluation of property and equipment needs, and efficient purchasing practices is our most effective tool for dealing with inflation.

Critical Accounting Policies

        Our Company's accounting policies are fully described in Note 1 of the Consolidated Financial Statements. As disclosed in Note 1, the discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to goodwill, income taxes, impairment of long-lived assets and self-insurance reserves. We base our estimates on historical experience and on various other assumptions and factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Based on our ongoing review, we plan to make adjustments to our judgments and estimates where facts and circumstances dictate. Actual results could differ from our estimates.

        We believe the following critical accounting policies are important to the portrayal of our financial condition and results and require our management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Property and Equipment

        Property and equipment is recorded at cost. Property and equipment is depreciated over the assets' estimated useful lives using the straight-line method. Leasehold improvements are amortized using the straight-line method over the estimated useful life of the asset or the term of the related lease, whichever is shorter. The estimated useful lives for furniture, fixtures and equipment range from three to ten years. The lives for buildings and leasehold improvements are the shorter of 20 years or the term of the related operating lease.

Long-Lived Asset Impairments

        We assess the impairment of long-lived assets, including restaurant sites and other assets, when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. The asset impairment review assesses the fair value of the assets based on the future cash flows the assets are expected to generate. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from the disposition of the asset (if any) are less than the related asset's carrying amount. Impairment losses are measured as the amount by which the carrying amounts of the assets exceed their fair values. The net proceeds expected from the disposition of the asset are determined by independent quotes or expected sales prices developed by internal specialists. Estimates of future cash flows and expected sales prices are judgments based on our experience and knowledge of local operations. These estimates can be significantly impacted by future changes in real estate market conditions, the economic environment, capital spending decisions and inflation.

        For properties to be closed that are under long-term lease agreements, the present value of any remaining liability under the lease, discounted using risk-free rates and net of expected sublease rentals that could be reasonably obtained for the property, is recognized as a liability and expensed. The value of any equipment and leasehold improvements related to a closed store is reduced to reflect net recoverable values. Internal specialists estimate the subtenant income, future cash flows and asset recovery values based on their historical experience and knowledge of (1) the market in which the store to be closed is located, (2) the results of its previous efforts to dispose of similar assets and (3) the current economic conditions. The actual cost of disposition for these leases and related assets is affected by specific real estate markets, the economic environment and inflation.

        During the years ended December 30, 2001, December 29, 2002 and December 28, 2003, management of the Company determined that certain identified property and equipment was impaired and wrote it down by $2.1 million, $1.4 million and $0.2 million, respectively, to its estimated fair value by increasing accumulated depreciation and amortization and recording a loss on impairment of property and equipment. No impairment was recorded for the six months ended June 29, 2003 and $0.1 million was recorded for a loss on impairment of property and equipment for the six months ended June 27, 2004.

Valuation of Goodwill

        We have adopted the provisions of SFAS No. 142 effective December 31, 2001, and, accordingly, ceased amortizing amounts related to goodwill. Goodwill is tested annually for impairment, and is tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. Management of the Company performs its annual impairment test during the last quarter of its fiscal year. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. We consider the reporting unit level to be the company level, as the components (e.g., brands) within the Company have similar economic characteristics, including production processes, types or classes of customers and distribution methods. This determination is made at the reporting unit level and consists of two steps. First, management of the Company determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of the goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations". The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

        Factors that could change the result of our goodwill impairment test include, but are not limited to, different assumptions used to forecast future revenues, expenses, capital expenditures and working capital requirements used in our cash flow models. In addition, selection of a risk-adjusted discount rate on the estimated undiscounted cash flows is susceptible to future changes in market conditions, and when unfavorable, can adversely affect our original estimates of fair values. A variance in the discount rate could have a significant impact on the valuation of the goodwill for purposes of the impairment test. We cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill. Such events include, but are not limited to, strategic decisions made in response to economic environment on our customer base, or a material negative change in relationships with our customers. Our annual impairment tests of goodwill were performed as of December 28, 2003 and it was determined that the recorded amounts for goodwill are recoverable and that no impairment existed. We are not aware of any significant events or changes that would affect the recoverability of those amounts as of June 27, 2004.

Self-Insurance

        Our business is primarily self-insured for workers' compensation and general liability costs. We record our self-insurance liability, determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. Any actuarial projection of ultimate losses is subject to a high degree of variability. Sources of this variability are numerous and include, but are not limited to, future economic conditions, court decisions and legislative actions. Our workers' compensation future funding estimates anticipate no change in the benefit structure. Statutory changes could have a significant impact on future claim costs.

        Our workers' compensation liabilities are from claims occurring in various states. Individual state workers' compensation regulations have received a tremendous amount of attention from state politicians, insurers, employers and providers, as well as the public in general. Recent years have seen an escalation in the number of legislative reforms, judicial rulings and social phenomena affecting our business. The changes in a state's political and economic environment increase the variability in the unpaid claim liabilities.

Income Taxes

        We utilize the liability method of accounting for income taxes as set forth in SFAS No. 109, "Accounting for Income Taxes." Under the liability method, deferred taxes are determined based on the difference between the financial statement and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not of realization in future periods. We recorded a valuation allowance equal to the net deferred tax assets as of June 27, 2004.

Revenue Recognition

        Revenues from operations are recognized when sales occur.

Recent Accounting Pronouncements

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARP 51" which is effective for the quarter ending December 31, 2003 for variable interest entities (VIEs) created before February 1, 2003. FIN 46 establishes criteria to identify VIEs and the primary beneficiary of such entities. Entities that qualify as VIEs must be consolidated by their primary beneficiary. All other holders of interest in a VIE must disclose the nature, purpose, size and activity of the VIE as well as their maximum exposure to losses as a result of involvement with the VIE. We adopted FIN 46 in the third quarter of 2003. The adoption did not have a material effect on our consolidated financial position, results of operations or cash flows.

        Effective June 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" (Statement 150). This statement establishes standards for how an issuer classifies and measures certain financial instruments with both liabilities and equity. It requires that an issuer classify a financial instrument within its scope as a liability. Many of these instruments were previously classified as equity. Statement No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting a cumulative effect of a change in accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption.

Restatement is not permitted. In October 2003, the FASB issued FASB Staff Position SFAS 150-3, "Effective Date for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Noncontrolling Interests Under SFAS 150" which defers certain provisions of Statement No. 150 as they apply to mandatorily redeemable noncontrolling interests. The deferral is expected to remain in effect while those issues are addressed in either Phase II of the FASB's Liabilities and Equity project or Phase II of the Business Combination project. The FASB also decided to (1) preclude any "early" adoption of the deferred provisions for these noncontrolling interests during the deferral period, and (2) require the restatement of any financial statements that have been issued where these provisions of Statement No. 150 were applied to mandatorily redeemable noncontrolling interests. We adopted the provisions of Statement No. 150 on July 1, 2003.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133, clarifies when a derivative contains a financing component, amends the definition of "underlying" to conform it to the language used in FASB Interpretation No. 45, "Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" and amends certain other existing pronouncements. We currently have no derivative instruments therefore the adoption did not have an effect on our consolidated financial position, results of operations or cash flows.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation—Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock Based Compensation," to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, "Interim Financial Reporting," to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock based employee compensation on reported net income and earnings per share in annual and interim financial statements. The adoption of this statement did not have a material effect on our consolidated financial position, results of operations or cash flows.

        Effective January 2003, we adopted FASB Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 supersedes Emerging Issues Task Force ("EITF") No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires a liability for costs associated with an exit or disposal activity to be recognized when the liability is incurred. SFAS No. 146 was effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this statement did not have a material effect on our results of operations, liquidity or financial position.

        In April 2002, the FASB issued FASB Statement No. 145, "Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections" (Statement No. 145). Among other things, Statement No 145 rescinds Statement No. 4, which requires that all gains and losses from extinguishment of debt be reported as an extraordinary item. The adoption of Statement No. 145, effective January 1, 2003, did not have a material effect on our financial position, results of operations or liquidity.

        Effective January 2003, we adopted FASB Statement No. 143, "Accounting for Asset Retirement Obligations" Statement No. 143. SFAS No. 143 requires legal obligations associated with the retirement of tangible long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, related asset retirement costs should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. The adoption of Statement No. 143, effective January 1, 2003, did not have a material effect on our financial position, results of operations or liquidity.

BUSINESS

Our Company

        We are one of the largest full service, casual dining Mexican restaurant chain operators in the United States in terms of number of restaurants, with 128 restaurants, principally in California. Our two primary restaurant concepts, El Torito and Acapulco, offer a large variety of traditional, innovative and authentic Mexican dishes and a wide selection of alcoholic beverages at moderate prices, seven days a week for lunch and dinner, as well as Sunday brunch. Both restaurant concepts feature fresh, high quality and flavorful foods, served in casual atmospheres. For fiscal 2003, we generated revenues of $312.0 million and same store sales increases of 1.4%. Additionally, for fiscal 2003 we generated net income of $3.2 million and cash flow from operations of $16.1 million. For the first half of 2004, we generated revenues of $167.1 million and same store sales increases of 6.5%. Additionally, for the first half of 2004 we generated net income of $1.4 million and cash flow from operations of $8.6 million.

Our Restaurant Concepts

        El Torito (57.5% of 2003 restaurant revenues).    Founded in 1954, El Torito has been a pioneer in the full service, casual dining Mexican restaurant segment in California in terms of number of restaurants. El Torito currently operates 76 restaurants, including six premium El Torito Grill restaurants, and is the largest full service, casual dining Mexican restaurant chain in California. El Torito is dedicated to fresh, quality ingredients and authentic, made-from-scratch Mexican cuisine, including sizzling fajitas, hand-made tamales and traditional Mexican combination platters. We feature authentic regional specialties created by our executive chef, Pepe Lopez. El Torito restaurants are modeled after a traditional Mexican hacienda. The readers of the Orange County Register, a leading Los Angeles-area newspaper, have voted El Torito as the "Best Mexican Restaurant" three years in a row and featuring the "Best Sunday Brunch" ten years in a row. Lunch and dinner entrées range in price from $6.79 to $16.99 with an average dining check of $15.84 for fiscal 2003.

        El Torito restaurants are primarily free standing buildings. The restaurants average approximately 8,500 square feet with average seating of approximately 250 in the dining area and 75 people in the cantina. Most of the El Torito properties are leased.

        El Torito drives the traditionally slower dayparts of early evening and weekday traffic through Happy Hour offers and specialty theme menus. During Happy Hour, guests enjoy value priced appetizers and drinks. Our Pronto Lunch menu offers guests value priced, time sensitive entrées. El Torito stimulates incremental traffic with value promotions such as Cadillac Margarita Mondays and our long standing Taco Tuesday programs where guests may enjoy grilled chicken or steak tacos in the cantina.

        Acapulco (29.6% of 2003 restaurant revenues).    The first Acapulco restaurant opened in Pasadena, California in 1960 and Acapulco now has 39 locations and has become the third largest full service, casual dining Mexican restaurant chain in California in terms of number of restaurants. Acapulco offers California style Mexican food featuring traditional favorites as well as seafood specialties such as grilled halibut, shrimp and crab entrées. Acapulco also features a host of specialty drinks, including our signature house margarita made with premium Jose Cuervo Gold Tequila. Lunch and dinner entrées range in price from $5.99 to $14.99 with an average dining check of $14.40 for fiscal 2003.

        Acapulco restaurants are primarily freestanding and located in high-traffic urban and suburban areas. Acapulco restaurants generally range in size from approximately 7,500 to 8,600 square feet with average seating of approximately 200 in the dining area and 75 people in the cantina. Many locations have attractive outdoor patios. Most of the restaurant buildings are leased. Acapulco currently utilizes three models for restaurant décor: Hacienda, Aztec and Resort. The three styles, which are similar to one another, have allowed the Company to match design and capital expenditures with each location's physical plant and the site's customer demographics. A consistent appearance is achieved through similar exterior signage and the use of Mexican furnishings and vibrant primary color schemes in interior design throughout all Acapulco units.

        Acapulco benefits from long-standing, value oriented day-part programs designed to drive incremental traffic during slow periods. Beginning with Sunday brunch, guests can indulge in a champagne brunch with a variety of fresh soups, chilled salads, a taco bar with handmade tortillas, a made to order taco bar and a variety of traditional Mexican favorites. Weekday value promotions include Happy Hour, Margarita Mondays, Kids Eat Free on Tuesdays and a lunch buffet, for those time sensitive guests.

        Other Restaurant Concepts (12.9% of 2003 restaurant revenues).    We operate 13 additional restaurant locations, most of which are also full service Mexican formats, under the following brands: Las Brisas; Casa Gallardo; El Paso Cantina; GuadalaHarry's; Who Song & Larry's; Hola Amigos and Keystone Grill. We acquired most of these restaurants in connection with the acquisition of El Torito Restaurants, Inc.

Industry Overview

        The National Restaurant Association estimates that the restaurant industry generated sales of $421 billion in 2003, its 12th consecutive year of real sales growth, and predicts that changes in lifestyles and demographics, as well as consumer eating patterns, will continue to provide long-term industry growth. The Association expects the restaurant industry to grow at an average annual rate (including new restaurants) of approximately 4.6% through 2010. In addition, the Association expects that by 2010, 53% of the funds spent on food will be spent away from home, which is an increase over the 46% spent in 2003.

        According to the Association 2003 Consumer Survey, 91% of adults indicated they enjoy going to restaurants. Moreover, 75% of adults agreed that going out to a restaurant with family or friends gives them an opportunity to socialize and is a better way to make use of their leisure time than cooking and cleaning up.

        Most of our restaurants are located in California. The Association expects total restaurant industry revenue in California to grow at an annual rate (including new restaurants) of 5.2% in 2004, which is in excess of the expected national average of 4.7%.

        According to Technomic, full service restaurant sales reached $151.0 billion in 2003 and are expected to grow at an average annual rate (including new restaurants) of approximately 5.5% through 2007. Technomic estimates that the Mexican restaurant segment grew from approximately $4.5 billion in 1997 to $5.7 billion in 2002, representing an average annual growth rate of 5.1%, and is projected to grow to at an average rate of 4.0% through 2007.

Business Strengths

        Fresh, Authentic, Mexican Food.    Our food and beverage offerings range from guest favorites such as sizzling fajitas, hand-made tamales and traditional Mexican combination platters to authentic regional specialties created by our executive chef. Our executive chef makes regular visits to small villages throughout many regions of Mexico to identify new flavors and recipes, and introduces distinct dishes to our restaurant guests. We believe these freshly prepared, made-from-scratch items underscore our authenticity. We prepare all our recipes with fresh, high quality ingredients, from our salsa to our sizzling fajitas. El Torito is known for tableside preparations, including our most popular appetizer, our guacamole, which is made to our guests' specifications at their table. Our food is complemented by a variety of specialty drinks, including our house margarita, made with premium Jose Cuervo Gold Tequila.

        Service.    We train our servers to follow a service program designed to achieve fast and consistent service while also promoting a casual and festive atmosphere. Our service program outlines procedures, such as the server's first approach to the guest, product recommendations throughout the visit, timing and manner of food delivery, plate clearing, payment processing, and bidding the guest farewell. Throughout the day, managers are responsible for generating energy and enthusiasm throughout their restaurants by circulating and visiting with guests at their tables. Our primary goal is to ensure that every guest leaves fully satisfied, thereby promoting repeat visits.

        Commitment to Operational Excellence.    In 2003, we achieved increases in all key attributes of the guest's dining experience including taste, atmosphere, price/value, temperature, quality, speed of service, friendliness, cleanliness, menu selection, overall value and overall satisfaction, as measured by an El Torito and Acapulco guest satisfaction survey conducted in July 2003. We intend to continue to improve these key attributes by building upon the foundation of improved employee training programs and refined menu development and execution.

        Internal Production, Purchasing and Distribution Facilities.    We centralize purchasing and distribution for the majority of our raw ingredients, fresh products and alcoholic beverages, and manufacture food products through two facilities located in Southern California. The purchasing and distribution facility, encompassing approximately 67,000 square feet, enables us to order and deliver food items and ingredients on a timely basis. We have been able to leverage our purchasing power and reduce delivery costs, thereby contributing to our restaurant gross margins. Our manufacturing facility, encompassing approximately 33,000 square feet, produces certain high volume items for our restaurants including soups, baked goods and sauce bases, enabling us to maintain food quality and consistency while reducing costs. This facility also manufactures specialty products for sales to outside customers, marketed under the Real Mex Foods™ label as well as co-packaged under other branded names. Both of these facilities have additional capacity to allow for growth in our distribution operations and production for outside customers.

        Proven Management Team and Experienced Board of Directors.    We are led by a management team with extensive experience in all aspects of restaurant operations. Our management team has an average of more than 20 years of experience in the restaurant industry. Our Chief Executive Officer, Fred Wolfe, is a long-time veteran of our Company, having served a total of 18 years with us. From 1997 to 2001, Mr. Wolfe served as Chief Operating Officer of California Pizza Kitchen, Inc. ("CPK") and, together with the other top members of CPK's management team, successfully engineered CPK's return to profitability and 2001 initial public offering. In addition, a majority of our Directors have extensive management experience in the restaurant or food industry.

Business Strategy

        Our primary business objective is to increase same store sales and total revenues through brand positioning, new menu and product innovation, restaurant refreshenings and new restaurant openings.

        Effectively Communicate Our Brand Positioning.    At El Torito, we intend to continue to promote our authentic regional specials through in-restaurant and local advertising. At Acapulco, we have historically utilized a high level of discounting to drive guest traffic. In 2003, we reduced the frequency and circulation of coupons by 24% compared to 2002, while increasing same store sales and profitability. We intend to continue to reduce our coupon discount strategy and emphasize product quality and service.

        Refresh Restaurants.    In late 2002, we began a refreshening program in an effort to increase our visibility and to change signage at several restaurants to reflect current logos and trademarks, and consistent color palates. We re-signed and repainted the exteriors of nine El Torito restaurants for an average cost of approximately $22,000 per restaurant, or $0.2 million in total. Following the refreshenings, these restaurants experienced better than average same store sales trends compared to other El Torito restaurants, which we believe is attributable in large part to this program. Due to the success of this program, we intend to make similar modifications at 50 additional El Torito restaurants. We believe that a consistent image will further enhance our brand identity and recognition.

        Continued Commitment to Product Development and Menu Innovation.    With the introduction of the El Torito "Real Mex" menu in December 2002, we upgraded the quality and freshness of multiple menu ingredients. In 2003, we introduced a rotating menu of authentic regional specialties and upgraded our house margarita with premium Jose Cuervo Gold Tequila. We plan to continue regularly updating our menus to improve the taste, quality and freshness of items and to continue to meet our customers' expectations. We recently tested a new menu with enhanced recipes and higher quality ingredients at Acapulco. We also streamlined our menu and experienced an average decrease in preparation time of over 30%, which translated into quicker table turns and higher sales. We completed the implementation of the newly redesigned menu in all Acapulco restaurants in April 2004.

        Open New Restaurants.    To leverage our strong brand recognition and take advantage of our attractive unit economics, we plan to open new El Torito restaurants in and near our existing markets, primarily using internally generated cash flow. Our new store prototype is expected to be approximately 7,500 square feet with an additional approximately 1,200 square foot patio. Our El Torito restaurants that are similar in format averaged revenues of $2.6 million fiscal 2003. Our net cash investment for a typical El Torito restaurant is generally between $1.4 million and $2.0 million, including pre-opening costs, depending on the level of landlord contributions and equipment financing. Our target pre-tax, cash-on-cash return on new restaurants is in excess of 30%. To successfully execute this strategy, we intend to leverage the extensive experience our management team has acquired opening new restaurants for our Company as well as other restaurant chains.

        Introduce New Products Through New Channels.    We manufacture bulk food packages and individually wrapped retail products under the Real Mex Foods™ label, as well as co-package these products under other branded company names. In 2003, we developed the brand Real Mex Foods™ to market our manufactured products to outside customers. We plan to expand this area of our business as we continue to develop a core group of standard products for retail sales including premium quality burritos, enchiladas and tamales. We currently sell direct to or package for fast food and casual restaurants, amusement parks, club stores, and food service, retail, vending and institutional customers. We plan to continue expanding this business to include other products and to market these products to additional customers in these and other business segments.

Purchasing and Distribution

        We seek to obtain the highest quality ingredients, products and supplies from a variety of reliable sources at competitive prices. We centralize purchasing of most of our food ingredients, products and supplies, and in December 2003, we moved the purchasing and distributing of these items to our new purchasing and distribution facility. Our purchasing and distribution facility enables us to order and distribute food items on a timely basis, enabling delivery of fresh products to our restaurants. In addition, we obtain our beer from a variety of state regulated distributors who deliver directly to our restaurants.

Employees

        As of December 28, 2003, we had approximately 8,020 employees. Of these employees, approximately 7,215 were employed as restaurant hourly team members, 532 as restaurant managers, 150 as distribution and production facility employees, and 123 as executive, senior, and general office staff. None of our workforce is unionized.

        Restaurant Staffing.    Restaurants are assigned between three and five managers—typically, a general manager, one or more assistant managers and one chef. The average restaurant employs approximately 50 team members—approximately 35% of whom are in kitchen positions and 65% in guest service positions. The actual number of team members in each restaurant varies depending on sales volume, physical plant design, and unique operational needs.

        Turnover.    We believe one of our strengths is the relative stability of our employee staff. We believe that in 2003 our hourly turnover of 77.7% was better than the industry average, and our management turnover of less than 28% was comparable to the industry average. Our restaurant management is heavily tenured, with Regional Directors averaging approximately 15 years, General Managers averaging approximately 11 years and Managers averaging more than 7 years. Hourly employee tenure averages more than 4 years. Other highly skilled positions such as chefs average 14 years with the Company.

Competition

        The food service industry is competitive and affected by external changes such as economic conditions, disposable income, consumer tastes, and changing population and demographics. Competitive factors include: food quality, variety and price; customer service; location; the number and proximity of competitors; décor; and public reputation. We consider our principal competitors to be family dining venues and casual dining operations. Like other food service operations, we follow changes in both consumer preferences for food and habits in patronizing eating establishments. We intend to continue to expand into the specialty food market by selling directly to or co-packaging for restaurants, food service companies and other customers and face competition from other food service companies, many of which are more established than us.

Properties

        All of our restaurants are Company operated. As of June 27, 2004, we owned three of our restaurant locations and leased the remaining 126. We believe that we have reasonably priced and stable lease agreements. Our leases have terms that expire between 2004 and 2027 (excluding renewal options not yet exercised) and have an average remaining term of approximately 13 years, including options.

        Our restaurant locations by concept and state as of June 27, 2004, are as follows:

Restaurant Concept	Restaurants
El Torito:
California	73
Oregon	1
Arizona	2

Total El Torito	76
Acapulco:
California	39
Oregon	1

Total Acapulco	40
Other Restaurant Concepts(1)	13

Total Restaurants	129

(1)
Our other restaurant concepts are located in five states including California, Missouri, Illinois, Indiana and Washington.

        We also lease an approximately 33,000 square foot dedicated manufacturing facility located in Santa Fe Springs, California and an approximately 67,000 square foot warehouse and distribution facility located in Buena Park, California for our subsidiary, Real Mex Foods, Inc.

        Our corporate headquarters are located in Long Beach, California in an approximately 24,000 square foot leased facility.

        Our owned and certain of our leased real property is pledged to secure indebtedness outstanding under our Senior Credit Facility and the notes.

Government Regulation

        Our business, including each of the restaurants we operate, is subject to extensive federal, state and local government regulation, including those relating to, among others, public health, sanitation and safety, zoning and fire codes. A failure to comply with one or more regulations could result in the imposition of sanctions, including the closing of facilities for an indeterminate period of time, or third party litigation, any of which could have a material adverse effect on the company and its results of operations. We are also subject to laws and regulations governing our relationships with employees, including the Fair Labor Standards Act, the Immigration Reform and Control Act, minimum wage requirements, overtime, reporting of tip income, work and safety conditions and other regulations governing employment. Because a significant number of our employees are paid at rates tied to the federal and California state minimum wage, an increase in the minimum wage would increase our labor costs. An increase in the minimum wage rate or employee benefits costs could have a material adverse effect on our results of operations.

        Our restaurants' sales of alcoholic beverages are subject to regulation in each state in which we operate. Typically our restaurants' licenses to sell alcoholic beverages must be renewed annually and may be suspended or revoked at any time for cause. Alcoholic beverage control regulations relate to various aspects of daily operations of our restaurants, including the minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing and inventory control, handling and storage. In fiscal 2003, approximately 27% of our restaurant revenues was attributable to the sale of alcoholic beverages, and we believe that our ability to serve alcohol is an important factor in attracting customers. The failure of any of our restaurants to timely obtain and maintain liquor or other licenses, permits or approvals required to serve alcoholic beverages or food could delay or prevent the opening of, or adversely impact the viability of, the restaurant, and we could lose significant revenue.

        Our restaurants are subject in each state in which we operate to "dram shop" laws, which allow a person to sue us if that person was injured by an intoxicated person who was wrongfully served alcoholic beverages at one of our restaurants. A judgment against us under a dram shop law could exceed our liability insurance coverage policy limits and could result in substantial liability for us and have a material adverse effect on our profitability. Our inability to continue to obtain such insurance coverage at reasonable costs also could have a material adverse effect on us.

        Our food manufacturing operations are subject to extensive regulation by the USDA and other state and local authorities. Our facilities and products are subject to periodic inspection by federal, state and local authorities. We believe that we are currently in substantial compliance with all material governmental laws and regulations and maintain all material permits and licenses relating to our operations. We are required to have a USDA inspector on site at our manufacturing facility to ensure compliance with USDA regulations. Nevertheless, there can be no assurance that we are in full compliance with all such laws and regulations or that we will be able to comply with any future laws and regulations in a cost-effective manner. Failure by us to comply with applicable laws and regulations could subject us to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, all of which could have a material adverse effect on our business, financial condition or results of operations.

        We are also subject to the U.S. Bio-Terrorism Act of 2002 which, among other things, requires us to provide specific information about the food products we ship in the U.S. and to register our manufacturing facilities with the FDA. In addition, we are subject to the Nutrition Labeling and Education Act of 1990 and the regulations promulgated thereunder by the FDA. This regulatory program prescribes the format and content of certain information required to appear on the labels of food products.

        Additionally, restaurants and other facilities utilize electricity and natural gas, which are subject to various federal and state regulations concerning the allocation of energy. The company's operating costs have been and will continue to be affected by increases in the cost of energy.

Environmental Matters

        Our operations are also subject to federal, state and local laws and regulations relating to environmental protection, including regulation of discharges into the air and water. Under various federal, state and local laws, an owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such liability may be imposed without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Although we are not aware of any material environmental conditions that require remediation by us under federal, state or local law at our properties, we have not conducted a comprehensive environmental review of our properties or operations and no assurance can be given that we have identified all of the potential environmental liabilities at our properties or that such liabilities would not have a material adverse effect on our financial condition.

Legal Matters

        The Company is periodically a defendant in cases involving personal injury and other matters which arise in the normal course of business. While any pending or threatened litigation has an element of uncertainty, the Company believes that the outcome of these lawsuits or claims, individually or combined, will not materially adversely affect the consolidated financial position, results of operations or cash flows of the Company.

MANAGEMENT

Directors, Executive Officers and Key Employees

        The following table sets forth certain information regarding our board of directors, executive officers and other key employees of our Company.

Name	Age	Position
Frederick F. Wolfe	54	President, Chief Executive Officer and Director
Steven Tanner	53	Chief Financial Officer
Charles Rink	44	Chief Operating Officer
Carlos Angulo	43	Senior Vice President/Managing Director, Real Mex Foods, Inc.
Steven Wallace	49	Senior Vice President, Human Resources
Roberto (Pepe) Lopez	48	Executive Chef and Vice President, Research and Development
Fortunato N. Valenti	56	Chairman of the Board, Director
Richard Stockinger	45	Director
Harold O. Rosser	55	Director
Brian P. Friedman	48	Director
J. Rice Edmonds	33	Director
Michael J. Hislop	49	Director

        Frederick F. Wolfe has been our President, Chief Executive Officer and Director since May 2001. Previously, Mr. Wolfe served as Chief Operating Officer at CPK from 1997 to 2001. From 1982 to 1997, Mr. Wolfe served in a variety of positions within our Company rising from Assistant Manager to Vice President of Operations. Mr. Wolfe received a bachelor's degree in Political Science from Miami University.

        Steven Tanner has been our Chief Financial Officer since January 2004. Previously, Mr. Tanner served as Chief Financial Officer at Sweet Factory during 2003, Executive Vice President and Chief Financial Officer for Pick Up Stix, from 1997 to 2002, and Chief Financial Officer for In-N-Out Burgers from 1991 to 1996. Mr. Tanner is a Certified Public Accountant and earned his bachelor's degree in Accounting from the Brigham Young University.

        Charles Rink has been our Chief Operating Officer since 2002. Previously, Mr. Rink served as a the Executive Vice President of El Torito Restaurants since 1996. Mr. Rink joined us as a Regional Manager in 1990. Since then he has served as Regional Manager, Divisional Vice President, Northwest Division and Vice President of Operations Services. His previous experience includes serving as District Manager for Visions Restaurants, Inc. between 1988 and 1990, and as District Manager for Restaurant Enterprises Group, Inc. between 1983 and 1988.

        Carlos Angulo has been the Managing Director & Senior Vice President of Real Mex Foods, Inc. since March 2003. Mr. Angulo joined us in 2000 as Vice President of Real Mex Foods. Prior to joining us, Mr. Angulo worked for Smart and Final for 18 years in a variety of positions from Store Manager to Manager of Southern California Distribution. Mr. Angulo received a Bachelor of Science degree from the University of Southern California.

        Steven Wallace has been our Senior Vice President of Human Resources since 2001. From 1990 to 2001, Mr. Wallace worked at Prandium, Inc., the previous owner of El Torito, where he last served as Vice President of Employee Relations and Staffing. Mr. Wallace holds the Senior Professional in Human Resources certification from the Society for Human Resources Management and a Masters of Science Degree in Human Resources from Chapman University.

        Roberto (Pepe) Lopez has been our Executive Chef since 1992. In addition, in 1994 Mr. Lopez was promoted to Vice President of Research and Development. Previously, Mr. Lopez served as Director of Product Development. His prior experience includes serving as Executive Chef at Cano's and Las

Brisas, and as Manager and then Director of Product Development at El Torito. Between 1988 and 1992, he was Director of Product Development for Visions Restaurants, Inc.

        Fortunato N. Valenti has been a Director of our Company since October 1998. In November 2000, Mr. Valenti was elected as our Chairman of the Board of Directors. Since 1994, Mr. Valenti has been the President and Chief Executive Officer of Restaurant Associates Corp. ("Restaurant Associates"). Mr. Valenti also serves on the boards of directors of Papa Gino's, Inc., Il Fornaio (American) Corp. ("Il Fornaio") and McCormick & Schmick Restaurant Corporation ("M&S").

        Richard Stockinger has been a Director of our Company since November 2000. Since October 2003, Mr. Stockinger has been the President of RA Patina Restaurants, LLC, an independent operating company of Restaurants Associates. From 1992 to 2003, Mr. Stockinger served as Vice President and Chief Financial Officer of Restaurant Associates. Prior to joining Restaurant Associates as Corporate Controller in 1985, Mr. Stockinger was an Audit Supervisor at Touche Ross. Mr. Stockinger received a degree from Seton Hall University.

        Harold O. Rosser has been a Director of our Company since October 1998. Mr. Rosser is also a managing director of BRS. Mr. Rosser serves on numerous boards of directors including those of Penhall International, Inc., H&E Equipment Services, L.L.C., O'Sullivan Industries, Inc., Il Fornaio, M&S and Remington Arms Company, Inc.

        Brian P. Friedman has been a Director of our Company since October 1998. Mr. Friedman has been a managing member of JCP and affiliated entities since 1997. Mr. Friedman also serves as Chairman of the Executive Committee of Jefferies & Company, Inc. Mr. Friedman also serves as a director of K-Sea General Partner GP LLC, Telex Communications, Inc., and various private companies in which JCP or its affiliates have an interest.

        J. Rice Edmonds has been a Director of our Company since November 2000. Mr. Edmonds is also a principal of BRS. Previously, he worked in the high yield finance group of Bankers Trust. Mr. Edmonds holds a B.S. from the University of Virginia McIntire School of Commerce and an M.B.A. from The Wharton School of the University of Pennsylvania. Mr. Edmonds also serves on the boards of directors of H&E Equipment Services, L.L.C., Il Fornaio, M&S, Copeland Enterprises, Inc., Town Sports International, Inc. and The Sheridan Group, Inc.

        Michael J. Hislop has been a Director of our Company since September 2001. Since 1995, Mr. Hislop has been the President and Chief Executive Officer of Il Fornaio. Mr. Hislop received a degree in Hotel and Restaurant Management from the University of Massachusetts.

Summary Compensation Table

        The following table sets forth information regarding compensation for the last three fiscal years (ended December 28, 2003, December 29, 2002, and December 30, 2001, respectively) awarded to,

earned by, or paid to our chief executive officer and our other four most highly compensated executive officers at the end of 2003 (the "Named Executive Officers").

Long Term Compensation(1)
Annual Compensation
Name and Principal Position					Restricted Stock Awards		Securities Underlying Options		All Other Compensation(4)
	Year	Salary	Bonus	Other
		($)	($)		(#)		(#)		($)
Frederick F. Wolfe President, Chief Executive Officer and Director	2003 2002 2001	363,653 329,243 184,615	150,000 80,000 —	* * *	— 325 —	(2)	— 13,000 —	(3)	7,320 7,320 7,125
Charles Rink Chief Operating Officer	2003 2002 2001	237,288 205,974 195,692	60,100 19,000 34,560	* * *	— — —		— — —		87,646 — —
Carlos Angulo Senior Vice President, Real Mex Foods, Inc.	2003 2002 2001	159,423 142,115 119,767	40,800 18,000 —	20,284 * *	— — —		— — —		— — —
Roberto (Pepe) Lopez Executive Chef and Vice President, Research and Development	2003 2002 2001	157,307 135,767 136,121	40,066 18,000 19,296	* * *	— — —		— — —		29,210 — —
Steven Wallace Senior Vice President, Human Resources	2003 2002 2001	141,442 125,000 51,058	25,000 12,000 —	16,320 * *	— — —		— — —		— — —
George Harbison(5) Chief Financial Officer	2003 2002 2001	157,445 240,000 224,654	72,000 17,000 30,000	* * *	— — —		— — —		— — —

*
Less than $50,000 or 10% of the total salary and bonus for the year indicated.

(1)
We have not granted any stock appreciation rights or long-term incentive plan awards.

(2)
Represents 325 restricted shares of our Series C 15% Cumulative Compounding Participating Preferred Stock.

(3)
Represents options to acquire shares of our common stock.

(4)
Amounts for Mr. Wolfe consist of life insurance premiums which we paid on his behalf. Amounts for Mr. Rink and Mr. Lopez consist of amounts distributed upon discontinuation of the El Torito deferred compensation plan.

(5)
George Harbison resigned as our Chief Financial Officer effective June 21, 2003.

Compensation of Directors

        Our Directors are entitled to reimbursement of their reasonable out-of-pocket expenses in connection with their travel to and attendance at meeting of the Board of Directors or committees thereof.

Employment Contracts and Termination of Employment

        We entered into an employment agreement with Frederick F. Wolfe, our President and Chief Executive Officer, effective May 14, 2001 which expired on May 14, 2004. Under the old employment agreement, Mr. Wolfe received a base salary of $300,000 per annum, annual bonuses and customary executive benefits. Under the old employment agreement, Mr. Wolfe was also granted options to purchase 3,671 shares of our common stock and invested $150,000 in our preferred and common stock.

        We entered into a new employment agreement with Mr. Wolfe effective August 2, 2004. Under the new employment agreement, Mr. Wolfe is entitled to a base salary of $400,000 per annum or such greater amount as the Board of Directors shall determine and customary executive benefits. Contingent upon our meeting certain financial goals set annually in accordance with our bonus plan, Mr. Wolfe is eligible to receive a bonus of up to 66 2/3% of his base salary. If Mr. Wolfe's employment is terminated by us without cause or by his resignation for "good reason," he would be entitled to any previously awarded but unpaid bonus and severance payments equal in the aggregate to his annual base salary for a period of one year following such termination. The new employment agreement with Mr. Wolfe expires on August 2, 2007.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth information with respect to the beneficial ownership of outstanding common and preferred stock of Real Mex Restaurants, Inc.'s as of June 1, 2004 by:

  •
  Each person (or group of affiliated persons) who is known by us to beneficially own 5% or more of Real Mex Restaurants, Inc.'s common and preferred stock;

  •
  Each of the Named Executive Officers;

  •
  Each of our Directors; and

  •
  All of our Directors and Named Executive Officers as a group.

        To our knowledge, each of the holders of shares listed below has sole voting and investment power as to the shares owned unless otherwise noted. Beneficial ownership of the securities listed in the table has been determined in accordance with the applicable rules and regulations promulgated under the Exchange Act.

Number and Percent of Shares of
Stock of
Real Mex Restaurants, Inc.

	Common Stock(1)		Preferred Stock(2)
	Shares	Percentage	Series A	Percentage	Series B	Percentage	Series C	Percentage
Greater than 5% Stockholder
Bruckmann, Rosser, Sherrill & Co. II, L.P.(3)	81,800.51	29.73	4,951.08	31.11	3,366.74	31.33	4,384.31	28.66
Bruckmann, Rosser, Sherrill & Co., L.P.(3)	51,079.50	18.57	3,064.77	19.25	2,043.18	19.01	2,741.80	17.92
Funds affiliated with Jefferies Capital Partners(4)	68,027.87	24.73	4,103.12	25.78	2,768.30	25.75	3,572.75	23.35
Canterbury Mezzanine Capital, L.P.(5)	47,992.85	16.24	1,000.00	6.28	680.00	6.33	2,034.76	13.30
Blackstone Mezzanine Partners L.P.(6)	23,413.00	7.84	—	—	—	—	—	—
Named Executive Officers and Directors
Frederick F. Wolfe(7)	8,900.24	3.15	71.05	*	48.09	*	375.00	2.45
Chuck Rink(8)	633.61	*	11.72	*	7.97	*	—	—
Carlos Angulo	—	—	—	—	—	—	—	—
Roberto Lopez(9)	220.00	*	—	—	—	—	—	—
Steven Wallace	—	—	—	—	—	—	—	—
Fortunato N. Valenti(10)	10,834.86	3.87	340.89	2.14	230.01	2.14	675.38	4.41
Richard Stockinger(11)	5,580.44	2.02	227.98	1.43	153.94	1.43	150.00	*
Harold O. Rosser	213.50	*	12.81	*	8.54	*	11.19	*
Brian P. Friedman(12)	—	—	—	—	—	—	—	—
J. Rice Edmonds	81.80	*	4.91	*	3.27	*	4.38	*
Michael J. Hislop	—	—	—	—	—	—	—	—
All executive officers and directors as a group (11 persons)(13)	26,464.45	9.12	669.36	4.21	451.82	4.21	1,215.95	7.95

*
Less than 1%

(1)
Consists of shares of Class A Common Stock. In addition, for purposes of calculating the percentage beneficial ownership of common stock we have included outstanding shares of Class B Common Stock, all of which are owned by a single stockholder. The terms of Class B Common Stock are identical to Class A Common Stock, except that the holders of Class B Common Stock have no voting rights, except as provided by law. Each holder of Class B Common Stock has the right to convert any or all shares of Class B Common Stock into an equal number of shares of Class A Common Stock at any time.

(2)
The Preferred Stock consists of shares of Series A 12.5% Cumulative Compounding Preferred Stock, Series B 13.5% Cumulative Compounding Preferred Stock and Series C 15.0% Cumulative Compounding Participating Preferred Stock.

(3)
Bruckmann, Rosser, Sherrill & Co., L.P. ("BRS I") and Bruckmann, Rosser, Sherrill & Co., L.P. ("BRS II" and, together with BRS I, the "BRS Funds") are private equity investment funds managed by Bruckmann, Rosser, Sherrill & Co., LLC. ("BRSE"). BRSE is the general partner of the BRS Funds and by virtue of such status may be deemed to be the beneficial owner of the shares owned by the BRS Funds. BRSE has the power to direct the BRS Funds as to the voting and disposition of shares held by the BRS Funds. No single person controls the voting and dispositive power of BRSE with respect to the shares owned by the BRS Funds. Bruce C. Bruckmann, Harold O. Rosser, Stephen C. Sherrill, Paul D.

  Kaminski and Thomas J. Baldwin are the managers of BRSE, and none of them individually has the power to direct or veto the voting or disposition of shares owned by the BRS Funds. BRSE expressly disclaims beneficial ownership of the shares owned by the BRS Funds. Each of Messrs. Bruckmann, Rosser, Sherrill, Kaminski and Baldwin expressly disclaims beneficial ownership of the shares owned by the BRS Funds. The address of BRS is 126 East 56th Street, New York, New York 10022.

(4)
Consists of (a) an aggregate of 9,207.12 shares of preferred stock and 59,970.35 shares of common stock held by Furman Selz Investors II L.P., (b) an aggregate of 789.11 shares of preferred stock and 5,139.88 shares of common stock held by FS Employee Investors LLC and (c) an aggregate of 447.94 shares of preferred stock and 2,917.64 shares of common stock held by FS Parallel Fund L.P. Furman Selz Investors II L.P., FS Employee Investors LLC and FS Parallel Fund L.P. are private equity investment funds managed by Jefferies Capital Partners and its affiliates. JCP has granted Harold O. Rosser and Stephen C. Sherrill an irrevocable proxy to vote all shares of Common Stock and Series C Preferred Stock held by JCP in accordance with Messrs. Rosser and Sherrill's instructions. The address of Jefferies Capital Partners is 520 Madison Avenue, 12th Floor, New York, New York 10022.

(5)
Consists of (a) an aggregate of 1,400.00 shares of preferred stock and 23,027.38 shares of common stock held by Canterbury Mezzanine Capital, L.P., (b) an aggregate of 280.00 shares of preferred stock and 4,605.47 shares of common stock held by Canterbury Detroit Partners, L.P. and (c) an aggregate of 2,034.76 shares of preferred stock and warrants to purchase 20,360.00 shares of common stock held by Canterbury Mezzanine Capital II, L.P. that are currently exercisable with an exercise price of $0.01 per share and an expiration date of June 28, 2010. The address of Canterbury Mezzanine Capital II, L.P. is 600 Fifth Avenue, 23rd Floor, New York, NY 10020.

(6)
Consists of (a) warrants to purchase 21,072.00 shares of common stock held by Blackstone Mezzanine Partners L.P. and (b) warrants to purchase 2,341.00 shares of common stock held by Blackstone Mezzanine Holdings L.P. that are currently exercisable, with an exercise price of $0.01 per share and an expiration date of June 28, 2010. The address of Blackstone Mezzanine Partners L.P. is The Blackstone Group, 345 Park Avenue, 31st Floor, New York, NY 10154.

(7)
Includes options to acquire 7,724 shares of common stock that are currently exercisable.

(8)
Includes options to acquire 440 shares of common stock that are currently exercisable.

(9)
Includes options to acquire 220 shares of common stock that are currently exercisable.

(10)
Includes options to acquire 5,183 shares of common stock that are currently exercisable.

(11)
Includes options to acquire 1,802 shares of common stock that are currently exercisable.

(12)
Brian P. Friedman is a managing member of JCP, but disclaims beneficial ownership of shares owned by JCP and its affiliates, except to the extent of his pecuniary interest therein.

(13)
Includes options to acquire an aggregate of 15,369 shares of common stock that are currently exercisable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Securities Holders Agreement and Registration Rights Agreement

        Securities Holders Agreement.    On June 28, 2000 we entered into an amended and restated securities holders agreement with BRS, JCP, BancBoston Investments Inc. ("BancBoston"), Canterbury Mezzanine Capital, L.P., Canterbury Detroit Partners, L.P., Canterbury Mezzanine Capital II, L.P. (together with Canterbury Mezzanine Capital, L.P. and Canterbury Detroit Partners, L.P., "Canterbury"), Blackstone Mezzanine Partners, L.P. and Blackstone Mezzanine Holdings L.P. (together with Blackstone Mezzanine Partners, L.P., "Blackstone"), certain members of our board of directors and executive officers, as well as certain of our other security holders and investors. The securities holders agreement provides that our board of directors will consist of six members or such other number that BRS will determine, and that so long as JCP and affiliated entities and individuals continue to own at least 50% of the common stock held by them on June 28, 2000, JCP will have the right to designate one of our directors, and that so long as BRS and affiliated entities and individuals continue to own at least 50% of the common stock held by them on June 28, 2000, BRS will have the right to designate all of our other directors. BRS and JCP also each have the right to remove any or all of our directors designated by them upon written notice. Additionally, pursuant to a separate agreement, JCP granted Harold O. Rosser and Stephen C. Sherrill, individuals affiliated with BRS, an irrevocable proxy to vote all shares of common stock held by JCP in accordance with Messrs. Rosser and Sherrill's instructions.

        The securities holders agreement contains provisions that restrict the ability of our directors and our officers from transferring shares of our common stock or preferred stock held by them except in compliance with the terms of the securities holders agreement. If our board of directors and holders of a majority of our common stock approve the sale of our Company, each stockholder has agreed to sell its common stock and preferred stock on the terms and conditions approved by our board of directors and the holders of a majority of the common stock then outstanding. The securities holders agreement contains provisions that may restrict BRS, JCP and their respective affiliated entities and individuals from participating in certain transactions involving a significant transfer of our securities, unless all other stockholders parties to the securities holders agreement are offered "tag along rights," as defined in the securities holders agreement.

        Registration Rights Agreement.    On June 28, 2000, we entered into a registration rights agreement with the stockholders party to the security holders agreement pursuant to which we have granted certain registration rights with respect to shares of our common stock held by them. Under the registration rights agreement, we have granted to BRS, JCP, Canterbury, Blackstone and entities and individuals affiliated with BRS, JCP, Canterbury and Blackstone two demand registration rights following an initial public offering of our common stock with respect to the shares of our common stock held by them. In addition, all of the stockholders party to the registration rights agreement have "piggy-back" registration rights to participate in certain registrations of common stock initiated by us.

Management Agreements

        On June 28, 2000, we entered into an Amended and Restated Management Agreement with BRS and JCP, pursuant to which BRS and JCP provide business and organizational strategy, financial and investment management and merchant and investment banking services. In exchange for these services, BRS and JCP received an initial fee, and subject to certain exceptions, are entitled to receive a management fee equal to 1% of our annual Consolidated EBITDA (as defined in the management agreement) plus actual out-of-pocket expenses. The management fee is allocated 66 2/3% to BRS and 33 1/3% to JCP. In addition, BRS and JCP may negotiate with us to provide additional services in connection with any transaction in which we may be, or may consider becoming involved. The management agreement includes customary indemnification provisions and expires on June 28, 2010.

        On July 20, 2000 we entered into a Management Agreement with Restaurant Associates pursuant to which Restaurant Associates provided certain operational management services to us, subject to the direction and supervision of our Board. Under the terms of this agreement, as amended, in exchange for these services, Restaurant Associates was entitled to receive a management fee of $250,000 per year until termination of the agreement. This agreement expired on March 31, 2004. Mr. Valenti is the President and Chief Executive Officer of Restaurant Associates. Additionally, Mr. Stockinger is the President of RA Patina Restaurants, LLC, an affiliate of Restaurant Associates, and the former Vice President and Chief Financial Officer of Restaurant Associates.

Loans to Directors

        Pursuant to secured promissory notes, each dated June 28, 2000 (the "Director Notes"), we loaned Fortunato N. Valenti and Richard Stockinger $654,509 and $467,717, respectively, to purchase shares of our common stock and preferred stock (the "Shares"). Pursuant to the terms of the Director Notes, the Shares secure all amounts owed under the Director Notes. The Director Notes bear interest at an annual rate of 8%. As of February 22, 2004, there was $172,199 outstanding under Mr. Valenti's Note and $200,251 outstanding under Mr. Stockinger's Director Notes. During fiscal year 2003, the largest amount due under Mr. Valenti's Director Note was $350,996, and the largest aggregate amount due under Mr. Stockinger's was $303,045. The Director Notes were repaid in full on June 28, 2004.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Credit Facility

        At the close of the sale of the old notes, we entered into a Senior Credit Facility with Fleet National Bank ("Fleet") consisting of a $15.0 million revolving credit facility (the "Revolving Credit Facility") and a $15.0 million letters of credit facility (the "Letters of Credit Facility"). The terms of the Senior Credit Facility are substantially as set forth below:

        Availability.    Revolving Credit Facility advances are available up to $15.0 million. A separate facility for letters of credit advances, the Letters of Credit Facility, is available up to $15.0 million. Additionally, Revolving Credit Facility advances are available to fund letters of credit advances up to $5.0 million depending on availability under the Revolving Credit Facility.

        Term.    The Senior Credit Facility has an initial term of five years from the closing date of such facility.

        Security.    The Senior Credit Facility is guaranteed by our subsidiaries and secured by, among other things, perfected first priority pledges of all of the equity interests of our direct and indirect subsidiaries, and perfected first priority security interests (subject to customary exceptions) in substantially all of our current and future property and assets, with certain limited exceptions. The lien on the collateral securing the Senior Credit Facility will be senior to the lien on the collateral securing the notes and the guarantees of the notes.

        Interest.    Interest payable on borrowings under the Revolving Credit Facility is determined based upon a total leverage ratio calculation. The interest will be either equivalent to the base rate of interest in effect from time to time, which is the higher of Fleet's prime rate as announced from time to time or the federal funds rate plus 0.50%, plus the applicable margin of 1.75% or a London Inter Bank Offering Rate for deposits as reported by a generally recognized financial reporting service plus the applicable margin of 3.25%.

        Fees.    The Senior Credit Facility requires the payment of certain customary fees, including a closing fee, unused line fees, letter of credit fees and servicing fees.

        Covenants.    The Senior Credit Facility contains various affirmative and negative covenants and restrictions customary for similar facilities, which among other things, requires us to meet certain financial tests, limits our and our subsidiaries' ability to incur or guarantee additional indebtedness, pay dividends or make other equity distributions, purchase or redeem capital stock, make certain investments, enter into arrangements that restrict dividends from subsidiaries, sell assets, engage in transactions with affiliates and effect a consolidation or merger. In certain instances, such covenants are more restrictive than those included in the indenture governing the notes.

        Events of Default.    The Senior Credit Facility contains customary events of default, including, but not limited to: non-payment of principal, interest or fees when due; breaches of certain covenants or agreements; certain bankruptcy or similar events; inaccuracy of representations and warranties in any material respect; invalidity of guaranty or security documents, cross defaults with certain other indebtedness and agreements, including, without limitation, the indenture governing the notes; and a change of control (as such term is defined in the Senior Credit Facility).

        Other.    The Senior Credit Facility contains customary conditions to closing and to borrowing and will contain representations and warranties customary in similar financings.

        Intercreditor Agreement.    The Intercreditor Agreement sets forth the relative rights to our assets and the assets of our subsidiaries of (i) the collateral agent that will act on behalf of the lenders under the new Senior Credit Facility and (ii) the collateral agent that will act on behalf of the holders of the notes offered hereby. Proceeds from the sale of collateral securing the notes would be used first to satisfy obligations under the Senior Credit Facility and, thereafter, the notes. See "Description of the New Notes—Security."

Capital Leases

        Certain of our restaurant leases are capital leases. These leases generally require monthly payments of principal and interest, and are scheduled to mature over the period from 2004 to 2028. On June 27, 2004, the outstanding balance under our capital leases, including current maturities, was $1.6 million, and the weighted average interest rate was approximately 10.0%.

THE EXCHANGE OFFER

        Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your decision on what action to take.

        We are offering to issue new notes for a like principal amount of old notes. Holders of old notes who wish to exchange their notes will need to complete the exchange offer documentation related with the exchange offer.

Purpose and Effect of the Exchange Offer

        We issued and sold the old notes to the initial purchasers on March 31, 2004. The initial purchasers subsequently sold the old notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act. Because the old notes are subject to transfer restrictions, we, the subsidiary guarantors and the initial purchasers entered into a registration rights agreement dated March 31, 2004 under which we agreed:

  •
  on or before June 29, 2004 to prepare and file with the Securities and Exchange Commission the registration statement of which this prospectus is a part;

  •
  on or before September 27, 2004 to use all commercially reasonable efforts to cause the registration statement to become effective under the Securities Act;

  •
  upon the effectiveness of the registration statement, to offer the new notes in exchange for surrender of the old notes; and

  •
  to keep the exchange offer open for not less than 20 business days (or longer if required by applicable law) after the date notice of the exchange offer is mailed to the holders of the old notes.

The registration statement is intended to satisfy in part our obligations relating to the old notes under the registration rights agreement.

        Under existing interpretations of the Securities and Exchange Commission, the new notes will be freely transferable by holders other than our affiliates after the exchange offer without further registration under the Securities Act if the holder of the new notes represents that:

  •
  it is acquiring the new notes in the ordinary course of its business;

  •
  it has no arrangement or understanding with any person to participate in the distribution of the new notes; and

  •
  it is not our affiliate, as that term is interpreted by the Securities and Exchange Commission.

However, broker-dealers receiving new notes in the exchange offer will have a prospectus delivery requirement regarding resales of the new notes. The Securities and Exchange Commission has taken the position that broker-dealers receiving new notes in the exchange offer may fulfill their prospectus delivery requirements relating to new notes (other than a resale of an unsold allotment from the original sale of the old notes) with this prospectus. Under the registration rights agreement, we are required to allow broker-dealers receiving new notes in the exchange offer and other persons, if any, with similar prospectus delivery requirements to use this prospectus in connection with the resale of the new notes. Each broker-dealer that receives new notes for its own account in exchange for old notes, where the notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. See "Plan of Distribution."

Terms of the Exchange Offer; Period for Tendering Old Notes

        Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying Letter of Transmittal (which together constitute the exchange offer), we will accept for exchange old notes which are properly tendered on or prior to the expiration date of the exchange offer and not withdrawn as permitted below. The expiration date of the exchange offer shall be 5:00 p.m., New York City time, on            , 2004, unless extended by us, in our sole discretion.

        As of the date of this prospectus, $105.0 million aggregate principal amount of the old notes are outstanding. This prospectus, together with the Letter of Transmittal, is first being sent on or about            , 2004 to all holders of old notes known to us. Our obligation to accept old notes for exchange pursuant to the exchange offer is subject to conditions as set forth under "—Conditions to the Exchange Offer" below.

        We expressly reserve the right, at any time or from time to time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance for any exchange of any old notes, by giving notice of the extension to the holders of old notes as described below. During any extension, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of the exchange offer.

        We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified below under "—Conditions to the Exchange Offer." We will give notice of any extension, amendment, non-acceptance or termination to the holders of the old notes promptly, the notice in the case of any extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the exchange offer.

        Holders of old notes do not have any appraisal or dissenters' rights under the Delaware General Corporation Law in connection with the exchange offer.

Procedures for Tendering Old Notes

        The tender to us of old notes by a holder of old notes as set forth below and the acceptance of the tender by us will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions set forth in this prospectus and in the accompanying Letter of Transmittal. Except as set forth below, a holder who wishes to tender old notes for exchange under the exchange offer must transmit a properly completed and duly executed Letter of Transmittal, including all other documents required by the Letter of Transmittal, to Wells Fargo Bank, National Association at the address set forth below under "—Exchange Agent" on or prior to the expiration date of the exchange offer. In addition, the exchange agent must receive:

  •
  certificates for the old notes along with the Letter of Transmittal;

  •
  prior to the expiration date of the exchange offer, a timely confirmation of a book-entry transfer of the old notes into the exchange agent's account at The Depository Trust Company in accordance with the procedure for book-entry transfer described below; or

  •
  the holder must comply with the guaranteed delivery procedure described below.

        The method of delivery of old notes, Letters of Transmittal and all other required documents is at your election and risk. If delivery is by mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send Letters of Transmittal or old notes to us.

        Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the old notes surrendered for exchange are tendered:

  •
  by a registered holder of the old notes who has not completed the box entitled "Special Issuance Instruction" or "Special Delivery Instruction" on the Letter of Transmittal; or

  •
  for the account of a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States.

        In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantees must be by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company having an office or correspondent in the United States. If old notes are registered in the name of a person other than a signer of the Letter of Transmittal, the old notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the signature on the old notes guaranteed by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States.

        Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and who wishes to tender, should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner's behalf. If the beneficial owner wishes to tender on the owner's own behalf, the owner must, prior to completing and executing the Letter of Transmittal and delivering the owner's old notes, either (1) make appropriate arrangements to register ownership of the old notes in the owner's name or (2) obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

        All questions as to the validity, form, eligibility (including time of receipt) and acceptance of old notes tendered for exchange will be determined by us in our sole discretion. This determination shall be final and binding. We reserve the absolute right to reject any and all tenders of any particular old notes not properly tendered or to not accept any particular old notes which acceptance might, in our judgment or our counsel's judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular old notes either before or after the expiration date of the exchange offer (including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer). The interpretation of the terms and conditions of the exchange offer as to any particular old notes either before or after the expiration date of the exchange offer (including the Letter of Transmittal and the instructions to the Letter of Transmittal) by us shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes for exchange must be cured within a reasonable period of time as we shall determine. Neither we, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity regarding any tender of old notes for exchange, nor shall any of them incur any liability for failure to give notification.

        If the Letter of Transmittal or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing, and, unless waived by us, proper evidence satisfactory to us of their authority to so act must be submitted.

        By tendering, each holder of old notes will represent to us in writing that, among other things:

  •
  the new notes acquired in the exchange offer are being obtained in the ordinary course of business of the holder and any beneficial holder;

  •
  neither the holder nor any beneficial holder has an arrangement or understanding with any person to participate in the distribution of the new notes; and

  •
  neither the holder nor any other person is an "affiliate," as defined under Rule 405 of the Securities Act, of our company. If the holder is not a broker-dealer, the holder must represent that it is not engaged in nor does it intend to engage in distribution of the new notes.

        If any holder or any other person is an "affiliate," as defined under Rule 405 of the Securities Act, of ours, or is engaged in, or intends to engage in, or has an arrangement or understanding with any person to participate in, a distribution of the new notes to be acquired in the exchange offer, the holder or any other person (1) may not rely on the applicable interpretations of the staff of the Securities and Exchange Commission and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

        If the holder is a broker-dealer, the holder must represent that it will receive new notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities. Each broker-dealer that receives new notes for its own account in exchange for old notes, where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. See "Plan of Distribution."

Acceptance of Old Notes for Exchange; Delivery of New Notes

        Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date of the exchange offer, all old notes properly tendered, and will issue the new notes promptly after acceptance of the old notes. See "—Conditions to the Exchange Offer" below. For purposes of the exchange offer, we shall be deemed to have accepted properly tendered old notes for exchange when, as and if we have given notice to the exchange agent.

        The new notes will bear interest from the most recent date to which interest has been paid on the old notes, or if no interest has been paid on the old notes, from March 31, 2004. Accordingly, registered holders of new notes on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid, from March 31, 2004. Old notes accepted for exchange will cease to accrue interest from and after the date of consummation of the exchange offer. Holders of old notes whose old notes are accepted for exchange will not receive any payment for accrued interest on the old notes otherwise payable on any interest payment date the record date for which occurs on or after consummation of the exchange offer and will be deemed to have waived their rights to receive accrued interest on the old notes.

        In all cases, issuance of new notes for old notes that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of (1) certificates for the old notes or a timely confirmation of a book-entry transfer of the old notes into the exchange agent's account at The Depository Trust Company, (2) a properly completed and duly executed Letter of Transmittal and (3) all other required documents. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged old notes will be returned without expense to the tendering holder of the old notes (or, in the case of old notes tendered by book-entry transfer into the exchange agent's account at The Depository Trust Company according to the book-entry transfer procedures described below, the non-exchanged old notes will be credited to an account maintained with The Depository Trust Company) promptly after the expiration of the exchange offer.

Book-Entry Transfer

        Any financial institution that is a participant in The Depository Trust Company's systems may make book-entry delivery of old notes by causing The Depository Trust Company to transfer the old notes into the exchange agent's account at The Depository Trust Company in accordance with The Depository Trust Company's procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at The Depository Trust Company, the Letter of Transmittal or facsimile of the Letter of Transmittal with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the exchange agent at the address set forth below under "—Exchange Agent" on or prior to the expiration date of the exchange offer, unless the holder has strictly complied with the guaranteed delivery procedures described below.

        We understand that the exchange agent has confirmed with The Depository Trust Company that any financial institution that is a participant in The Depository Trust Company's system may utilize The Depository Trust Company's Automated Tender Offer Program to tender old notes. We further understand that the exchange agent will request, within two business days after the date the exchange offer commences, that The Depository Trust Company establish an account for the old notes for the purpose of facilitating the exchange offer, and any participant may make book-entry delivery of old notes by causing The Depository Trust Company to transfer the old notes into the exchange agent's account in accordance with The Depository Trust Company's Automated Tender Offer Program procedures for transfer. However, the exchange of the old notes so tendered will only be made after timely confirmation of the book-entry transfer and timely receipt by the exchange agent of, in addition to any other documents required, an appropriate Letter of Transmittal with any required signature guarantee and an agent's message, which is a message, transmitted by The Depository Trust Company and received by the exchange agent and forming part of a confirmation of a book-entry transfer, which states that The Depository Trust Company has received an express acknowledgment from a participant tendering old notes which are the subject of the confirmation of a book-entry transfer and that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce the agreement against that participant.

Guaranteed Delivery Procedures

        If a registered holder of the old notes desires to tender the old notes and the old notes are not immediately available, or time will not permit the holder's old notes or other required documents to reach the exchange agent before the expiration date of the exchange offer, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may nonetheless be effected if:

  •
  the tender is made through a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States;

  •
  prior to the expiration date of the exchange offer, the exchange agent received from the firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or commercial bank or trust company having an office or correspondent in the United States a properly completed and duly executed Letter of Transmittal (or a facsimile of the Letter of Transmittal) and Notice of Guaranteed Delivery, substantially in the form provided by us (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth the name and address of the holder of old notes and the amount of old notes tendered, stating that the tender is being made and guaranteeing that within five New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed

    Delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a confirmation of a book-entry transfer, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or commercial bank or trust company having an office or correspondent in the United States with the exchange agent; and

  •
  the certificates for all physically tendered old notes, in proper form for transfer, or a confirmation of a book-entry transfer, as the case may be, and all other documents required by the Letter of Transmittal are received by the exchange agent within five New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery.

Withdrawal Rights

        Tenders of old notes may be withdrawn at any time prior to the expiration date of the exchange offer. For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at the address set forth below under "—Exchange Agent." Any notice of withdrawal must:

  •
  specify the name of the person having tendered the old notes to be withdrawn;

  •
  identify the old notes to be withdrawn (including the principal amount of the old notes); and

  •
  where certificates for old notes have been transmitted specify the name in which the old notes are registered, if different from that of the withdrawing holder.

        If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of the certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States unless the holder is a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States.

        If old notes have been tendered in accordance with the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn old notes and otherwise comply with the procedures of the facility. All questions as to the validity, form and eligibility (including time of receipt) of the notices will be determined by us, whose determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder without cost to the holder (or in the case of old notes tendered by book-entry transfer into the exchange agent's account at The Depository Trust Company according to the book-entry transfer procedures described above, the old notes will be credited to an account maintained with The Depository Trust Company for the old notes) as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under "—Procedures for Tendering Old Notes" above at any time on or prior to the expiration date of the exchange offer.

Conditions to the Exchange Offer

        Notwithstanding any other provision of the exchange offer, we shall not be required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer if, at or before the expiration of the exchange offer, we determine that:

  •
  the exchange offer does not comply with any applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission;

  •
  we have not received all applicable governmental approvals; or

  •
  any actions or proceedings of any governmental agency or court exist which could materially impair our ability to consummate the exchange offer.

        The foregoing conditions, other than any involving governmental approvals, are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any condition or may be waived by us in whole or in part in our reasonable discretion at or prior to the expiration of the exchange offer. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of that right and each right shall be deemed an ongoing right which may be asserted at or prior to the expiration of the exchange offer.

        In addition, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any old notes, if at that time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended. In any event we are required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

Exchange Agent

        Wells Fargo Bank, National Association has been appointed as the exchange agent for the exchange offer. All executed Letters of Transmittal should be directed to the exchange agent at the address set forth below:

    Wells Fargo Bank, National Association
    Corporate Trust Services
    707 Wilshire Blvd., 17th Floor
    Los Angeles, CA 90017
    Attn: Jeanie Mar

        Questions and requests for assistance, requests for additional copies of this prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the exchange agent addressed as follows:

    Wells Fargo Bank, National Association
    Corporate Trust Services
    707 Wilshire Blvd., 17th Floor
    Los Angeles, CA 90017
    Attn: Jeanie Mar

        Delivery other than as set forth above will not constitute a valid delivery.

Fees and Expenses

        We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers and employees.

        The expenses to be incurred in connection with the exchange offer will be paid by us. These expenses include fees and expenses of the exchange agent and trustee under the indenture governing the notes, accounting and legal fees and printing costs, among others.

Accounting Treatment

        The new notes will be recorded at the same carrying amount as the old notes, which is the principal amount as reflected in our accounting records on the date of the exchange and, accordingly, no gain or loss will be recognized. The debt issuance costs will be capitalized and amortized to interest expense over the term of the new notes.

Transfer Taxes

        Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection with the tender, except that holders who instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

Consequences of Failure to Exchange; Resales of New Notes

        Holders of old notes who do not exchange their old notes for new notes in the exchange offer will continue to be subject to the restrictions on transfer of the old notes as set forth in the legend on the old notes as a consequence of the issuance of the old notes in accordance with exemptions from, or in transactions not subject to, the registration requirements of, the Securities Act and applicable state securities laws. Old notes not exchanged in accordance with the exchange offer will continue to accrue interest at 10% per annum and will otherwise remain outstanding in accordance with their terms. Holders of old notes do not have any appraisal or dissenters' rights under the Delaware General Corporation Law in connection with the exchange offer. In general, the old notes may not be offered or sold unless registered under the Securities Act, except in accordance with an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

        Based on interpretive letters issued by the staff of the Securities and Exchange Commission to third parties in unrelated transactions, we are of the view that new notes issued in accordance with the exchange offer may be offered for resale, resold or otherwise transferred by the holders (other than (1) any holder which is an "affiliate" of us within the meaning of Rule 405 under the Securities Act or (2) any broker-dealer that purchases notes from us to resell in accordance with Rule 144A or any other available exemption) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the new notes are acquired in the ordinary course of the holders' business and the holders have no arrangement or understanding with any person to participate in the distribution of the new notes. If any holder has any arrangement or understanding regarding the distribution of the new notes to be acquired in accordance with the exchange offer, the holder (1) could not rely on the applicable interpretations of the staff of the Securities and Exchange Commission and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. A broker-dealer who holds old notes that were acquired for its own account as a result of market-making or other trading activities may be deemed to be an "underwriter" within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of new notes. Each broker-dealer that receives new notes for its own account in exchange for old notes, where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge in the Letter of Transmittal that it will deliver a prospectus in connection with any resale of the new notes. See "Plan of Distribution." We have not requested the staff of the Securities and Exchange Commission to consider the exchange offer in the context of a no-action letter, and there can be no assurance that the staff would take positions similar to those taken in the interpretive letters referred to above if we were to make a no-action request.

        In addition, to comply with the securities laws of applicable jurisdictions, the new notes may not be offered or sold unless they have been registered or qualified for sale in the applicable jurisdictions or an exemption from registration or qualification is available and is complied with. We have agreed, under the registration rights agreement and subject to specified limitations therein, to register or qualify the new notes for offer or sale under the securities or blue sky laws of the applicable jurisdictions in the United States as any selling holder of the notes reasonably requests in writing.

DESCRIPTION OF THE NEW NOTES

        You can find the definitions of certain terms used in this description under the subheading "Certain Definitions." In this description, the word "Company" refers only to Real Mex Restaurants, Inc. and not to any of its subsidiaries.

        The Company will issue notes under an indenture by and among the Company, the Guarantors and Wells Fargo Bank, National Association, as trustee. The terms of the notes will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. The security documents referred to below under the caption "—Security" contain the terms of the security interests that will secure the notes and the Note Guarantees.

        The following description is a summary of the material provisions of the indenture, the registration rights agreement, the security documents and the Intercreditor Agreement. It does not restate those agreements in their entirety. We urge you to read the indenture, the registration rights agreement, the security documents and the Intercreditor Agreement because they, and not this description, define your rights as holders of the notes. Copies of the indenture, the registration rights agreement, the security documents and the Intercreditor Agreement are available as set forth below under "—Additional Information." Certain defined terms used in this description but not defined below under "—Certain Definitions" have the meanings assigned to them in the indenture.

        The registered holder of a Note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes and the Note Guarantees

  The Notes

        The terms of the new notes are the same as the terms of the old notes in all material respects except that:

  •
  the new notes will be registered under the Securities Act;

  •
  the new notes will not bear legends restricting their transfer under the Securities Act; and

  •
  holders of the new notes are not entitled to certain rights under the registration rights agreement.

        The new notes and the old notes are treated as one series of notes under the Indenture, and references in the following summary to the notes should be read to incorporate the old notes and the new notes.

        The Notes:

  •
  will be general obligations of the Company;

  •
  will be secured on a second priority basis, equally and ratably, by security interests on: (1) all inventory and equipment; (2) all accounts receivable; (3) all U.S. trademarks, trade names and certain other related U.S. intellectual property; (4) all real property owned in fee by the Company; and (5) all proceeds from the sale, transfer or other disposition of any Collateral (other than Excluded Assets), subject only to first priority liens securing Credit Facilities and other Permitted Prior Liens;

  •
  will be effectively junior, to the extent of the value of the collateral securing the first priority liens, to (1) the Company's obligations under Credit Facilities, which will be secured on a first priority basis by the same assets of the Company that secure the notes as well as a pledge of the Capital Stock of the Company's Subsidiaries and (2) other Indebtedness secured by Permitted Prior Liens;

  •
  will be pari passu in right of payment with all senior Indebtedness of the Company but, to the extent of the value of the Collateral, will be effectively senior to all of the Company's unsecured Indebtedness and unsecured trade credit;

  •
  will be senior in right of payment to any future subordinated Indebtedness of the Company; and

  •
  will be unconditionally guaranteed on a joint and several basis by each of the Guarantors.

  The Note Guarantees

        The notes will be guaranteed by all of the Company's existing and future Domestic Subsidiaries.

        Each guarantee of the notes:

  •
  will be a general obligation of the Guarantor;

  •
  will be secured on a second priority basis, equally and ratably, by security interests on: (1) all inventory and equipment; (2) all accounts receivable; (3) all U.S. trademarks, trade names and certain other related U.S. intellectual property; (4) all real property owned in fee by the Guarantors; and (5) all proceeds from the sale, transfer or other disposition of any Collateral (other than Excluded Assets), subject only to first priority liens securing Credit Facilities and other Permitted Prior Liens;

  •
  will be effectively junior, to the extent of the value of the collateral securing the first priority liens, to (1) that Guarantor's guarantee of Credit Facilities, which will be secured on a first priority basis by the same assets of that Guarantor that secure the notes as well as the Capital Stock of the Company's Subsidiaries and (2) other Indebtedness secured by Permitted Prior Liens;

  •
  will be pari passu in right of payment with all senior Indebtedness of that Guarantor, including its guarantee of Indebtedness under the Credit Agreement but, to the extent of the value of the Collateral, will be effectively senior to all of that Guarantor's unsecured Indebtedness and unsecured trade credit; and

  •
  will be senior in right of payment to any future subordinated Indebtedness of that Guarantor.

        Pursuant to the indenture, any additional notes permitted to be incurred under the covenant described below under the caption "—Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock" will automatically be included in the Note Obligations and will share, equally and ratably, with the notes in the Note Liens. As of June 27, 2004, the Company and the Guarantors had approximately $13.0 million of revolving indebtedness available under the Senior Credit Facility. The Company's reimbursement obligations under outstanding letters of credit ($17.0 million as of June 27, 2004) are also guaranteed by the Guarantors and secured by first priority liens. See "Risk Factors—The proceeds from the sale of the collateral securing the notes may not be sufficient to pay all amounts owed under the notes." The collateral securing the notes is subject to first priority liens, and your right to receive payments on the notes will effectively be subordinated to payments under the instruments governing our priority lien obligations, including our senior credit facility, to the extent of the value of the assets securing that indebtedness."

        As of the date of this prospectus, all of our Subsidiaries are "Restricted Subsidiaries." However, under the circumstances described below under the caption "—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries," we are be permitted to create and designate certain of our Subsidiaries as "Unrestricted Subsidiaries." Our Unrestricted Subsidiaries are not be subject to many of the restrictive covenants in the indenture. Our Unrestricted Subsidiaries are not guarantee the notes.

Principal, Maturity and Interest

        The Company initially issued $105.0 million in aggregate principal amount of old notes. The Company may issue additional notes under the indenture from time to time after this offering. Any issuance of additional notes is subject to compliance with all of the covenants in the indenture, including the covenant described below under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock." The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Company will issue notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on April 1, 2010.

        Interest on the notes will accrue at the rate of 10% per annum and will be payable semi-annually in arrears on April 1 and October 1, commencing on October 1, 2004, provided that if the Company or any of its Restricted Subsidiaries incurs Capital Expenditures in excess of Allowable Capital Expenditures as described below under the caption "—Certain Covenants—Limitation on Capital Expenditures," the interest on the notes will accrue at a rate that is 0.25% higher than the then applicable interest rate on the notes as set forth in such covenant below. Interest on overdue principal and interest and Liquidated Damages, if any, will accrue at a rate that is 1% higher than the then applicable interest rate on the notes. The Company will make each interest payment to the holders of record on the immediately preceding March 15 and September 15.

        Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

        If a holder of notes has given wire transfer instructions to the Company, the Company will pay all principal, interest and premium and Liquidated Damages, if any, on that holder's notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless the Company elects to make interest payments by check mailed to the holders of notes at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

        The trustee will initially act as paying agent and registrar. The Company may change the paying agent or registrar without prior notice to the holders of the notes, and the Company or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

        A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. The Company will not be required to transfer or exchange any Note selected for redemption. Also, the Company will not be required to transfer or exchange any Note for a period of 15 days before a selection of notes to be redeemed.

Note Guarantees

        The notes will be guaranteed by each of the Company's current and future Domestic Subsidiaries. These Note Guarantees will be joint and several obligations of the Guarantors. The obligations of each

Guarantor under its Note Guarantee will be limited in a manner intended to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See "Risk Factors—Federal and state fraudulent conveyance laws permit a court to void the notes, the security interests or the Guarantees, and, if that occurs, you may not receive any payments on the notes."

        A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than the Company or another Guarantor, unless:

          (1)   immediately after giving effect to that transaction, no Default or Event of Default exists; and

          (2)   either:

            (a)   the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor (1) under the indenture, its Note Guarantee and the registration rights agreement pursuant to a supplemental indenture satisfactory to the trustee and (2) under the security documents pursuant to security documents satisfactory to the trustee and the Collateral Agent; or

            (b)   the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture.

        The Note Guarantee of a Guarantor will be released (whether or not an Insolvency or Liquidation Proceeding is then pending):

          (1)   in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition does not violate the "Asset Sale" provisions of the indenture; provided that the Guarantor's Note Guarantee will not be released if the sale or disposition is subject to the covenant described below under the caption "—Certain Covenants—Merger, Consolidation or Sale of Assets";

          (2)   in connection with any sale or other disposition of all of the Capital Stock of that Guarantor (whether directly by transfer of Capital Stock issued by that Guarantor or indirectly by transfer of Capital Stock of other Subsidiaries that, directly or indirectly, own Capital Stock issued by that Guarantor) to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition does not violate the "Asset Sale" provisions of the indenture; provided that the Guarantor's Note Guarantee will not be released if the sale or disposition is subject to the covenant described below under the caption "—Certain Covenants—Merger, Consolidation or Sale of Assets";

          (3)   in connection with any sale or other disposition of less than all of the Capital Stock of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if (a) the sale or other disposition does not violate the "Asset Sale" provisions of the indenture; and (b) immediately after giving effect to such sale or disposition, that Guarantor ceases to be a Subsidiary of the Company; provided that the Guarantor's Note Guarantee will not be released if the sale or disposition is subject to the covenant described below under the caption "—Certain Covenants—Merger, Consolidation or Sale of Assets";

          (4)   if the Company designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; or

          (5)   upon legal defeasance or covenant defeasance or satisfaction and discharge of the indenture as provided below under the captions "—Legal Defeasance and Covenant Defeasance" and "—Satisfaction and Discharge."

        See "—Repurchase at the Option of Holders—Asset Sales."

Security

        Security Documents.    The payment of the principal of and interest and premium and Liquidated Damages, if any, on the notes, and the payment and performance of all other Note Obligations and the Guarantees, will be secured, equally and ratably, by a second priority security interest in the Collateral, subject to Permitted Prior Liens, as provided in the security documents. The definition of "Note Obligations" includes all Obligations with respect to additional notes issued pursuant to the indenture as provided below. The security interests securing the Priority Lien Obligations will be held by holders of Priority Lien Obligations or the Priority Lien Collateral Agent.

        The Collateral.    The notes and the Note Guarantees will be secured by the Collateral on a second priority basis, subject only to (1) first priority liens securing Credit Facilities and other Priority Lien Debt and (2) other Permitted Prior Liens.

        The collateral securing the notes and the Note Guarantees will include the following items (except to the extent constituting Excluded Assets): (1) all inventory and equipment; (2) all accounts receivable; (3) all U.S. trademarks, trade names and certain other related U.S. intellectual property; (4) all real property owned in fee by the Company and the Guarantors; and (5) all proceeds from the sale, transfer or other disposition of any Collateral. In addition, the Company and the Guarantors will use all commercially reasonable efforts to grant a security interest in favor of the Collateral Agent in all deposit accounts and leased real property held by the Company or any Guarantor from time to time, in which a security interest has been granted to secure the Priority Lien Obligations.

        The collateral securing the notes and the Note Guarantees will not include any Capital Stock or other "securities" of any of the Company's "affiliates" (as those terms are used in Rule 3-16 of Regulation S-X under the Securities Act).

        Collateral Agent.    The Collateral Agent, which initially will be the trustee, will hold the Liens granted to it to secure Note Obligations pursuant to the security documents. The Collateral Agent is subject to any directions given it by the trustee from time to time as required or permitted by the indenture. Except as directed by the trustee and as required or permitted by the indenture, at any time there are Priority Lien Obligations which have not been paid in full, the Collateral Agent will not be obligated to:

          (1)   act upon directions purported to be delivered to it by any other Person;

          (2)   foreclose upon or otherwise enforce any Lien; or

          (3)   take any other action whatsoever with regard to any or all of the Liens, security documents or the Collateral.

        Authorization of Actions to Be Taken.    The Collateral Agent and the trustee are authorized and empowered to receive for the benefit of the holders of Note Obligations any funds collected or distributed under the security documents and to make further distributions of the funds to the holders of Note Obligations according to the provisions of the indenture. See "—Ranking of Note Liens—Order of Application."

        Subject to the provisions of the indenture governing the trustee's duties and rights generally, and subject to the provisions described below under the caption "—Security—Ranking of Note Liens," the trustee may, upon an Event of Default, in its sole discretion and without the consent of the holders of

Note Obligations, direct, on behalf of the holders of Note Obligations, the Collateral Agent to take all actions it deems necessary or appropriate in order to:

          (1)   foreclose upon or otherwise enforce any or all of the Note Liens;

          (2)   enforce any of the terms of the security documents; or

          (3)   collect and receive payment of any and all Note Obligations.

        Release of Note Liens.    The Note Liens will be released in whole (whether or not any Insolvency or Liquidation Proceeding is pending at the time) upon:

          (1)   payment in full and discharge of all outstanding Note Debt and all other Note Obligations that are outstanding, due and payable at the time all of the Note Debt is paid in full and discharged;

          (2)   satisfaction and discharge of the indenture as set forth under the caption "—Satisfaction and Discharge"; and

          (3)   a Legal Defeasance or Covenant Defeasance of the notes issued under the indenture as set forth under the caption "—Legal Defeasance and Covenant Defeasance."

        The Note Liens will be released in part with respect to any asset constituting Collateral (whether or not any Insolvency or Liquidation Proceeding is pending at the time):

          (1)   upon delivery by the Company (or, if any Priority Lien Obligations exist that have not been repaid in full, the holder of any Priority Lien) to the trustee and the Collateral Agent of an officers' certificate certifying that the asset has been (or concurrently with the release of the Note Liens thereon will be) sold, transferred or otherwise disposed of by the Company or a Guarantor to a Person other than the Company, any of the Company's Restricted Subsidiaries or any other Obligor in a transaction permitted by each of the Note Documents, at the time of sale or disposition; provided that the Note Liens will not be released if the sale, transfer or other disposition is subject to the covenant described below under the caption "—Certain Covenants—Merger, Consolidation or Sale of Assets";

          (2)   upon delivery by the Company to the trustee and the Collateral Agent of an officers' certificate certifying that the asset is owned or has been acquired by a Guarantor that has been released from its Note Guarantee (including by virtue of a Subsidiary Guarantor becoming an Unrestricted Subsidiary); provided that any subsequent guarantee or reinstated guarantee made by such Guarantor shall be subject to the covenant captioned "—Certain Covenants—Additional Note Guarantees";

          (3)   at any time there are Priority Lien Obligations which have not been paid in full, upon delivery by the Company of the required officers' certificate to the trustee and the Collateral Agent in accordance with the provisions of the indenture relating to the release of Note Liens described below under the caption "—Ranking of Note Liens—Release of Collateral or Note Guarantee upon Sale or Other Disposition"; and

          (4)   upon delivery by the Company (or any holder or Priority Lien Obligations) to the trustee and the Collateral Agent of an officers' certificate certifying that the asset has been (or concurrently with the release of the Note Liens thereon will be) sold, transferred or otherwise disposed of by the holder of any Priority Lien securing Priority Lien Obligations in a foreclosure or other enforcement proceeding or by an Obligor in lieu of a sale by the holders of the Priority Lien Obligations in a foreclosure or enforcement proceeding.

        Notwithstanding the foregoing, the Note Liens on the proceeds of such Collateral paid or payable in connection with any sale or other disposition of an asset described in the immediately preceding paragraph shall not be released.

        Filing, Recording and Opinions.    Immediately prior to the issuance of the exchange notes and annually thereafter, the Company will furnish to the trustee and the Collateral Agent an opinion of counsel, in the form specified in the indenture for that opinion, with respect to the effectiveness and perfection of the Liens intended to be created by the security documents. The Company will otherwise comply with the provisions of TIA §314(b).

        To the extent applicable, the Company will cause TIA §313(b), relating to reports, and TIA §314(d), relating to the release of property or securities or relating to the substitution therefor of any property or securities to be subjected to the Note Liens of the security documents, to be complied with. Any certificate or opinion required by TIA §314(d) may be made by an officer of the Company except in cases where TIA §314(d) requires that such certificate or opinion be made by an independent Person, which Person will be an independent engineer, appraiser or other expert selected or reasonably satisfactory to the Collateral Agent. Notwithstanding anything to the contrary in this paragraph, the Company will not be required to comply with all or any portion of TIA §314(d) if it determines, in good faith based on advice of counsel, that under the terms of TIA §314(d) and/or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including "no action" letters or exemptive orders, all or any portion of TIA §314(d) is inapplicable to one or a series of released Collateral.

        Intercreditor Agreement.    On the date of the indenture, the Collateral Agent, the trustee and the Priority Lien Collateral Agent will enter into an Intercreditor Agreement setting forth terms of the relationship between the holders of certain of the Priority Liens and the Note Liens. Certain terms of the Intercreditor Agreement are described below under "—Ranking of Note Liens."

Ranking of Note Liens

        Set forth below is a summary of the lien-ranking provisions of the indenture and the Intercreditor Agreement. These provisions are enforceable by the holders of Priority Liens and are generally not enforceable by the Company. See "—Ranking of Note Liens—Enforcement" below.

        Ranking.    The indenture and the Intercreditor Agreement will provide that, notwithstanding:

          (1)   anything to the contrary contained in the security documents;

          (2)   the time of incurrence of any Secured Debt;

          (3)   the time, order or method of attachment of the Note Liens or the Priority Liens;

          (4)   the time or order of filing or recording of financing statements or other documents filed or recorded to perfect any Lien upon any Collateral;

          (5)   the time of taking possession or control over any Collateral;

          (6)   the rules for determining priority under the Uniform Commercial Code or any other law governing relative priorities of secured creditors;

          (7)   that any Priority Lien may not have been perfected;

          (8)   that any Priority Lien may be or have become subordinated, by equitable subordination or otherwise, to any other Lien; or

          (9)   any other circumstance of any kind or nature whatsoever, whether similar or dissimilar to any of the foregoing,

the Note Liens will in all circumstances be junior and subordinate in ranking to all Priority Liens, whenever granted, upon any present or future Collateral, and the Priority Liens, whenever granted, upon any present or future Collateral will be prior and superior to the Note Liens.

        Order of Application.    Subject to the terms of the Intercreditor Agreement and the application of the enforcement proceeds to the payment of amounts required to be applied to the repayment of indebtedness secured by a prior Lien on such Collateral, the indenture and/or the security documents will provide that if, upon the enforcement by the Collateral Agent of any default remedy set forth in any security document, any Collateral is sold in foreclosure of such security interest or is otherwise collected or realized upon by the Collateral Agent, the proceeds received by the Collateral Agent from such enforcement will be distributed by the Collateral Agent in the following order of application:

          FIRST, to the payment of all amounts payable under the security documents securing the Note Obligations on account of the Collateral Agent's fees or any reasonable legal fees, costs and expenses or other liabilities of any kind incurred by the Collateral Agent or any co-trustee or agent in connection with any such security document;

          SECOND, to the trustee for application to the payment of all Note Obligations in accordance with the indenture until all Note Obligations have been paid in full; and

          THIRD, any surplus remaining after the payment in full in cash of all of the Note Obligations shall be paid to the Company or the applicable Obligor, as the case may be, its successors or assigns, or to whomsoever may be lawfully entitled to receive the same, or as a court of competent jurisdiction may direct.

        Nothing in this section is intended to, or will, permit the existence or incurrence of any Lien (including any prior Lien) that is not otherwise a Permitted Lien under the indenture.

        Collateral Sharing with Additional Notes.    Any additional notes issued under the indenture in accordance with the requirements set forth in the definition of "Note Debt" and permitted to be incurred by the covenant described below under the caption "—Covenants—Incurrence of Indebtedness and Issuance of Preferred Equity" and permitted to be incurred under the Credit Facilities will be treated as Note Obligations for all purposes under the indenture and the security documents.

        Option to Purchase Priority Lien Debt.    Under the Intercreditor Agreement, any Person or Persons at any time or from time to time designated by the holders of at least 25% in outstanding principal amount of the notes (including any additional notes), voting as a single class, as entitled to exercise all default purchase options as to notes (including additional notes (if any)) then outstanding (an "Eligible Purchaser") will have the right (without any obligation) to purchase, at any time during any of the exercise periods described in the second succeeding paragraph, all, but not less than all, of the principal of and interest on and all prepayment or acceleration penalties and premiums in respect of all Priority Lien Debt outstanding at the time of purchase and all other Priority Lien Obligations (except Unasserted Contingent Obligations) then outstanding, together with all Liens securing such Priority Lien Debt and all Guarantees and other supporting obligations relating to such Priority Lien Debt:

          (1)   for a purchase price equal to: (A) in the case of Priority Lien Debt then outstanding (other than letters of credit), 100% of the principal amount and accrued interest outstanding on such Priority Lien Debt on the date of purchase plus all other Priority Lien Obligations (except any Unasserted Contingent Obligations) then outstanding, and (B) in the case of each outstanding letter of credit then outstanding as Priority Lien Debt, 100% of the reimbursement obligation in respect of such letter of credit as and when such letter of credit is funded, plus accrued interest thereon, and all Priority Lien Obligations (other than Unasserted Contingent Obligations) relating to such letter of credit that are outstanding as and when such letter of credit is funded (the amounts payable under clause (B), collectively, the "Acquired L/C Obligations");

          (2)   with such purchase price payable in cash on the date of purchase against transfer to an Eligible Purchaser or its nominee or transferee (without recourse and without any representation or warranty whatsoever, whether as to the enforceability of any Priority Lien Debt or the validity, enforceability, perfection, priority or sufficiency of any Lien securing or Guarantee or other supporting obligation for any Priority Lien Debt or as to any other matter whatsoever, except only the representation and warranty that the transferor owns free and clear of all Liens and encumbrances (other than participation interests not prohibited by the applicable Credit Facility), and has good right to convey, whatever claims and interests it may have in respect of Priority Lien Debt and any such Liens, Guarantees and supporting obligations pursuant to the Priority Lien Documents); provided that the purchase price in respect of any outstanding letter of credit that remains unfunded on the date of purchase will be payable as and when such letter of credit is funded (i) first from the cash collateral account described in paragraph (3) below, until the amounts contained therein have been exhausted, and (ii) thereafter directly by the purchaser; and

          (3)   with such purchase accompanied by a deposit of cash collateral under the dominion and control of the Priority Lien Collateral Agent or its designee in an amount equal to the lower of (1) 105% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of liens under the terms of the applicable Priority Lien Document, as security for the purchaser's purchase of the Acquired L/C Obligations, subject to the agreement that if any such letter of credit (A) is cancelled and returned to the issuer thereof, (B) expires in accordance with its terms or (C) is drawn in its full face amount, the Priority Lien Collateral Agent or its designee holding such cash collateral will promptly return to the Eligible Purchaser an amount equal to the excess, if any, of (i) the amount deposited as cash collateral in respect of such letter of credit, over (ii) the amount equal to 100% of the reimbursement obligation in respect of such letter of credit as and when such letter of credit is cancelled, expires or is funded, as the case may be, plus accrued interest thereon, and all other Priority Lien Obligations (other than Unasserted Contingent Obligations) relating to such letter of credit that are outstanding as and when such letter of credit is cancelled, expires or is funded, as the case may be.

        The right to exercise the purchase option described in the immediately preceding paragraph will be exercisable and legally enforceable upon at least ten business days' prior written notice of exercise given to the Priority Lien Collateral Agent by (and at the sole option of) an Eligible Purchaser.

        The right to exercise the right to purchase the Priority Lien Obligations as described above may be exercised during each period that begins on:

          (1)   the commencement of an Insolvency or Liquidation Proceeding involving the Company or any other Obligor; or

          (2)   the first date on which the Priority Lien Collateral Agent or any holder of any Priority Lien Obligations, or any Person on its behalf, takes any action (other than the issuance of a notice of default or event of default or a reservation of rights letter delivered to the Company or any other Obligor) to foreclose, collect or otherwise realize in any way upon any Collateral, and in each of clauses (1) and (2) above, ends on the 20th business day after receipt from the Company, the applicable Obligor, or the Priority Lien Collateral Agent by the trustee of written notice of the occurrence of the applicable event described in clause (1) or (2) above; provided that the Priority Lien Collateral Agent will have no obligation to deliver any such notice to the trustee.

        The remedies described in this section are in addition to any other remedy to which the Collateral Agent or any holder of Priority Lien Obligations is entitled at law or in equity or otherwise.

        The obligations of the Lenders to sell their respective Priority Lien Obligations under this section are several and not joint and several. To the extent any Lender (a "Defaulting Lender") breaches its obligation to sell its Priority Lien Obligations under this section, nothing in this section will be deemed to require the Priority Lien Collateral Agent or any other Lender to purchase such Defaulting Lender's Priority Lien Obligations for resale to the holders of notes and in all cases, the Priority Lien Collateral Agent and each Lender complying with the terms of this section will not be deemed to be in default of this section or otherwise be deemed liable for the actions or inactions of any Defaulting Lender; provided, however, that nothing in this section will require any Eligible Purchaser to purchase less than all of the Priority Lien Obligations.

        Restriction on Enforcement of Note Liens.    So long as any Priority Lien Obligations exist that have not been repaid in full, the holders of Priority Liens will have the exclusive right to enforce, foreclose, collect or realize upon any Collateral. Subject to the provisions described below under the caption "—Ranking of Note Liens—Relative Rights" and the second set of clauses (1) through (4) set forth below, the trustee and holders of notes will not authorize or instruct the Collateral Agent, and the Collateral Agent will not, and will not authorize or direct any Person acting for it, the trustee or any holder of Note Obligations, to exercise any right or remedy with respect to any Collateral (including any right of set-off) or take any action to enforce, collect or realize upon any Collateral, including without limitation, any right, remedy or action to:

          (1)   take possession of or control over any Collateral;

          (2)   exercise any collection rights in respect of any Collateral or retain any proceeds of accounts and other obligations receivable paid to it directly by any account debtor;

          (3)   exercise any right of set-off against any Collateral;

          (4)   foreclose upon any Collateral or take or accept any transfer of title in lieu of foreclosure upon any Collateral;

          (5)   enforce any claim to the proceeds of insurance upon any Collateral;

          (6)   deliver any notice, claim or demand relating to the Collateral to any Person (including any securities intermediary, depositary bank or landlord) in the possession or control of any Collateral or acting as bailee, custodian or agent for any holder of Priority Liens in respect of any Collateral;

          (7)   otherwise enforce any remedy available upon default for the enforcement of any Lien upon the Collateral;

          (8)   deliver any notice or commence any proceeding for any of the foregoing purposes; or

          (9)   seek relief in any Insolvency or Liquidation Proceeding permitting it to do any of the foregoing;

except that, in any event, any such right or remedy may be exercised and any such action may be taken, authorized or instructed:

          (1)   without any condition or restriction whatsoever, so long as no Priority Lien Obligations exist that have not been repaid in full;

          (2)   as necessary to redeem any Collateral in a creditor's redemption permitted by law or to deliver any notice or demand necessary to enforce (subject to no Priority Lien Obligations existing that have not been repaid in full) any right to claim, take or receive proceeds of Collateral remaining at any time when no Priority Lien Obligations exist that have not been repaid in full in the event of foreclosure or other enforcement of any prior Lien;

          (3)   as necessary to perfect, or maintain the perfection or priority of, a Lien upon any Collateral by any method of perfection except through possession or control; or

          (4)   as necessary to prove, preserve or protect (but not enforce) the Note Liens, in each case, subject to the provisions of the security documents.

        Subject to clauses (1) through (3) of the provisions described below under the caption "—Ranking of Note Liens—Relative Rights," so long as there are any Priority Lien Obligations existing that have not been repaid in full, none of the holders of Note Obligations, the trustee or the Collateral Agent will:

          (1)   request judicial relief, in an Insolvency or Liquidation Proceeding or in any other court, that would hinder, delay, limit or prohibit the lawful exercise or enforcement of any right or remedy otherwise available to the holders of Priority Liens in respect of Priority Liens or that would limit, invalidate, avoid or set aside any Priority Lien or Priority Lien Security Document or subordinate the Priority Liens to the Note Liens or grant the Priority Liens equal ranking to the Note Liens;

          (2)   oppose or otherwise contest any motion for relief from the automatic stay or from any injunction against foreclosure or enforcement of Priority Liens made by any holder of Priority Liens in any Insolvency or Liquidation Proceeding;

          (3)   oppose or otherwise contest any lawful exercise by any holder of Priority Liens of the right to credit bid Priority Lien Debt at any sale in foreclosure of Priority Liens;

          (4)   oppose or otherwise contest any other request for judicial relief made in any court by any holder of Priority Liens relating to the lawful enforcement of any Priority Lien; or

          (5)   challenge the enforceability, perfection or the validity of the Priority Lien Obligations or the Priority Liens.

        Except for payments received free from the Priority Liens as provided in this section all proceeds of Collateral received by the trustee or the Collateral Agent at any time when any Priority Lien Obligations exist that have not been paid in full will be held by the trustee or the Collateral Agent for account of the holders of Priority Liens and remitted to the Priority Lien Collateral Agent upon demand by the Priority Lien Collateral Agent. To the extent provided by applicable law, the Note Liens will remain attached to and, subject to the provisions described under the caption "—Ranking of Note Liens," enforceable against all proceeds so held or remitted.

        Except for payments that are made from or constitute proceeds of property subject to Priority Liens and that are received by the trustee or the Collateral Agent or any holder of Note Obligations at any time when any Priority Lien Obligations exist that have not been paid in full and after:

          (1)   the commencement of any Insolvency or Liquidation Proceeding in respect of the Company or the grantor of any Priority Lien; or

          (2)   the trustee and the Collateral Agent have received written notice from the Priority Lien Collateral Agent stating that:

            (a)   the Priority Lien Debt has become due and payable in full (whether at maturity, upon acceleration or otherwise); or

            (b)   the holders of Priority Liens have become entitled to, and desire to, enforce any or all of the Priority Liens by reason of a default under Priority Lien Documents,

          (A)  no payment of money (or the equivalent of money) made by the Company or any other Obligor to the trustee, the Collateral Agent, any holder of notes or any other holder of Note Obligations (including, without limitation, payments and prepayments made for application to Note Obligations) or any other payments or deposits made pursuant to any provision of the indenture, any other Note Document and the Intercreditor Agreement will in any event be subject to the foregoing provisions of this section or otherwise affected by any of the provisions described below under the caption "—Ranking of Note Liens—Relative Rights"; and

          (B)  all payments permitted to be received under this section will be received by the trustee, the Collateral Agent, the holders of notes and the other holders of Note Obligations free from the Priority Liens and all other Liens thereon except the Note Liens.

        Certain Rights of Holders of Notes.    Notwithstanding any other provision of the indenture or any other Note Document, the right of any holder of a Note to receive from the Company or Note Guarantors, payment of the principal, premium and Liquidated Damages, if any, and interest on the notes held by such holder, on or after the respective due dates for payment from the Company or the Note Guarantors expressed in the Note (including in connection with an offer to purchase), or to institute suit against the Company or the Note Guarantors for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such holder; provided that a holder shall not have the right to institute any such suit against the Company or the Note Guarantors for the enforcement of payment if and to the extent that the surrender or prosecution thereof or the entry of judgment therein would, under applicable law, result in the surrender, impairment, waiver or loss of the Lien of the indenture upon any property subject to such Lien.

        Insolvency or Liquidation Proceedings.    The provisions under the caption "—Ranking of Note Liens" will be applicable both before and after the filing of any petition by or against any Obligor under any insolvency or bankruptcy law and all converted or succeeding cases in respect thereof, and all references in this "Description of the New Notes" to any Obligor shall be deemed to apply to the trustee for such Obligor and such Obligor as a debtor-in-possession. The relative rights of secured creditors in or to any distributions from or in respect of any Collateral or proceeds of Collateral shall continue after the filing of such petition on the same basis as prior to the date of such filing, subject to any court order approving the financing of, or use of cash collateral by any Obligor as a debtor-in-possession. If, in any Insolvency or Liquidation Proceeding and at any time any Priority Lien Obligations exist that have not been repaid in full, all of the holders of Priority Lien Obligations (or the holders of the requisite percentage of Priority Lien Obligations as may have the power to bind all of them):

          (1)   consent to any order for use of cash collateral or agree to the extension of any Priority Lien Debt (including, without limitation, any debtor-in-possession financing) to any Obligor to the extent constituting Indebtedness permitted to be secured by Liens permitted by clause (1), (19)(a), (21) or (22) of the definition of "Permitted Liens";

          (2)   consent to any order granting any priming lien, replacement lien, cash payment or other relief on account of Priority Lien Obligations as adequate protection (or its equivalent) for the interests of the holders of Priority Liens in the property subject to such Priority Liens; and

          (3)   consent to any order relating to a sale of assets of the Company or any other Obligor that:

            (a)   provides, to the extent the sale is to be free and clear of Liens, that all Priority Liens and Note Liens will attach to the proceeds of the sale; and

            (b)   grants Credit Bid Rights to the holders of notes;

then, the holders of Note Obligations, the trustee and the Collateral Agent will not oppose or otherwise contest the entry of such order (except that any order approving a sale of assets or the bidding procedures for any sale of assets may be opposed or otherwise contested by them based on any ground that may be asserted by a holder of unsecured claims), so long as none of the holders of Priority Lien Obligations, the Priority Lien Collateral Agent or any representative acting for one or more of the holders of Priority Lien Obligations in any respect opposes or otherwise contests any request made by the holders of Note Obligations for the grant to the Collateral Agent, for the benefit of the holders of Note Obligations and as adequate protection (or its equivalent) for the Collateral Agent's interest in the Collateral under the Note Liens, of a junior lien upon any property upon which a Lien is (or is to be) granted under the order to secure the Priority Lien Obligations co-extensive in all respects with, but subordinated (as set forth in the provisions described under the caption "—Ranking of Note Liens") in all respects to, such Lien and all Priority Liens upon the property.

        The holders of Note Obligations, the trustee and the Collateral Agent will not file or prosecute in any Insolvency or Liquidation Proceeding any motion for adequate protection (or any comparable request for relief) based upon their interests in the Collateral under the Note Liens, except that:

          (1)   they may freely seek and obtain relief granting a junior lien co-extensive in all respects with, but subordinated (as set forth in the provisions described under the caption "—Ranking of Note Liens") in all respects to, all Liens granted in such Insolvency or Liquidation Proceeding to the holders of Priority Lien Debt;

          (2)   they may assert rights in connection with the confirmation of any plan of reorganization or similar dispositive restructuring plan; and

          (3)   they may freely seek and obtain any relief upon a motion for adequate protection or for relief from the automatic stay (or any comparable relief), without any condition or restriction whatsoever, at any time when no Priority Lien Obligations exist that have not been repaid in full.

        If, in any Liquidation or Insolvency Proceeding, debt obligations of the reorganized debtor secured by Liens upon any property of the reorganized debtor are distributed, both on account of Priority Lien Debt and on account of Note Debt, then, to the extent the debt obligations distributed on account of the Priority Lien Debt and on account of the Note Debt are secured by Liens upon the same property or type of property, the provisions described under the caption "—Ranking of Note Liens" will survive the distribution of such debt obligations pursuant to such plan and will apply with like effect to the Liens securing such debt obligations.

        The holders of Note Obligations, the trustee and the Collateral Agent will not assert or enforce, at any time when any Priority Lien Obligations exist that have not been repaid in full, any claim under §506(c) of the United States Bankruptcy Code senior to or on a parity with the Priority Liens for costs or expenses of preserving or disposing of any Collateral.

        Release of Collateral upon Sale or Other Disposition.    If, at any time when any Priority Lien Obligations exist that have not been repaid in full, the Company or the holder of any Priority Lien delivers an officers' certificate to the trustee and the Collateral Agent certifying that the conditions for release of the Note Liens on any specified Collateral set forth in clause (1), (2), (3) or (4), as applicable, of the second paragraph of the provisions described above under the caption "—Release of Note Liens", as in effect on the date of the indenture, have been satisfied, then (whether or not any Insolvency or Liquidation Proceeding is pending at the time) the Note Liens upon such Collateral (not including the proceeds of any such Collateral) will automatically be released; provided, however, that, in the case of a release pursuant to clause (4) of such second paragraph, the Priority Lien Collateral Agent shall remit to the Collateral Agent the proceeds, if any, of the distribution remaining at any time when no Priority Lien Obligations exist that have not been repaid in full or as ordered by a court of competent jurisdiction.

        Upon delivery to the trustee and the Collateral Agent of an officers' certificate stating that any release of Note Liens has become effective pursuant to this section, the Collateral Agent will promptly execute and deliver an instrument confirming such release on customary terms and without any recourse, representation, warranty or liability whatsoever. If the Collateral Agent unreasonably fails to do so, the holder of the Priority Lien is hereby irrevocably authorized and empowered, with full power of substitution, to execute and deliver such instrument in the name of the Collateral Agent.

        Release of Note Guarantee upon Sale or Other Disposition.    If, at any time when any Priority Lien Obligations exist that have not been repaid in full, the Company or the holder of any Priority Lien delivers an officers' certificate to the trustee and the Collateral Agent certifying that the conditions for release of the Note Guarantee of a Guarantor set forth in clause (1), (2), (3), (4) or (5), as applicable, of the third paragraph of the provisions described above under the caption "—Note Guarantees," as in effect on the date of the indenture, have been satisfied, then (whether or not any Insolvency or Liquidation Proceeding is pending at the time) the Note Guarantee of such Guarantor will automatically be released.

        Amendment of Security Documents.    At any time when any Priority Lien Obligations exist that have not been repaid in full, the Collateral Agent will not enter into, and the trustee and the holders of notes will not authorize or direct, any amendment of or supplement to any security document relating to any Collateral that would make such security document inconsistent in any material respect with the comparable provisions of the Priority Lien Security Documents upon such Collateral and no such amendment or supplement will be enforceable. For the purposes of this paragraph, (1) no inconsistency reflected in the security documents delivered in connection with the issuance of the notes, as compared with the comparable provisions of the applicable Priority Lien Security Documents then in effect, will be subject to the provisions of this paragraph, and (2) subject to clause (1), any provision granting rights or powers to the Collateral Agent that are not granted to the holders of Priority Liens securing Priority Lien Debt will constitute a material inconsistency, except to the extent resulting solely from the failure by the holders of Priority Lien Obligations or the Priority Lien Collateral Agent to obtain a lien on any asset or property of the Company or any of its Subsidiaries to which they or it would otherwise be entitled under the applicable Priority Lien Documents.

        In addition, the indenture will provide that no amendment or supplement to the provisions of any security document will be effective without the approval of the Collateral Agent acting as directed by an Act of Required Noteholders, except that:

          (1)   any amendment or supplement that has the effect solely of adding or maintaining Collateral, securing additional Note Obligations that were otherwise permitted by the terms of the Note Documents to be secured by the Collateral or preserving or perfecting the Liens thereon or the rights of the Collateral Agent therein, or adding or maintaining any guarantee, will become effective when executed and delivered by the Company or any other applicable Obligor party thereto and the Collateral Agent;

          (2)   no amendment or supplement that reduces, impairs or adversely affects the right of any holder of Note Debt to:

            (A)  vote its outstanding Note Debt as to any matter described as subject to an Act of Required Noteholders (or amends the provisions of this clause (2) or the definition of "Act of Required Noteholders"); or

            (B)  share in the order of application described above under "—Ranking of Note Liens—Order of Application" in the proceeds of enforcement of the Collateral Agent's security interests in any and all Collateral that has not been released in accordance with the provisions described above under "—Security—Release of Note Liens,"

  will become effective without the additional consent of such holder; and

          (3)   no amendment or supplement that imposes any obligation upon the Collateral Agent or adversely affects the rights of the Collateral Agent in its individual capacity as such will become effective without the consent of the Collateral Agent.

        Any amendment or supplement to the provisions of the security documents that releases Collateral will be effective only in accordance with the requirements set forth under the caption "—Security—Release of Note Liens."

        Amendment of Ranking Provisions.    No amendment or supplement to the Intercreditor Agreement, including to the provisions described under the caption "—Ranking of Note Liens" will:

          (1)   be effective unless set forth in a writing signed by the Collateral Agent and the trustee with the consent of the holders of at least a majority in principal amount of notes then outstanding (including, without limitation, additional notes); or

          (2)   become effective at any time any Priority Lien Obligations exist that have not been paid in full unless such amendment or supplement is consented to in a writing signed by the Priority Lien Collateral Agent acting upon the direction or with the consent of the holders of the applicable percentage (as required under the Credit Facilities) in principal amount of all Priority Lien Debt then outstanding or committed under the Credit Facilities, voting as a single class.

        Any such amendment or supplement that imposes any obligation upon the Company or adversely affects the rights of the Company under the provisions described under the caption "—Ranking of Note Liens—Collateral Sharing with Additional Notes" will become effective only with the consent of the Company.

        No waiver of any of the provisions of the Intercreditor Agreement, including the provisions described under the caption "—Ranking of Note Liens" will in any event be effective unless set forth in a writing signed and consented to, as required for an amendment under this section, by the party to be bound thereby.

        Notwithstanding the preceding paragraphs of this section, without the consent of any holder of notes, the Company, the Collateral Agent and the trustee may, amend or supplement the Intercreditor Agreement to:

          (1)   cure any ambiguity, defect or inconsistency; or

          (2)   make any change that would provide any additional rights or benefits to the holders of the notes or that does not adversely affect the rights under the Intercreditor Agreement of any such holder.

        Waiver of Certain Subrogation, Marshalling, Appraisal and Valuation Rights.    To the fullest extent permitted by law, the holders of notes, the trustee and the Collateral Agent agree not to assert or enforce at any time any Priority Lien Obligations exist that have not been repaid in full:

          (1)   any right of subrogation to the rights or interests of holders of Priority Liens (as priority lienholders) (or any claim or defense based upon impairment of any such right of subrogation);

          (2)   any right of marshalling accorded to a junior lienholder, as against the holders of Priority Liens (as priority lienholders), under equitable principles; or

          (3)   any statutory right of appraisal or valuation accorded under any applicable state law to a junior lienholder in a proceeding to foreclose a Priority Lien.

        The Lenders, the Priority Lien Collateral Agent and the other holders of Priority Liens or Priority Lien Obligations will not have any duty whatsoever, express or implied, fiduciary or otherwise, to any holder of Note Obligations or Note Liens.

        Any holder of Note Obligations or Note Liens will not have any duty whatsoever, express or implied, fiduciary or otherwise, to the Lenders, the Priority Lien Collateral Agent and the other holders of Priority Liens or Priority Lien Obligations.

        To the maximum extent permitted by law, each of the holders of notes, the trustee and the Collateral Agent waives any claim it may at any time have against the Lenders, the Priority Lien Collateral Agent or any other holder of Priority Liens or Priority Lien Obligations with respect to or arising out of any action or failure to act or any error of judgment or negligence on the part of the Lenders, the Priority Lien Collateral Agent or any other holder of Priority Liens or Priority Lien Obligations or their respective directors, officers, employees or agents with respect to any exercise of rights or remedies in respect of the Priority Liens or the Priority Lien Obligations or under the Priority Lien Documents or any transaction relating to the Collateral.

        To the maximum extent permitted by law, each of the Lenders, the Priority Lien Collateral Agent or any other holder of Priority Liens or Priority Lien Obligations waives any claim it may at any time have against any holder of Note Obligations or Note Liens, the trustee and the Collateral Agent with respect to or arising out of any action or failure to act or any error of judgment or negligence on the part of any holder of Note Obligations or Note Liens, the trustee and the Collateral Agent or their respective directors, officers, employees or agents with respect to any exercise of rights or remedies in respect of the Note Liens or under the Note Documents or any transaction relating to the Collateral.

        Limitation on Certain Relief and Defenses.    The Note Liens will not be forfeited, invalidated, discharged or otherwise affected or impaired by any breach of any obligation of the holders of notes, the trustee or the Collateral Agent set forth in the provisions described under the caption "—Ranking of Note Liens." The Priority Liens will not be forfeited, invalidated, discharged or otherwise affected or impaired by any breach of any obligation of the holders of any Priority Lien Obligations or the Priority Lien Collateral Agent set forth in the provisions described under the caption "—Ranking of Note Liens."

        Reinstatement.    If the payment of any amount applied to any Priority Lien Obligations secured by any Priority Liens is later avoided or rescinded (including by settlement of any claim for avoidance or rescission) or otherwise set aside, then:

          (1)   to the fullest extent lawful, all claims for the payment of such amount as Priority Lien Obligations and, to the extent securing such claims, all such Priority Liens will be reinstated and entitled to the benefits of the provisions described under the caption "—Ranking of Note Liens"; and

          (2)   if the Priority Lien Obligations are paid in full prior to such reinstatement, the contractual priority of the Priority Liens so reinstated, as set forth under the caption "—Ranking of Note Liens—Ranking," will be concurrently reinstated on the date and to the extent such Priority Liens are reinstated, beginning on such date but only prospectively (and not retroactively), as though no Priority Lien Obligations or Priority Liens had been outstanding at any time prior to such date, and will remain effective until the Priority Lien Obligations secured by the reinstated Priority Liens are paid in full in cash;

provided, that the Company shall deliver forthwith an officers' certificate, and/or the Priority Lien Collateral Agent or any holder of Priority Lien Obligations may deliver a written notice, to the trustee and the Collateral Agent stating that Priority Lien Obligations have been reinstated and identifying the Priority Lien Obligations so reinstated.

        Notwithstanding the foregoing, no:

          (1)   action to enforce Note Liens at any time prior to the date of any reinstatement (or, if later, the date on which the officers' certificate or written notice referred to in the immediately preceding paragraph is delivered to the trustee and the Collateral Agent);

          (2)   receipt or collection of Collateral or any other property by the holders of notes, the trustee or the Collateral Agent at any time prior to the date of any such reinstatement (or, if later, the date on which the officers' certificate or written notice referred to in the immediately preceding paragraph is delivered to the trustee and the Collateral Agent);

          (3)   application of any Collateral or other property to the payment of Note Obligations at any time prior to the date of any such reinstatement (or, if later, the date on which the officers' certificate or written notice referred to in the immediately preceding paragraph is delivered to the trustee and the Collateral Agent); or

          (4)   other action taken or omitted by the holders of notes, the trustee or the Collateral Agent or other event occurring at any time prior to the date of any such reinstatement (or, if later, the date on which the officers' certificate or written notice referred to in the immediately preceding paragraph is delivered to the trustee and the Collateral Agent), will, if it was permitted at such time under the provisions described under the caption "—Ranking of Note Liens" without giving effect to any subsequent reinstatement, (1) constitute a breach of any obligation of the holders of notes, the trustee or the Collateral Agent under the provisions described under the caption "—Ranking of Note Liens" or (2) give rise to any right, claim or interest whatsoever enforceable by any holder of Priority Liens or Priority Lien Obligations or by any other Person.

        Additional Priority Lien Debt.    If at any time following a repayment in full of the Priority Lien Obligations, the Company or any Restricted Subsidiary incurs new Priority Lien Debt, the Company shall deliver forthwith an officers' certificate, and/or the Priority Lien Collateral Agent in respect of, or any holder of, such new Priority Lien Debt may deliver a written notice, to the trustee and the Collateral Agent stating that new Priority Lien Debt has been incurred and identifying the Priority Lien Debt so incurred.

        Notwithstanding the foregoing, no:

          (1)   action to enforce Note Liens at any time following any such repayment in full of the Priority Lien Obligations and prior to the date of any such new incurrence of Priority Lien Debt (or, if later, the date on which the officers' certificate or written notice referred to in the immediately preceding paragraph is delivered to the trustee and the Collateral Agent);

          (2)   receipt or collection of Collateral or any other property by the holders of notes, the trustee or the Collateral Agent at any time following any such repayment in full of the Priority Lien Obligations and prior to the date of any such new incurrence of Priority Lien Debt (or, if later, the date on which the officers' certificate or written notice referred to in the immediately preceding paragraph is delivered to the trustee and the Collateral Agent);

          (3)   application of any Collateral or other property to the payment of Note Obligations at any time following any such repayment in full of the Priority Lien Obligations and prior to the date of any such new incurrence of Priority Lien Debt (or, if later, the date on which the officers' certificate or written notice referred to in the immediately preceding paragraph is delivered to the trustee and the Collateral Agent); or

          (4)   other action taken or omitted by the holders of notes, the trustee or the Collateral Agent or other event occurring at any time following any such repayment in full of the Priority Lien Obligations and prior to the date of any such new incurrence of Priority Lien Debt (or, if later, the date on which the officers' certificate or written notice referred to in the immediately preceding paragraph is delivered to the trustee and the Collateral Agent), will, if it was permitted at such time under the provisions described under the caption "—Ranking of Note Liens" without giving effect to such new incurrence of Priority Lien Debt, (1) constitute a breach of any obligation of the holders of notes, the trustee or the Collateral Agent under the provisions described under the caption "—Ranking of Note Liens" or (2) give rise to any right, claim or interest whatsoever enforceable by any holder of Priority Liens or Priority Lien Obligations or by any other Person.

        Enforcement.    The provisions described under the caption "—Ranking of Note Liens" are intended for the sole benefit of, and may be enforced solely by, the holders of Priority Liens and Priority Lien Obligations granted and outstanding from time to time; provided, however, that:

          (1)   the provisions described under the caption "—Ranking of Note Liens—Collateral Sharing with Additional Notes" are intended for the sole benefit of the Company and may be enforced by the Company solely upon the terms and conditions set forth under that caption; and

          (2)   the provisions described under the caption "—Ranking of Note Liens—Option to Purchase Priority Lien Debt," "—Ranking of Note Liens—Certain Rights of Holders of Notes," "—Ranking of Note Liens—Additional Priority Lien Debt," "—Ranking of Note Liens—Delivery of Collateral and Proceeds of Collateral," "—Ranking of Note Liens—Delivery of Notices to Banks" and "—Ranking of Note Liens—Delivery of Notices to Insurers" are intended for the sole benefit of, and may be enforced solely by, the holders of Note Obligations and the Collateral Agent.

        The obligations of the holders of Note Obligations, the trustee and the Collateral Agent described under the captions "—Ranking of Note Liens—Restriction on Enforcement of Note Liens," "—Ranking of Note Liens—Insolvency or Liquidation Proceedings," "—Ranking of Note Liens—Release of Collateral upon Sale or Other Disposition," "—Ranking of Note Liens—Release of Note Guarantee upon Sale or Other Disposition," "—Ranking of Note Liens—Amendment of Security Documents," "—Ranking of Note Liens—Waiver of Certain Subrogation, Marshalling, Appraisal and Valuation Rights," "—Ranking of Note Liens—Reinstatement" and "—Ranking of Note Liens—Additional Priority Lien Obligations":

          (1)   are intended for the sole benefit of the holders of Priority Lien Debt and the Priority Lien Collateral Agent and may be enforced only by the holders of Priority Lien Obligations or by the Priority Lien Collateral Agent; and

          (2)   will terminate, unconditionally and (subject only to the provisions described under the captions "—Ranking of Note Liens—Reinstatement" and "—Ranking of Note Liens—Additional Priority Lien Debt") forever, upon either of (a) no Priority Lien Obligations existing that have not been repaid in full or (b) the release of the Note Liens in whole as provided under "—Security—Release of Note Liens."

        No right to enforce the ranking agreements or any other obligation set forth in the provisions described under the caption "—Ranking of Note Liens" may be impaired by any act or failure to act by the Company, the Collateral Agent, the trustee or any holder of Note Obligations or by the failure of the Company, the Collateral Agent, the trustee or any holder of Note Obligations to comply with the Intercreditor Agreement.

        The obligations of the holders of Note Obligations, the trustee, the Collateral Agent, the Credit Agreement Agent and the Priority Lien Collateral Agent under the provisions described under the caption "—Ranking of Note Liens" are continuing obligations that may be terminated only by an amendment that becomes effective as set forth in the provisions described under the caption "—Ranking of Note Liens—Amendment of Ranking Provisions." Except for the Persons identified in this section, to the extent and as to the obligations set forth in this section, no other Person will be entitled to rely on, have the benefit of or enforce the lien ranking agreements or any other obligation set forth in the provisions described under the caption "—Ranking of Note Liens."

        Limitations on Subordination of Notes and Other Note Obligations.    The provisions described under the caption "—Ranking of Note Liens" are intended solely to set forth the relative ranking, as Liens, of the Note Liens as against the Priority Liens. Neither the notes, the Note Guarantees and other Note Obligations nor the exercise or enforcement of any right or remedy for the payment or collection thereof (other than the restrictions with respect to the enforcement of remedies against the Collateral as set forth in the provisions described under the caption "—Ranking of Note Liens") are intended to be or will ever be by reason of the provisions described under the caption "—Ranking of Note Liens" in any respect subordinated, deferred, postponed, restricted or prejudiced.

        Relative Rights.    The provisions described under the caption "—Ranking of Note Liens" define the relative rights, as lienholders, of holders of Note Liens and holders of Priority Liens. Nothing in the Intercreditor Agreement will:

          (1)   impair, as between the Company and holders of notes, the obligation of the Company, which is absolute and unconditional, to pay principal of, premium and interest and Liquidated Damages, if any, on the notes in accordance with their terms or to perform any other obligation of the Company or any other Obligor under the Note Documents;

          (2)   impair, as between the Company and the Collateral Agent and the trustee, the obligation of the Company, which is absolute and unconditional, to pay the fees and reasonable expenses of the Collateral Agent and the trustee to the extent set forth in the Note Documents or as otherwise agreed to in writing between the Company, on the one hand, and the Collateral Agent and/or the trustee, on the other hand;

          (3)   affect the relative rights of holders of notes and creditors of the Company, any of its Restricted Subsidiaries or any other Obligor (other than holders of Priority Liens);

          (4)   restrict the right of any holder of notes to sue for payments that are then due and owing (but not enforce any judgment in respect thereof against any Collateral other than the enforcement of any judgment in respect of any other action not specifically prohibited by the provisions described under (i) "—Ranking of Note Liens—Restriction on Enforcement of Note Liens" or (ii) "—Ranking of Note Liens—Insolvency or Liquidation Proceedings");

          (5)   prevent the trustee, the Collateral Agent or any holder of notes from exercising against the Company or any other Obligor any of its other available remedies upon a Default or Event of Default not specifically prohibited by the provisions described under (i) "—Ranking of Note Liens—Restriction on Enforcement of Note Liens" or (ii) "—Ranking of Note Liens—Insolvency or Liquidation Proceedings"; or

          (6)   restrict the right of the trustee, the Collateral Agent or any holder of notes from taking any lawful action in an Insolvency or Liquidation Proceeding not specifically prohibited by the provisions described under (i) "—Ranking of Note Liens—Restriction on Enforcement of Note Liens" or (ii) "—Ranking of Note Liens—Insolvency or Liquidation Proceedings."

        If the Company, any Restricted Subsidiary or any other Obligor fails because of the provisions described under the caption "—Ranking of Note Liens" to perform any obligation binding upon it under any Note Document, the failure shall still be a Default or Event of Default.

        Bailee for Perfection.    The Priority Lien Collateral Agent shall hold the Pledged Collateral in its possession or control (or in the possession or control of its agents or bailees) as bailee for the Collateral Agent solely for the purpose of perfecting the security interest granted in such Pledged Collateral pursuant to the security documents, subject to the terms and conditions of the Intercreditor Agreement.

        So long as any Priority Lien Obligations exist that have not been repaid in full, the Priority Lien Collateral Agent shall be entitled to deal with the Pledged Collateral in accordance with the terms of the Priority Lien Documents and the Intercreditor Agreement as if the Lien of the Collateral Agent

therein under the security documents and all other Note Documents did not exist. The rights of the Collateral Agent shall at all times be subject to the terms of the Intercreditor Agreement.

        No Priority Lien Collateral Agent will have any obligation whatsoever to the Collateral Agent, the trustee or the holders of any notes or other Note Obligations to assure that the Pledged Collateral is genuine or owned by the Company or any other Obligor or otherwise or to preserve rights or benefits of any Person except as expressly set forth in this section. The duties and responsibilities of the Priority Lien Collateral Agent under this section shall be limited solely to holding the Pledged Collateral as bailee or agent for the Collateral Agent for purposes of perfecting the Lien therein held by the Collateral Agent to secure Note Obligations. No Priority Lien Collateral Agent shall have any obligation to the Collateral Agent, the trustee or the holders of any notes or other Note Obligation to care for, protect or insure any Pledged Collateral or to ensure that the Lien on such Pledged Collateral has been properly or sufficiently created or entitled to any particular priority.

        No Priority Lien Collateral Agent will have by reason of the security documents, the Note Documents, the Intercreditor Agreement or any other document or instrument a fiduciary relationship in respect of the Collateral Agent, the trustee or the holders of notes or any other Note Obligations.

        The Collateral Agent, the trustee or the holders of notes or any other Note Obligation will not have by reason of the security documents, the Note Documents, the Intercreditor Agreement or any other document or instrument a fiduciary relationship in respect of the Priority Lien Collateral Agent.

        Delivery of Collateral and Proceeds of Collateral.    If no Priority Lien Obligations exist that have not been paid in full, the Priority Lien Collateral Agent will, to the extent permitted by applicable law, deliver to (1) the Collateral Agent, or (2) such other Person as a court of competent jurisdiction may otherwise direct, (a) any Collateral held by, or on behalf of, the Priority Lien Collateral Agent or any holder of Priority Lien Obligations, and (b) all proceeds of Collateral held by, or on behalf of, the Priority Lien Collateral Agent or any holder of Priority Lien Obligations, whether arising out of an action taken to enforce, collect or realize upon any Collateral or otherwise. Such Collateral and such proceeds will be delivered without recourse and without any representation or warranty whatsoever as to the enforceability, perfection, priority or sufficiency of any Lien securing or Guarantee or other supporting obligation for any Priority Lien Debt or Note Debt, together with any necessary endorsements or as a court of competent jurisdiction may otherwise direct.

        Delivery of Notices to Banks.    Promptly following the repayment in full of the Priority Lien Obligations, the Priority Lien Collateral Agent will deliver a notice in writing to the trustee, the Collateral Agent and each bank with which a deposit account is maintained that is, or immediately prior to such repayment in full of the Priority Lien Obligations was, subject to a Priority Lien, stating that the Priority Lien Obligations have been paid in full and discharged.

        Delivery of Notices to Insurers.    Promptly following the repayment in full of the Priority Lien Obligations, the Priority Lien Collateral Agent will deliver a notice in writing to the trustee, the Collateral Agent and each insurer with which the Company or any Guarantor maintains any insurance policy as to which the Priority Lien Collateral Agent (or a representative or agent on its behalf) is named as loss payee or additional insured, stating that (a) the Priority Lien Obligations have been fully satisfied and discharged and (b) the Priority Lien Collateral Agent does not object to the payment from and after the date of such notice of insurance proceeds thereunder to the Collateral Agent.

        Designation of New Priority Lien Debt.    The Company may, at any time, from time to time, designate Priority Lien Debt by delivering to the Collateral Agent an officers' certificate as contemplated in the definition of "Priority Lien Debt." Any holder of Priority Lien Debt and the Priority Lien Collateral Agent shall be entitled to conclusively rely on an officers' certificate from the Company addressed to any such holder or the Priority Lien Collateral Agent (a copy of which officers' certificate is provided substantially concurrently to the Collateral Agent and the trustee) that any borrowings, issuances of letters of credit or other extensions of credit under any Credit Facility were incurred, and are permitted to be incurred, under the terms of the indenture. Nothing in the foregoing constitutes a waiver of any restrictions on indebtedness or liens appearing in the Credit Facilities, any Priority Lien Document or the indenture. Upon receipt of such officers' certificate, the Collateral Agent shall deliver to the Priority Lien Collateral Agent (without recourse and without any representation or warranty whatsoever) any Collateral in the Collateral Agent's possession, to be held by the Priority Lien Collateral Agent in accordance with the applicable terms of the Priority Lien Documents and the provisions described under the caption "—Ranking of Note Liens—Bailee for Perfection." Notwithstanding the foregoing, an untrue officers' certificate designating Priority Lien Obligations may result in a Default or Event of Default under the indenture.

Optional Redemption

        At any time prior to April 1, 2007, the Company may on any one or more occasions redeem (i) up to 35% of the aggregate principal amount of notes originally issued under the indenture and (ii) all or a portion of any additional notes issued after the date of the indenture, in each case at a redemption price of 110% of the principal amount, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the net cash proceeds of a sale of Equity Interests (other than Disqualified Stock) of the Company or a contribution to the Company's common equity capital made with the net cash proceeds of an offering of Equity Interests of any other direct or indirect parent of the Company; provided that:

          (1)   at least 65% of the aggregate principal amount of notes originally issued under the indenture (excluding notes held by the Company and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

          (2)   the redemption occurs within 90 days of the date of the closing of such sale of Equity Interests.

        On or after April 1, 2007, the Company may redeem all or a part of the notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve month period beginning on April 1 of the years indicated below, subject to the rights of holders of notes on the relevant record date to receive interest on an interest payment date that is immediately prior to the applicable redemption date:

Year	Percentage
2007	105.000%
2008	102.500%
2009 and thereafter	100.000%

        At any time prior to April 1, 2007, the Company may also redeem all, but not part, of the notes upon the occurrence of a Change of Control, upon not less than 30 nor more than 60 days' prior notice (but in no event may any such redemption occur more than 90 days after the occurrence of such Change of Control) mailed by first class mail to each holder's registered address, at a redemption price equal to 110% of the principal amount of notes redeemed plus accrued and unpaid interest and Liquidated Damages, if any, to the date of redemption, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date.

        Except pursuant to the preceding paragraphs, the notes will not be redeemable at the Company's option prior to April 1, 2007.

        Unless the Company defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

Mandatory Redemption

        The Company is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

  Change of Control

        If a Change of Control occurs, each holder of notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder's notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, the Company will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Liquidated Damages, if any, on the notes repurchased, to the date of purchase, subject to the rights of holders of notes on the relevant record date to receive interest due on an interest payment date that is prior to the purchase date. Within 30 days following any Change of Control, the Company will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

        On the Change of Control Payment Date, the Company will, to the extent lawful:

          (1)   accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

          (2)   deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

          (3)   deliver or cause to be delivered to the trustee the notes properly accepted together with an officers' certificate stating the aggregate principal amount of notes or portions of notes being purchased by the Company.

        The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the notes surrendered, if any. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

        The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that the Company repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

        The Credit Agreement may prohibit the Company from purchasing any notes, and also provides that certain change of control events with respect to the Company would constitute a default under the Credit Agreement. Any future agreements relating to Indebtedness to which the Company becomes a party, including any Credit Facility, may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing notes, the Company has undertaken to seek the consent to the purchase of notes or to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing notes. In such case, the Company's failure to purchase tendered notes would constitute an Event of Default under the indenture which would, in turn, constitute a default under the Credit Agreement.

        The Company will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Company and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the indenture as described above under the caption "—Optional Redemption," unless and until there is a default in payment of the applicable redemption price.

        The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the properties or assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Company to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

  Asset Sales

        The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

          (1)   the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

          (2)   at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this clause (2), each of the following will be deemed to be cash:

            (a)   any liabilities, as shown on the Company's most recent consolidated balance sheet, of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability;

            (b)   any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days after such Asset Sale, to the extent of the cash received in that conversion; and

            (c)   any stock or assets of the kind referred to in clauses (2) or (4) of the next paragraph of this covenant.

        Any Asset Sale pursuant to a condemnation, appropriation or other similar taking, including by deed in lieu of condemnation, or pursuant to the foreclosure or other enforcement of a Permitted Lien or exercise by the related lienholder of rights with respect to any of the foregoing, including by deed or assignment in lieu of foreclosure, will not be required to satisfy the conditions set forth in the preceding paragraph. Within 365 days after the receipt of any Net Proceeds from an Asset Sale, other than a Sale of Collateral, the Company (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds at its option:

          (1)   to repay Priority Lien Debt and, if such Priority Lien Debt is revolving credit Indebtedness, to correspondingly reduce permanently the commitments with respect thereto;

          (2)   to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of the Company;

          (3)   to make a capital expenditure;

          (4)   to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business; or

          (5)   any combination of the foregoing clauses (1) through (4).

        Within 365 days after the receipt of any Net Proceeds from an Asset Sale that constitutes a Sale of Collateral, the Company (or the Restricted Subsidiary that owned those assets, as the case may be) may apply those Net Proceeds to purchase other assets that would constitute Collateral or to repay Priority Lien Debt and, if such Priority Lien Debt is revolving credit Indebtedness, to correspondingly reduce permanently the commitments with respect thereto.

        In the case of clause (2) or (4) above or a Sale of Collateral, the Company will be deemed to have complied with its obligations in the preceding paragraphs if it enters into a binding commitment to acquire such assets or Capital Stock prior to 360 days after the receipt of the applicable Net Proceeds; provided that such binding commitment will be subject only to customary conditions and such acquisition is completed within 180 days following the expiration of the aforementioned 360 day period. If the acquisition contemplated by such binding commitment is not consummated on or before such 180th day, and the Company has not applied the applicable Net Proceeds for another purpose permitted by the applicable preceding paragraph on or before such 180th day, such commitment shall be deemed not have been a permitted application of Net Proceeds. Pending the final application of any Net Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

        Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute "Excess Proceeds." The Company will make an Asset Sale Offer to all holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes (including additional notes) and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

        The Company will be required to make the Asset Sale Offer contemplated by this covenant within 30 days after the aggregate amount of Excess Proceeds exceeds $5.0 million.

        The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

        The agreements governing the Company's other Indebtedness, including the Credit Agreement contain, and future agreements, including any Credit Facility, may contain, prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale and including repurchases of or other prepayments in respect of the notes. The exercise by the holders of notes of their right to require the Company to repurchase the notes upon a Change of Control or an Asset Sale could cause a default under the Credit Agreement or these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on the Company. In the event a Change of Control or Asset Sale occurs at a time when the Company is prohibited from purchasing notes, the Company could seek the consent of its senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain a consent or repay those borrowings, the Company will remain prohibited from purchasing notes. In that case, the Company's failure to purchase tendered notes would constitute an Event of Default under the indenture which could, in turn, constitute a default under the Credit Agreement or the other indebtedness. Finally, the Company's ability to pay cash to the holders of notes upon a repurchase may be limited by the Company's then existing financial resources. See "Risk Factors—We may not be able to satisfy our obligations to holders of the notes upon a Change of Control."

Selection and Notice

        If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

          (1)   if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

          (2)   if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

        No notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

        If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of that Note that is to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the holder of notes upon cancellation of the original Note. notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption.

Certain Covenants

  Restricted Payments

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

          (1)   declare or pay any dividend or make any other payment or distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company's or any of its Restricted Subsidiaries' Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company and other than dividends or distributions payable to the Company or a Restricted Subsidiary of the Company);

          (2)   purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company;

          (3)   make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee (excluding any intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries), except (x) a payment of interest or principal at the Stated Maturity thereof; or (y) a payment, purchase, redemption, defeasance or other acquisition or retirement for value of any such Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of payment, purchase, redemption, defeasance, acquisition or retirement; or

          (4)   make any Restricted Investment,

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

          (1)   no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

          (2)   the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock"; and

          (3)   such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries since the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (6), (8), (9) and (10) of the next succeeding paragraph), is less than the sum, without duplication, of:

            (a)   50% of (i) the Consolidated Net Income of the Company for the period (taken as one accounting period) from the date of the indenture to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit) and (ii) any dividends received by the Company or a Wholly Owned Restricted Subsidiary of the Company that is a Guarantor after the date of the indenture from an Unrestricted Subsidiary of the Company, to the extent that such dividends were not otherwise included in Consolidated Net Income of the Company for such period; plus

            (b)   100% of the aggregate net cash proceeds received by the Company since the date of the indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of the Company), plus

            (c)   to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated, repaid, repurchased or redeemed for cash or any Unrestricted Subsidiary of the Company designated as such after the date of the indenture is redesignated as a Restricted Subsidiary after the date of the indenture, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) or the Fair Market Value of the Company's Investment in such Subsidiary as of the date of such redesignation, as the case may be, and (ii) the initial amount of such Restricted Investment or the Fair Market Value of the Company's Investment in such Subsidiary as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary, as the case may be; plus

            (d)   100% of the Fair Market Value as of the date of issuance of any Equity Interests (other than Disqualified Stock) issued by the Company as consideration for the purchase by the Company or any of its Restricted Subsidiaries of all or substantially all of the assets of, or a majority of the Voting Stock of, another Permitted Business (including by means of a merger, consolidation or other business combination permitted under the indenture).

        So long as no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

           (1)  the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the indenture;

           (2)  the making of any Restricted Payment in exchange for Equity Interests of the Company (other than Disqualified Stock) or out of the net cash proceeds received by the Company within ten business days of the sale (other than to a Subsidiary of the Company) of Equity Interests of the Company (other than Disqualified Stock) or within ten business days of the contribution of common equity capital to the Company; providedthat the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph;

           (3)  the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of the Company or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness within 60 days of such repurchase, redemption, defeasance or other acquisition or retirement for value;

           (4)  the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of the Company to the holders of its Equity Interests on a pro rata basis;

           (5)  the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any current or former officer, director or employee of the Company or any of its Restricted Subsidiaries pursuant to any equity subscription agreement, stock option plan or any other management or employee benefit plan or agreement, shareholders' agreement or similar agreement:

            (a)   upon the death or disability of such officer, director or employee; or

            (b)   upon the resignation or other termination of employment of such officer, director or employee; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests pursuant to this clause (b) may not exceed $1.0 million in any twelve month period (with unused amounts in any immediately preceding twelve month period being carried over to the next succeeding twelve month period subject to a maximum carry-over amount of $1.0 million in any twelve month period) plus the aggregate net cash proceeds received by the Company after the date of the indenture from the issuance of such Equity Interests to, or the exercise of options to purchase such Equity Interests by, any current or former director, officer or employee of the Company or any Restricted Subsidiary (provided that the amount of such net cash proceeds received by the Company and utilized pursuant to this clause (b) for any such repurchase, redemption, acquisition or retirement will be excluded from clause (3)(b) of the preceding paragraph);

           (6)  the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options;

           (7)  the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of the Company or any Restricted Subsidiary of the Company issued on or after the date of the indenture in accordance with the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock";

           (8)  payments pursuant to the Management Agreement;

           (9)  any repricing or issuance of employee stock options or the adoption of bonus arrangements, in each case in connection with the issuance of the notes, and payments pursuant to such arrangements;

         (10)  the acquisition of any shares of Disqualified Stock of the Company in exchange for other shares of Disqualified Stock of the Company or with the net cash proceeds from an issuance of Disqualified Stock by the Company within 45 days of such issuance, in each case that is permitted to be issued under the covenant described below under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock"; or

         (11)  other Restricted Payments in an aggregate amount not to exceed $5.0 million since the date of the indenture.

        The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of the Company whose resolution with respect thereto will be delivered to the trustee. The Board of Directors' determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the Fair Market Value exceeds $3.0 million.

        For purposes of determining compliance with this covenant, if a Restricted Payment meets the criteria of more than one of the exceptions described in clauses (1) through (11) above or is entitled to be made according to the first paragraph of this covenant, the Company may, in its sole discretion, classify the Restricted Payment in any manner that complies with this covenant.

  Incurrence of Indebtedness and Issuance of Preferred Stock

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt) other than Permitted Debt, and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Guarantors may incur Indebtedness (including Acquired Debt) or issue preferred stock, if the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, would have been at least (a) 2.25 to 1 in the case of any incurrence or issuance on or before April 1, 2006 and (b) 2.50 to 1 in the case of any incurrence or issuance after April 1, 2006, in each case determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

        The Company will not incur, and will not permit any of its Restricted Subsidiaries to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of the Company or such Restricted Subsidiary unless such Indebtedness is also contractually subordinated in right of payment to the notes and the Note Guarantee of such Restricted Subsidiary on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Company solely by virtue of being (i) unsecured, (ii) secured on a first or junior Lien basis or (iii) junior in right of distribution of collateral proceeds.

        For purposes of determining compliance with this "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (14) of the definition of Permitted Debt, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted, in its sole discretion, to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under the Credit Agreement relating to revolving credit borrowings outstanding on the date on which notes are first issued and authenticated under the indenture will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt. The accrual of interest, accrual of dividends on Disqualified Stock, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case (other than any reclassification of preferred stock as indebtedness due to a change in accounting principles), that the amount of any such accrual, accretion or payment is included in Fixed Charges of the Company as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

        The amount of any Indebtedness outstanding as of any date will be:

          (1)   the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

          (2)   the principal amount of the Indebtedness, in the case of any other Indebtedness; and

          (3)   in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

            (a)   the Fair Market Value of such assets at the date of determination; and

            (b)   the amount of the Indebtedness of the other Person.

  Liens

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind on any asset now owned or hereafter acquired by the Company or any of its Restricted Subsidiaries or any proceeds, income or profits therefrom, or assign or convey any right to receive income therefrom, except Permitted Liens.

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist a Lien upon any asset or property, or any proceeds, income or profits therefrom (whether then held by it or to be acquired by it at a future time) as security for any Priority Lien Obligations, if:

          (1)   the Lien is junior or subordinated in any respect to any other Lien securing any Priority Lien Obligations, other than solely as a result of the priority afforded by operation of law to "purchase money security interests" under, and as such term is defined in, Article 9 of the Uniform Commercial Code; or

          (2)   any Priority Lien Obligations are contractually subordinated in any respect to any other Priority Lien Obligations.

  Dividend and Other Payment Restrictions Affecting Subsidiaries

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

          (1)   pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to the Company or any of its Restricted Subsidiaries;

          (2)   make loans or advances to the Company or any of its Restricted Subsidiaries; or

          (3)   sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

        However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

           (1)  agreements governing Existing Indebtedness and the Credit Agreement as in effect on the date of the indenture and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture;

           (2)  the indenture, the notes, the Note Guarantees, the security documents and the Intercreditor Agreement;

           (3)  applicable law, rule, regulation or order;

           (4)  any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

           (5)  customary non-assignment provisions in contracts, leases and licenses entered into in the ordinary course of business;

           (6)  purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

           (7)  any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

           (8)  Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

           (9)  Permitted Liens that limit the right of the debtor to dispose of the assets subject to such Liens;

         (10)  provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into with the approval of the Company's Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements; and

         (11)  restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

  Merger, Consolidation or Sale of Assets

        The Company will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Company is the surviving corporation); or (2) sell, assign, transfer, convey, lease or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person; unless:

          (1)   either: (a) the Company is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance, lease or other disposition has been made is either (i) a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia or (ii) a partnership or limited liability company organized or existing under the laws of the United States, any state of the United States or the District of Columbia that has at least one Restricted Subsidiary that is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia, which corporation becomes the co-issuer of the notes pursuant to a supplemental indenture reasonably satisfactory to the trustee;

          (2)   the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance, lease or other disposition has been made assumes all the obligations of the Company under the notes, the indenture, the registration rights agreement, the Intercreditor Agreement and the security documents pursuant to agreements reasonably satisfactory to the trustee;

          (3)   immediately after such transaction, no Default or Event of Default exists; and

          (4)   the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance, lease or other disposition has been made, would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, either:

            (a)   be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock"; or

            (b)   have a Fixed Charge Coverage Ratio that is equal to or greater than the Fixed Charge Coverage Ratio of the Company immediately prior to such consolidation, merger, sale, assignment, transfer, conveyance or other disposition.

        This "Merger, Consolidation or Sale of Assets" covenant will not apply to:

          (1)   a merger of the Company with an Affiliate solely for the purpose of reincorporating the Company in another jurisdiction; or

          (2)   any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among the Company and its Wholly Owned Restricted Subsidiaries that are Guarantors.

  Transactions with Affiliates

        The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each, an "Affiliate Transaction"), unless:

          (1)   the Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

          (2)   the Company delivers to the trustee:

            (a)   with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $2.5 million, a resolution of the Board of Directors of the Company set forth in an officers' certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of the Company; and

            (b)   with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, an opinion as to the fairness to the Company or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

        The following items, or any amendment thereto or replacement thereof, so long as any such amendment or replacement is not more disadvantageous to the Company in any material respect than the original agreement or plan as in effect on the date of the indenture, as reasonably determined by the Board of Directors or senior management of the Company, and payments pursuant thereto, will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

           (1)  any employment or consulting agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto and the issuance of Equity Interests of the Company (other than Disqualified Stock) to directors and employees pursuant to stock option or stock ownership plans, in each case, approved in good faith by the Board of Directors of the Company;

           (2)  transactions between or among the Company and/or its Restricted Subsidiaries;

           (3)  transactions with a Person (other than an Unrestricted Subsidiary of the Company) that is an Affiliate of the Company solely because the Company owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

           (4)  payment of reasonable directors' fees, compensation benefits to Persons who are not otherwise Affiliates of the Company and indemnification of officers and directors in their capacity as such;

           (5)  any issuance of Equity Interests (other than Disqualified Stock) of the Company to Affiliates of the Company;

           (6)  Restricted Payments that do not violate the provisions of the indenture described above under the caption "—Restricted Payments" and Permitted Liens;

           (7)  payments pursuant to the Management Agreement;

           (8)  transactions pursuant to the Shareholders Agreement;

           (9)  loans or advances to employees made in the ordinary course of business; and

         (10)  any transaction with suppliers in the ordinary course of business that are on substantially similar terms to those contained in similar transactions by the Company or any of its Restricted Subsidiaries with unaffiliated suppliers consistent with past practice.

  Business Activities

        The Company will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

        The Company will not (1) hold any material assets, other than the Capital Stock of its Subsidiaries, cash, any Investments permitted under the indenture and the Net Proceeds of any Asset Sale pending application of such Net Proceeds in accordance with the "Asset Sale" covenant, (2) engage in any businesses other than incidental to its ownership of the Capital Stock of its Subsidiaries and any Investments permitted under the indenture or (3) create, incur, assume, or guarantee any material obligations or liabilities owed to trade creditors of any Person except in connection with its operation as a holding company. The Company will maintain El Torito Restaurants, Inc. and Acapulco Restaurants, Inc. as direct wholly owned Subsidiaries of the Company, subject to the Company's right to sell, transfer or otherwise dispose of any or all of the Capital Stock, or all or substantially all of the assets and properties, of El Torito Restaurants, Inc. or Acapulco Restaurants, Inc., as the case may be, to any Person (other than any of the Company's Subsidiaries) in accordance with the indenture and the security documents; provided, however, that the Company may sell or otherwise transfer such Subsidiaries to any Restricted Subsidiary that complies with the requirements of this covenant; provided, further that El Torito Restaurants, Inc. and Acapulco Restaurants, Inc. may be merged with and into any other direct wholly owned Subsidiary of the Company (or Subsidiary of any such Restricted Subsidiary described in the immediately preceding proviso).

  Additional Note Guarantees

        If the Company or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary after the date of the indenture, then that newly acquired or created Domestic Subsidiary will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel within 10 business days of the date on which it was acquired or created.

  Further Assurances; Insurance

        The Company will, and will cause each Guarantor to, do or cause to be done all acts and things which may be required, or which the Collateral Agent from time to time may reasonably request, to assure and confirm that the Collateral Agent holds, for the benefit of the holders of Note Obligations, duly created, enforceable and perfected security interests upon all Collateral, including any property or assets that are acquired or otherwise become Collateral after the notes are issued, subject only to Priority Liens and other Permitted Prior Liens, in each case, as contemplated by the Note Documents.

        Upon the reasonable request of the Collateral Agent, at any time or from time to time, the Company will, and will cause each Guarantor to, will promptly execute, acknowledge and deliver such security documents, instruments, certificates, notices and other documents, and take such other actions, as may reasonably be required, or which the Collateral Agent may reasonably request, to create, perfect, ensure the priority of, protect, assure or enforce the security interests and benefits intended to be conferred upon the Collateral Agent and the holders of the Note Obligations as contemplated by the Note Documents.

        If the Company or any of the Guarantors at any time acquires any real property or leasehold or other interest in real property (other than any Excluded Asset) that is not covered by the mortgages in favor of the Collateral Agent that are executed in connection with the issuance of the notes, then within 45 days (or 60 days, with respect to leasehold interests in real property) following such acquisition the Company or such Guarantor will execute, deliver and record an additional mortgage or a supplement to such mortgages, reasonably satisfactory in form and substance to the Collateral Agent, subjecting such real property or leasehold or other interest in real property to the Lien created by such mortgages or, if an additional mortgage, creating a Lien in favor of the Collateral Agent to secure the Note Obligations. The Company will, or will cause such Guarantor to, obtain an appropriate title policy or endorsement or supplement to the title policy insuring the Collateral Agent's Liens in such additional interests in real property, subject only to Permitted Liens and other exceptions to title approved by the Collateral Agent; provided, that no such additional title policy or endorsement or supplement to the title policy will be required in respect of any additional real property having an aggregate Fair Market Value of less than $1.0 million.

        The Company will, and will cause the Guarantors to:

          (1)   keep their properties adequately insured at all times by financially sound and reputable insurers;

          (2)   maintain such other insurance, to such extent and against such risks (and with such deductibles, retentions and exclusions), including fire and other risks insured against by extended coverage and coverage for acts of terrorism, as is customary with companies in the same or similar businesses operating in the same or similar locations, including public liability insurance against claims for personal injury or death or property damage occurring upon, in, about or in connection with the use of any properties owned, occupied or controlled by them;

          (3)   maintain such other insurance as may be required by law; and

          (4)   maintain such other insurance as is otherwise required by the security documents.

        Upon the request of the Collateral Agent, the Company will, and will cause the Guarantors to, furnish to the Collateral Agent full information as to their property and liability insurers. Holders of Note Obligations, as a class, will be named as additional insureds on all liability insurance policies of the Company and the Guarantors and the Collateral Agent will be named as loss payee (as a second priority lienholder) on all property and casualty insurance policies of the Company and the Guarantors.

        Upon the request of the Collateral Agent, the Company and the Guarantors will permit the Collateral Agent to visit and inspect any of the Collateral and examine and, at the Company's expense, make abstracts from any of its books and records relating to any of the Collateral at any reasonable time and as often as may reasonably be requested.

  Designation of Restricted and Unrestricted Subsidiaries

        The Board of Directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default or Event of Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption "—Restricted Payments" or under one or more clauses of the definition of Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

        Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors giving effect to such designation and an officers' certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption "—Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock," the Company will be in default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

  Limitation on Issuances and Sales of Equity Interests in Wholly Owned Subsidiaries

        The Company will not, and will not permit any of its Restricted Subsidiaries to, transfer, convey, sell, lease or otherwise dispose of any Equity Interests in any Wholly Owned Restricted Subsidiary of

the Company to any Person (other than the Company or a Wholly Owned Subsidiary of the Company), unless:

          (1)   such transfer, conveyance, sale, lease or other disposition is of all the Equity Interests in such Wholly Owned Restricted Subsidiary; and

          (2)   the Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described above under the caption "—Repurchase at the Option of Holders—Asset Sales."

        In addition, the Company will not permit any Wholly Owned Restricted Subsidiary of the Company to issue any of its Equity Interests (other than, if necessary, shares of its Capital Stock constituting directors' qualifying shares) to any Person other than to the Company or a Wholly Owned Restricted Subsidiary of the Company.

  Payments for Consent

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

  Limitation on Capital Expenditures

        The Company will not, and will cause its Restricted Subsidiaries not to, incur Capital Expenditures in 2004 in excess of $15.1 million, or Capital Expenditures in any subsequent fiscal year period that are in excess of (i) 55% of the Company's Consolidated Cash Flow for the immediately preceding fiscal year (which shall not be less than zero for purposes of this calculation), plus (ii) the Carryover Amount applicable to such fiscal year (the "Allowable Capital Expenditures"), provided that this paragraph shall no longer apply after an initial public offering of the common stock of the Company or any of its direct or indirect subsidiaries with gross proceeds of at least $50.0 million. The "Carryover Amount" in respect of any fiscal year shall be the Allowable Capital Expenditures of the immediately preceding fiscal year minus all Capital Expenditures for such fiscal year, provided that in no event shall the Carryover Amount exceed $3.0 million. For the avoidance of doubt, incurrence by the Company or any of its Restricted Subsidiaries of Capital Expenditures in excess of the Allowable Capital Expenditures shall not constitute a default or breach of any provision of the indenture.

        The Company's annual compliance certificate delivered to the trustee under the indenture shall specify (i) the Carryover Amount applicable to the then current fiscal year, (ii) the Allowable Capital Expenditures applicable to the then current fiscal year, (iii) the amount of Capital Expenditures for the fiscal year addressed by such certificate and (iv) whether the additional interest on the notes provided for in the following sentence will be applicable for the upcoming twelve month period. In the event that the Carryover Amount applicable to the then current fiscal year is less than zero, the interest on the notes will accrue at a rate that is 0.25% higher than the then applicable interest rate on the notes from April 1 of such fiscal year through but including March 31 of the following fiscal year. Such interest will cease to accrue upon an initial public offering of the common stock of the Company or any of its direct or indirect subsidiaries with gross proceeds of at least $50.0 million.

Reports

        Whether or not required by the SEC's rules and regulations, so long as any notes are outstanding, the Company will furnish to the holders of notes or cause the trustee to furnish to the holders of notes, within the time periods specified in the SEC's rules and regulations:

          (1)   all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if the Company were required to file such reports; and

          (2)   all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports.

        The availability of the foregoing materials on the SEC's EDGAR service shall be deemed to satisfy the Company's delivery obligation.

        All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on the Company's consolidated financial statements by the Company's certified independent accountants. In addition, following the consummation of the exchange offer contemplated by the registration rights agreement, the Company will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing).

        If, at any time after consummation of the exchange offer, the Company is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, the Company will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. The Company agrees that it will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept the Company's filings for any reason, the Company will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if the Company were required to file those reports with the SEC.

        If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation, either on the face of the consolidated financial statements or in the footnotes thereto, and in Management's Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

        In addition, the Company agrees that, for so long as any notes remain outstanding, if at any time it is not required to file with the SEC the reports required by the preceding paragraphs, it will furnish to the holders of notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

        Each of the following is an "Event of Default":

           (1)  default for 30 days in the payment when due of interest on, or Liquidated Damages, if any, with respect to, the notes;

           (2)  default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on the notes;

           (3)  failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under the captions "—Repurchase at the Option of Holders—Change of Control,"

  "—Repurchase at the Option of Holders—Asset Sales" or "—Certain Covenants—Merger, Consolidation or Sale";

           (4)  failure by the Company or any of its Restricted Subsidiaries for 45 days after notice to the Company by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding voting as a single class to comply with the provisions described under the captions "—Certain Covenants—Restricted Payments" or "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock";

           (5)  failure by the Company or any of its Restricted Subsidiaries for 60 days after notice to the Company by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding voting as a single class to comply with any of the other agreements in the indenture (except for the provisions described under the caption "—Certain Covenants—Limitation on Capital Expenditures") or the security documents;

           (6)  default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

            (a)   is caused by the failure to pay principal of such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default"); or

            (b)   results in the acceleration of such Indebtedness prior to its express maturity,

  and, in each case, the principal amount of any such Indebtedness together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more;

           (7)  failure by the Company or any of its Restricted Subsidiaries to pay final and non-appealable judgments entered by a court or courts of competent jurisdiction aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

           (8)  the occurrence of any of the following:

            (a)   except as permitted by the indenture, any security document ceases for any reason to be fully enforceable; provided, that it shall not be an Event of Default under this clause (8)(a) if the sole result of the failure of one or more security documents to be fully enforceable is that any Note Lien purported to be granted under such security documents on Collateral, individually or in the aggregate, having a Fair Market Value of not more than $5.0 million ceases to be an enforceable and perfected second priority security interest, subject to no Liens prior to the Note Liens other than Permitted Prior Liens;

            (b)   any Note Lien purported to be granted under any security document on Collateral, individually or in the aggregate, having a Fair Market Value in excess of $5.0 million ceases to be an enforceable and perfected second priority security interest, subject to no Liens prior to the Note Liens other than Permitted Prior Liens; or

            (c)   the Company or any other Obligor, or any Person acting on behalf of any of them, denies or disaffirms, in writing, any obligation of the Company or any other Obligor set forth in or arising under any security document.

           (9)  except as permitted by the indenture, any Note Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee; and

         (10)  certain events of bankruptcy or insolvency described in the indenture with respect to the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

        In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Restricted Subsidiary of the Company that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

        In the event of a declaration of acceleration of the notes because an Event of Default has occurred and is continuing as a result of the acceleration of any Indebtedness described in clause (6) of the preceding paragraph, the declaration of acceleration of the notes shall be automatically annulled if the holders of any Indebtedness described in clause (6) have rescinded the declaration of acceleration in respect of such Indebtedness within 30 days of the date of such declaration and if (a) the annulment of the acceleration of the notes would not conflict with any judgment or decree of a court of competent jurisdiction and (b) all existing Events of Default, except nonpayment of principal or interest on the notes that became due solely because of the acceleration of the notes, have been cured or waived.

        Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium or Liquidated Damages, if any.

        Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest or Liquidated Damages, if any, when due, no holder of a Note may pursue any remedy with respect to the indenture or the notes unless:

          (1)   such holder has previously given the trustee notice that an Event of Default is continuing;

          (2)   holders of at least 25% in aggregate principal amount of the then outstanding notes have requested the trustee to pursue the remedy;

          (3)   such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

          (4)   the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

          (5)   holders of a majority in aggregate principal amount of the then outstanding notes have not given the trustee a direction inconsistent with such request within such 60-day period.

        The holders of a majority in aggregate principal amount of the then outstanding notes by notice to the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing

Default or Event of Default in the payment of interest or premium or Liquidated Damages, if any, on, or the principal of, the notes.

        The Company is required to deliver to the trustee annually a statement regarding compliance with the indenture and the security documents. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or the Guarantors under the notes, the indenture, the Note Guarantees, the security documents or the Intercreditor Agreement or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

        The Company may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an officers' certificate, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Note Guarantees ("Legal Defeasance") except for:

          (1)   the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on such notes when such payments are due from the trust referred to below;

          (2)   the Company's obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

          (3)   the rights, powers, trusts, duties and immunities of the trustee and the Collateral Agent, and the Company's and the Guarantors' obligations in connection therewith; and

          (4)   the Legal Defeasance and Covenant Defeasance provisions of the indenture.

        In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "—Events of Default and Remedies" will no longer constitute an Event of Default with respect to the notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance:

          (1)   the Company must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants to pay the principal of, or interest and premium and Liquidated Damages, if any, on the outstanding notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Company must specify whether the notes are being defeased to such stated date for payment or to a particular redemption date;

          (2)   in the case of Legal Defeasance, the Company must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

          (3)   in the case of Covenant Defeasance, the Company must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

          (4)   no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

          (5)   such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

          (6)   the Company must deliver to the trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the holders of notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding any creditors of the Company or others; and

          (7)   the Company must deliver to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

        The Collateral will be released in whole from the Note Liens, as provided above under the caption "—Security—Release of Note Liens," upon a Legal Defeasance or Covenant Defeasance in accordance with the provisions described in this section.

Amendment, Supplement and Waiver

        Except as provided in (i) the provisions described above under the caption "—Ranking of Note Liens—Amendment of Security Documents" and (ii) the next three succeeding paragraphs, the indenture, the notes, the Note Guarantees or the security documents may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the indenture, the notes, the Note Guarantees or the security documents may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

        Without the consent of each holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

          (1)   reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

          (2)   reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption "—Repurchase at the Option of Holders");

          (3)   reduce the rate of or change the time for payment of interest, including default interest, on any Note;

          (4)   waive a Default or Event of Default in the payment of principal of, or interest or premium, or Liquidated Damages, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

          (5)   make any Note payable in money other than that stated in the notes;

          (6)   make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or Liquidated Damages, if any, on the notes;

          (7)   waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption "—Repurchase at the Option of Holders");

          (8)   release any Guarantor from any of its obligations under its Note Guarantee or the indenture, except in accordance with the terms of the indenture; or

          (9)   make any change in the preceding amendment and waiver provisions.

        Without the consent of the holders of at least 66 2/3% in aggregate outstanding principal amount of the notes then outstanding, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder) release all or substantially all of the Collateral from the Liens created by the security documents, except as specifically provided for in the Note Documents.

        Notwithstanding the preceding, without the consent of any holder of notes, the Company, the Guarantors and the trustee may amend or supplement the indenture, the notes, the Note Guarantees or the security documents:

          (1)   to cure any ambiguity, defect or inconsistency;

          (2)   to provide for uncertificated notes in addition to or in place of certificated notes;

          (3)   to provide for the assumption of the Company's or a Guarantor's obligations to holders of notes and Note Guarantees in the case of a merger or consolidation or sale of all or substantially all of the Company's or such Guarantor's assets, as applicable;

          (4)   to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the rights under the indenture of any such holder;

          (5)   to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

          (6)   to conform the text of the indenture, the notes, the Note Guarantees or the security documents to any provision of this Description of the New Notes to the extent that such provision in this Description of the New Notes was intended to be a verbatim recitation of a provision of the indenture, the notes, the Note Guarantees or the security documents;

          (7)   to provide for the issuance of additional notes, in accordance with the limitations set forth in the indenture as of the date of the indenture;

          (8)   to allow any Guarantor to execute a supplemental indenture and/or a Note Guarantee with respect to the notes; or

          (9)   to make, complete or confirm any grant of Collateral permitted or required by the indenture or any of the security documents or any release of Collateral that becomes effective as set forth in the indenture or any of the security documents.

        The provisions of the Intercreditor Agreement may be amended or supplemented in accordance with the provisions described above under the caption "—Ranking of Note Liens—Amendment of Ranking Provisions."

        The consent of the holders of the notes will not be necessary under the indenture to approve the particular form of any proposed amendment. It will be sufficient if such consent approves the substance of the proposed amendment.

Satisfaction and Discharge

        The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

          (1)   either:

            (a)   all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the trustee for cancellation; or

            (b)   all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

          (2)   no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

          (3)   the Company or any Guarantor has paid or caused to be paid all sums payable by it under the indenture and the other Note Documents; and

          (4)   the Company has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

        In addition, the Company must deliver an officers' certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

        The Collateral will be released as provided under the caption "—Release of Note Liens," upon a satisfaction and discharge in accordance with the provisions described above.

Concerning the Trustee

        If the trustee becomes a creditor of the Company or any Guarantor, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

        The holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

        Anyone who receives this prospectus may obtain a copy of the indenture, registration rights agreement, security documents and Intercreditor Agreement without charge by writing to Real Mex Restaurants, Inc., 4001 Via Oro Avenue, Suite 200, Long Beach, California 90810, Attention: General Counsel.

Book-Entry, Delivery and Form

        The new notes issued in exchange for the old notes initially will be in the form of one or more registered global notes (the "Global Notes") and will be deposited with the Trustee, as custodian for The Depository Trust Company ("DTC"), in New York, New York, and registered in the name of DTC or its nominee for credit to the accounts of DTC's Participants (as defined below).

        Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for definitive notes in registered certificated form ("Certificated Notes") except in the limited circumstances described below. See "—Exchange of Global Notes for Certificated Notes." Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form.

Depository Procedures

        The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Company takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

        DTC has advised the Company that DTC is a limited purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

        DTC has also advised the Company that, pursuant to procedures established by it:

          (1)   upon deposit of the Global Notes, DTC will credit the accounts of the Participants with portions of the principal amount of the Global Notes; and

          (2)   ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

        Investors in the Rule 144A Global Notes and the IAI Global Notes who are Participants may hold their interests therein directly through DTC. Investors in the Rule 144A Global Notes and the IAI Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants. Upon issuance we intend to deliver beneficial interests in the Regulation S Global Notes solely through Euroclear or Clearstream. Euroclear and Clearstream will hold interests in the Regulation S Global Notes on behalf of their participants through customers' securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

        Except as described below, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or "holders" thereof under the indenture for any purpose.

        Payments in respect of the principal of, and interest and premium, if any, and Liquidated Damages, if any, on, a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, the Company and the trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the Notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the trustee nor any agent of the Company or the trustee has or will have any responsibility or liability for:

          (1)   any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Notes; or

          (2)   any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

        DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or the Company. Neither the Company nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the notes, and the Company and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

        Subject to transfer restrictions, transfers between the Participants will be effected in accordance with DTC's procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

        Subject to compliance with the transfer restrictions applicable to the notes described herein, cross market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries; however, such cross market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

        DTC has advised the Company that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.

        Although DTC, Euroclear and Clearstream have established procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of the Company, the trustee and any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

        A Global Note is exchangeable for Certificated Notes if:

          (1)   DTC (a) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, the Company fails to appoint a successor depositary;

          (2)   the Company, at its option, notifies the trustee in writing that it elects to cause the issuance of the Certificated Notes; provided that in no event shall the Regulation S Temporary Global Note be exchanged for Certificated Notes prior to (a) the expiration of the Restricted Period and (b) the receipt of any certificates required under the provisions of Regulation S; or

          (3)   there has occurred and is continuing a Default or Event of Default with respect to the notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend, unless that legend is not required by applicable law.

Exchange of Certificated Notes for Global Notes

        Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes.

Same Day Settlement and Payment

        The Company will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest and Liquidated Damages, if any) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. The Company will make all payments of principal, interest and premium, if any, and Liquidated Damages, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder's registered address. The notes represented by the Global Notes are expected to be eligible to trade in The PORTAL Market and to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

        Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised the Company that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

Certain Definitions

        Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

        "Acquired Debt" means, with respect to any specified Person:

          (1)   Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; provided, however, that Indebtedness of such acquired Person which is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Person merges with or into or becomes a Subsidiary of such Person shall not be Acquired Debt; and

          (2)   Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

        "Act of Required Noteholders" means, as to any matter at any time, a direction in writing delivered to the Collateral Agent by or with the written consent of the holders of a majority in aggregate outstanding principal amount of notes (including additional notes) then outstanding, voting together as a single class. For this purpose, Note Debt registered in the name of, or beneficially owned by, the Company or any of its Affiliates will be deemed not to be outstanding.

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" have correlative meanings.

        "Asset Sale" means:

          (1)   the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption "—Repurchase at the Option of Holders—Change of Control" and/or the provisions described above under the caption "—Certain Covenants—Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant; and

          (2)   the issuance or sale of Equity Interests in any of the Company's Restricted Subsidiaries (other than directors' qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary).

        Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

           (1)  any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $1.0 million;

           (2)  a transfer of assets between or among the Company and its Restricted Subsidiaries;

           (3)  an issuance of Equity Interests by a Restricted Subsidiary of the Company to the Company or to a Wholly Owned Restricted Subsidiary of the Company;

           (4)  the sale or lease of products, services or accounts receivable in the ordinary course of business and any sale or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business;

           (5)  the sale or other disposition of cash or Cash Equivalents;

           (6)  a Restricted Payment that does not violate the covenant described above under the caption "—Certain Covenants—Restricted Payments" or a Permitted Investment;

           (7)  dispositions of Investments or receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceeds and exclusive of factoring or similar arrangements;

           (8)  the licensing or sublicensing of intellectual property or other general intangibles and licenses, leases or subleases of other property in the ordinary course of business which do not materially interfere with the business of the Company and its Restricted Subsidiaries;

           (9)  the sale or other disposition of restaurants in the ordinary course of business consistent with past practice; and

         (10)  the sale of an Unrestricted Subsidiary.

        "Asset Sale Offer" has the meaning assigned to that term in the indenture governing the notes.

        "Bankruptcy Law" means Title 11, U.S. Code or any similar federal or state law for the relief of debtors.

        "Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person"(as that term is used in Section 13(d)(3) of the Exchange Act), such "person" will be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms "Beneficially Owns" and "Beneficially Owned" have a corresponding meaning.

        "Board of Directors" means:

          (1)   with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

          (2)   with respect to a partnership, the Board of Directors of the general partner of the partnership;

          (3)   with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

          (4)   with respect to any other Person, the board or committee of such Person serving a similar function.

        "BRS Group" means (1) Bruckmann, Rosser, Sherrill & Co., LLC, Bruckmann, Rosser, Sherrill & Co., L.P., Bruckmann, Rosser, Sherrill & Co., II L.P. and (2) any investment vehicle that is managed (whether through ownership of securities having a majority of the voting power or through management of investments) by any of the Persons listed in clause (1) or an Affiliate of any of the Persons listed in clause (1), but excluding any portfolio companies of any Person listed in clauses (1) or (2).

        "Capital Expenditures" means for any period all direct or indirect (by way of acquisition of Capital Stock of a Person or the expenditure of cash or the transfer of property or the incurrence of Indebtedness) expenditures in respect of the purchase or other acquisition of fixed or capital assets that would be required to be capitalized in conformity with GAAP, excluding (i) normal replacement and maintenance programs properly charged to current operations, (ii) the purchase price of equipment to the extent that the consideration therefor consists of used, worn out, damaged, obsolete or surplus equipment being traded in at such time or the proceeds of a concurrent sale of such used, worn out, damaged, obsolete or surplus equipment, (iii) the acquisition of all or substantially all of the assets of, or any Capital Stock of, another entity or business unit (such as a division) as permitted by the terms of the indenture, (iv) the amount of any expenditures used to replace assets that have suffered a casualty for which insurance proceeds have been received or have been properly recorded as receivable and (v) any item customarily charged directly to expense or depreciated over a useful life of twelve (12) months or less in accordance with GAAP.

        "Capital Lease Obligation" means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

        "Capital Stock" means:

          (1)   in the case of a corporation, corporate stock;

          (2)   in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

          (3)   in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

          (4)   any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock, including, in each case, Preferred Stock.

        "Cash Equivalents" means:

          (1)   United States dollars;

          (2)   securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than six months from the date of acquisition;

          (3)   certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any lender party to a Credit Facility or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of "B" or better;

          (4)   repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

          (5)   commercial paper having one of the two highest ratings obtainable from Moody's Investors Service, Inc. or Standard & Poor's Rating Services and in each case maturing within six months after the date of acquisition; and

          (6)   money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

        "Change of Control" means the occurrence of any of the following:

          (1)   the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries taken as a whole to any "person" (as that term is used in Section 13(d) of the Exchange Act) other than a Principal, a Related Party of a Principal;

          (2)   except for purposes of a Change of Control under the provisions described above under the caption "—Optional Redemption," the adoption of a plan relating to the liquidation or dissolution of the Company;

          (3)   the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any "person"(as defined above), other than the Principal and its Related Parties, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Company, measured by voting power rather than number of shares; or

          (4)   except for purposes of a Change of Control under the provisions described above under the caption "—Optional Redemption," after an initial public offering of the Company or any direct or indirect parent of the Company, the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

        "Change of Control Offer" has the meaning assigned to it in the indenture governing the notes.

        "Change of Control Payment" has the meaning assigned to it in the indenture governing the notes.

        "Change of Control Payment Date" has the meaning assigned to it in the indenture governing the notes.

        "Collateral" means all properties and assets at any time owned or acquired by the Company or any of the Guarantors, other than Excluded Assets.

        "Collateral Agent" means Wells Fargo Bank, National Association, in its capacity as collateral agent under the security documents and the Intercreditor Agreement, together with its successors in such capacity.

        "Consolidated Cash Flow" means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

          (1)   an amount equal to (a) any extraordinary loss plus (b) any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, in each case to the extent such losses were deducted in computing such Consolidated Net Income; plus

          (2)   provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period and state franchise taxes, to the extent that such provision for taxes or state franchise taxes was deducted in computing such Consolidated Net Income; plus

          (3)   the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

          (4)   (a) customary fees and expenses of the Company and its Restricted Subsidiaries payable in connection with (i) the issuance and maintenance of the notes and the related borrowing under the Credit Agreement, (ii) any Equity Offering, (iii) the incurrence, maintenance, termination or repayment of Indebtedness permitted by the covenant described above under "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock" or (iv) any acquisition permitted under the indenture (b) payments made to terminate the Swap Agreement and (c) restructuring charges, in each case to the extent that such items were deducted in computing such Consolidated Net Income; plus

          (5)   depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (including charges related to the writeoff of goodwill or intangibles or assets as a result of impairment, in each case, as required by SFAS No. 142 or SFAS No. 144 but excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

          (6)   non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business;

in each case, on a consolidated basis and determined in accordance with GAAP.

        "Consolidated Net Income" means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

          (1)   the Net Income (if positive) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

          (2)   the Net Income (but not loss) of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

          (3)   the cumulative effect of a change in accounting principles will be excluded; and

          (4)   notwithstanding clause (1) above, the Net Income of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries.

        "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who:

          (1)   was a member of such Board of Directors on the date of the indenture; or

          (2)   was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

        "Credit Agreement" means that certain Amended and Restated Revolving Credit Agreement, dated March , 2004, by and among the Company, Fleet National Bank, as administrative agent and as lender, and the other lenders party thereto from time to time, providing for (1) up to $15.0 million of revolving credit borrowings and (2) a separate facility for up to $15.0 million of letters of credit, in each case, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

        "Credit Agreement Agent" means Fleet National Bank, in its capacity as collateral agent under the Priority Lien Security Documents, and any successor thereto in such capacity.

        "Credit Bid Rights" means, in respect of any order relating to a sale of assets in any Insolvency or Liquidation Proceeding, that:

          (1)   such order grants the holders of notes (individually and in any combination) the right to bid at the sale of such assets and the right to offset such holders' claims secured by Note Liens upon such assets against the purchase price of such assets if the bid of such holders:

            (a)   is the highest bid or otherwise determined by the court to be the best offer at the sale; and

            (b)   includes a cash purchase price component payable at the closing of the sale in an amount that would be sufficient on the date of the closing of the sale, if such amount were applied to such payment on such date, to pay all unpaid Priority Lien Obligations (except Unasserted Contingent Obligations) and to satisfy all Liens entitled to priority over the Priority Liens that attach to the proceeds of the sale, and such order requires or permits such amount to be so applied; and

          (2)   such order allows the claims of the holders of notes in such Insolvency or Liquidation Proceeding to the extent required for the grant of such rights.

        "Credit Facilities" means, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

        "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

        "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if (x) the asset sale or change of control provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the provisions of the indenture described above under the caption "—Repurchase at the Option of Holders" or (y) the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock prior to the Company's purchase of the notes as is required to be purchased pursuant to the provisions of the indenture at a price not greater than 101% of the liquidation value thereof. The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

        "Domestic Subsidiary" means any Restricted Subsidiary of the Company that was formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of the Company or any Guarantor.

        "equally and ratably" means, in reference to any sharing of Liens or proceeds from the enforcement of the Collateral Agent's security interests in the Collateral as among the holders of Note Obligations, that such Liens or proceeds:

          (1)   shall be allocated and distributed first to the trustee, for account of the holders of notes, ratably in proportion to the principal of and interest and premium (if any) outstanding when the allocation or distribution is made, and thereafter; and

          (2)   shall be allocated and distributed (if any such proceeds remain after payment in full of all of the principal of and interest and premium (if any) on all outstanding Note Debt) to the trustee, for account of the holders of any remaining Note Obligations with respect to the notes, ratably in proportion to the aggregate unpaid amount of such remaining Note Obligations due and demanded (with written notice to the trustee and the Collateral Agent) prior to the date such distribution is made.

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

        "Equity Offering" means an offer and sale of common stock of the Company or any direct or indirect parent of the Company pursuant to a registration statement that has been declared effective by the SEC pursuant to the Securities Act (other than a registration statement on Form S-8 or otherwise relating to equity securities issuable under any employee benefit plan of the Company).

        "Excluded Assets" means:

          (1)   any lease, license, contract, property right or agreement to which the Company or any Guarantor is a party or any of its rights or interests thereunder if and only for so long as the grant of a security interest therein under the security documents (i) is prohibited by law or would constitute or result in the abandonment, invalidation or unenforceability of any right, title or interest of the grantor of such security interest therein pursuant to applicable law, or (ii) would require the consent of third parties that are not Affiliates of the Company or any Guarantor and such consent has not been obtained or waived after the Company, or the applicable Guarantor, as the case may be, has used commercially reasonable efforts to try to obtain such consent or a waiver thereof, or (iii) other than as a result of a breach of the provisions thereof, would constitute a default under or result in a termination of such lease, permit, license, contract, property right or agreement, in each case, (other than to the extent that any such provisions thereof would be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the Uniform Commercial Code (or any successor provision or provisions) of any relevant jurisdiction or any other applicable law); provided that, immediately upon (a) the unenforceability, ineffectiveness, lapse or termination of (i) such prohibition, (ii) the provisions that would be so breached or (iii) such breach, default or termination or (b) the obtaining of any such consent or waiver, the Excluded Assets shall not include, and the Company or applicable Guarantor, as the case may be, shall be deemed immediately and automatically to have granted a security interest in, all such leases, licenses, contracts, property rights and agreements and such other rights and interests thereunder as if such prohibition, the provisions that would be so breached or such breach, default or termination had never been in effect and as if such consent had not been required;

          (2)   all "securities" of any of the Company's "affiliates" (as the terms "securities" and "affiliates" are used in Rule 3-16 of Regulation S-X under the Securities Act);

          (3)   money, deposit accounts and letter-of-credit rights that are not supporting obligations, all as defined in Article 9 of the New York Uniform Commercial Code (except that the exclusion of money, deposit accounts and letter-of-credit rights that are not supporting obligations from the Collateral will not affect, limit or impair any security interest of the Collateral Agent in any proceeds of Collateral at any time held as money, held on deposit in any deposit account or constituting letter-of-credit rights); provided that in the event, and to the extent, that, after the date of the indenture, the security interest granted therein may be perfected by the filing of a financing statement under the Uniform Commercial Code of the relevant jurisdiction, money, deposit accounts and letter-of-credit rights that are not supporting obligations shall cease to be Excluded Assets;

          (4)   (i) any foreign intellectual property of the Company or any of its Restricted Subsidiaries, or (ii) any automobiles, trailers, vehicles or the like of the Company or any of its Restricted Subsidiaries subject to a certificate of title statute (within the meaning of Article 9 of the New York Uniform Commercial Code), in each case, in which a security interest may not be perfected by the filing of a financing statement under the Uniform Commercial Code of the relevant jurisdictions;

          (5)   any other property or assets in which a security interest cannot be perfected by the filing of a financing statement under the Uniform Commercial Code of the relevant jurisdiction, so long as the aggregate Fair Market Value of all such property excluded under this clause (5) does not at any time exceed $1.0 million (except that the exclusion of such property from the Collateral will not affect, limit or impair any security interest of the Collateral Agent in any proceeds of Collateral at any time held as personal property of a type in which a security interest cannot be perfected by the filing of a financing statement under the Uniform Commercial Code of the relevant jurisdiction);

          (6)   Subject to the proviso to clause (1) of this definition, any real property leased by the Company or any Guarantor; provided that (a) the Company or such Guarantor, as the case may be, shall have used commercially reasonable efforts to obtain the consent of the applicable landlord to the grant of a security interest in favor of the Collateral Agent to secure the Note Obligations in (i) any such leased real property in which the Priority Lien Collateral Agent or any holder of Priority Lien Obligations holds a security interest to secure Priority Lien Obligations and (ii) the Sale-Leaseback Properties, and (b) such consent shall not have been obtained;

          (7)   at any time, any real property interest acquired by the Company or any of its Restricted Subsidiaries after the date of the indenture in which the Collateral Agent does not have a perfected security interest on such acquisition date, solely to the extent the Company or such Restricted Subsidiary was not then required to grant the Collateral Agent a perfected security interest therein under the covenant captioned "—Certain Covenants—Further Assurances; Insurance";

          (8)   any assets or properties in which the Collateral Agent is required to release its Note Liens securing Note Obligations pursuant to the provisions described above under the caption "—Security—Release of Note Liens"; provided that if such Liens are required to be released as a result of the sale, transfer or other disposition of any assets or properties of the Company or any Guarantor, such assets or properties shall cease to be "Excluded Assets" under this clause (8) if the Company or any Guarantor thereafter acquires or reacquires such assets or properties; and

          (9)   at any time Priority Lien Obligations exist that have not been repaid in full, any properties or assets (other than those specified in clauses (1) through (8) above) acquired by the Company or any Guarantor after the date of the indenture in which the Priority Lien Collateral Agent or the holders of the requisite percentage of Priority Lien Debt do not obtain a security interest to secure Priority Lien Debt; provided that the aggregate Fair Market Value of all such property and assets does not exceed $500,000;

provided that no asset or property will constitute an Excluded Asset for so long as it is subject to a Priority Lien other than (i) securities of an affiliate to the extent such securities would otherwise be "Excluded Assets" under clause (2) of this definition, (ii) any leased real property held by the

Company or any Guarantor from time to time to the extent such leased real property would otherwise be an "Excluded Asset" under clause (6) of this definition or (iii) any deposit account to the extent such deposit account would otherwise be an "Excluded Asset" under clause (3) of this definition; provided that (a) the Company or the applicable Guarantor, as the case may be, shall have used all commercially reasonable efforts to cause a perfected security interest in such deposit accounts and (b) such perfected security interest shall not have been granted.

        "Existing Indebtedness" means Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the indenture, until such amounts are repaid.

        "Fair Market Value" means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of the Company, which determination will be conclusive (unless otherwise provided in the indenture).

        "Fixed Charge Coverage Ratio" means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

        In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

          (1)   acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect (in accordance with Regulation S-X under the Securities Act) as if they had occurred on the first day of the four-quarter reference period;

          (2)   the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

          (3)   the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

          (4)   any Person that is a Restricted Subsidiary on the Calculation Date (or would become a Restricted Subsidiary on such Calculation Date in connection with the transaction requiring determination of such Consolidated Cash Flow) will be deemed to have been a Restricted Subsidiary at all times during such four- quarter period;

          (5)   any Person that is not a Restricted Subsidiary on the Calculation Date (or would cease to be a Restricted Subsidiary on such Calculation Date in connection with the transaction requiring determination of such Consolidated Cash Flow) will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

          (6)   if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months).

        "Fixed Charges" means, with respect to any specified Person for any period, the sum, without duplication, of:

          (1)   the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates, but excluding amortization of debt issuance costs and excluding accrued dividends on preferred stock reclassified as debt; plus

          (2)   the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

          (3)   any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

          (4)   the product of (a) all cash dividends paid on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Restricted Subsidiary of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP.

        "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the indenture.

        "Government Securities" means direct obligations of, or obligations guaranteed by, the United States of America, and the payment for which the United States pledges its full faith and credit.

        "Guarantee" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

        "Guarantor" means any Subsidiary of the Company that executes a Note Guarantee in accordance with the provisions of the indenture and its successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of the indenture.

        "Hedging Obligations" means, with respect to any specified Person, the obligations of such Person under:

          (1)   interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

          (2)   other agreements or arrangements designed to manage interest rates or interest rate risk; and

          (3)   other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

        "Indebtedness" means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

          (1)   in respect of borrowed money;

          (2)   evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

          (3)   in respect of banker's acceptances;

          (4)   representing Capital Lease Obligations;

          (5)   representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

          (6)   representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term "Indebtedness" includes (a) all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and (b) to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

        "Insolvency or Liquidation Proceeding" means:

          (1)   any case commenced by or against the Company or any other Obligor under any Bankruptcy Law, any other proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of the Company or any other Obligor, any receivership or assignment for the benefit of creditors relating to the Company or any other Obligor or any similar case or proceeding relative to the Company or any other Obligor or its creditors, as such, in each case whether or not voluntary;

          (2)   any liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to the Company or any other Obligor, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency; or

          (3)   any other proceeding of any type or nature in which substantially all claims of creditors of the Company or any other Obligor are determined and any payment or distribution is or may be made on account of such claims.

        "Intercreditor Agreement" means the Intercreditor Agreement, dated as of the date of the indenture, among the Collateral Agent, the trustee and the Priority Lien Collateral Agent, as amended, supplemented or otherwise modified from time to time.

        "Investments" means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business and advances to customers in the ordinary course of business that are recorded as accounts receivable), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Company's Investments in such Restricted Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "—Certain Covenants—Restricted Payments." The acquisition by the Company or any Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption "—Certain Covenants—Restricted Payments." Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

        "JCP Group" means (1) FS Private Investments LLC, Furman Selz Investors II L.P., FS Employee Investors LLC and FS Parallel Fund L.P. and (2) any investment vehicle that is managed (whether through ownership of securities having a majority of the voting power or through management of investments) by any of the Persons listed in clause (1) or an Affiliate of any of the Persons listed in clause (1), but excluding any portfolio companies of any Person listed in clauses (1) or (2).

        "Lenders" means, at any time, the parties then holding (or committed to provide) loans, letters of credit or other extensions of credit or obligations that constitute (or when provided will constitute) Priority Lien Obligations.

        "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell give a security interest in and any filing of or agreement to give any financing statement relating to a lien on an asset under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

        "Liquidated Damages" means all liquidated damages then owing pursuant to the registration rights agreement.

        "Management Agreement" means the Amended and Restated Management Consulting Agreement dated as of June 28, 2000, by and among Bruckmann, Rosser, Sherrill & Co., Inc., FS Private Investments L.L.C., the Company, Acapulco Restaurants Inc., El Torito Restaurants, Inc., and El Torito Franchising Company as in effect on the date of the indenture or as amended, provided that any such amendment does not adversely affect the Company, any Guarantor or the holders of the notes.

        "Net Income" means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

          (1)   any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

          (2)   any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

        "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees and discounts, and sales commissions, and any other fees and expenses, including without limitation relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under a Credit Facility, secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

        "Non-Recourse Debt" means Indebtedness:

          (1)   as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

          (2)   no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

          (3)   as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

        "Note Debt" means:

          (1)   the notes; and

          (2)   any additional notes that are permitted to be incurred by the covenant described above under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock."

provided, that the satisfaction of the requirement in clause (2) shall be conclusively established, for purposes of entitling the holders of additional notes to share equally and ratably with the other holders of Note Obligations in the benefits and proceeds of the Collateral Agent's security interests in the Collateral, if the Company delivers to the Collateral Agent an officers' certificate stating that such requirement has been satisfied and that the additional notes constitute "Note Obligations," and the holders of such additional notes and Obligations in respect thereof will be entitled to rely conclusively thereon.

        "Note Documents" means, collectively, the indenture, the notes (including any additional notes), the Note Guarantees, the security documents, the Intercreditor Agreement and all agreements governing, securing or relating to any Note Obligations (other than the Intercreditor Agreement).

        "Note Guarantee" means the Guarantee by each Guarantor of the Company's obligations under the indenture and on the notes, executed pursuant to the provisions of the indenture.

        "Note Lien" means a Lien granted pursuant to a security document by the Company or any other Obligor to the Collateral Agent (or any other holder, or representative of holders, of Note Obligations) upon any property or assets of the Company or such Obligor to secure Note Obligations.

        "Note Obligations" means Note Debt and all other Obligations in respect thereof.

        "Obligations" means:

          (1)   any principal (including reimbursement obligations with respect to letters of credit whether or not drawings have been made thereon), interest (including any interest accruing at the then applicable rate provided in any applicable Secured Debt Document after the maturity of the Indebtedness thereunder and any reimbursement obligations therein and interest accruing at the then applicable rate provided in any applicable Secured Debt Document after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding), penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness;

          (2)   the obligation to pay an amount equal to all damages that a court shall determine any holder of the applicable Secured Debt has suffered by reason of a breach by the applicable obligor thereunder of any obligation, covenant or undertaking with respect to any applicable Secured Debt Document; and

          (3)   any net obligations of the obligor under any applicable Secured Debt Document to any holder of Secured Debt (or any representative on its behalf) or any Affiliate thereof under any Hedging Obligations in respect of interest rates or currency exchange rates.

        "Obligor" means the Company and each Restricted Subsidiary of the Company (if any) that at any time guarantees or provides collateral security or credit support for any Note Obligations.

        "Permitted Business" means the ownership and, operation or franchising of restaurants, including a single restaurant, and the production, packaging or distribution of food, and any business that is similar or reasonably related, ancillary or complementary thereto and any reasonable extension thereof.

        "Permitted Debt" means:

           (1)  the incurrence by the Company and any Guarantor of additional Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) not to exceed $15.0 million outstanding at any time under this clause (1);

           (2)  the incurrence by the Company and its Restricted Subsidiaries of the Existing Indebtedness;

           (3)  the incurrence by the Company and the Guarantors of Indebtedness represented by the notes and the related Note Guarantees to be issued on the date of the indenture and the exchange notes and the related Note Guarantees to be issued pursuant to the registration rights agreement;

           (4)  the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing, whether or not incurred at the time of such cost or acquisition, all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment or intellectual property rights used in the business of the Company or any of its Restricted Subsidiaries, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed the amount of amortization payments since the date of the indenture with respect to any such Indebtedness outstanding on the date of the indenture plus $5.0 million at any time outstanding;

           (5)  the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock" or clauses (2), (3), (4), (5) or (14) of this paragraph;

           (6)  the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that:

            (a)   if the Company or any Guarantor is the obligor on such Indebtedness and the payee is not the Company or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes, in the case of the Company, or the Note Guarantee, in the case of a Guarantor; and

            (b)   (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary of the Company and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary of the Company;

  will be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

           (7)  the issuance by any of the Company's Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

            (a)   any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than the Company or a Subsidiary of the Company; and

            (b)   any sale or other transfer of any such preferred stock to a Person that is not either the Company or a Restricted Subsidiary of the Company;

  will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

           (8)  the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging (a) interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of the indenture to be outstanding or (b) currency values or commodity prices with respect to transactions entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

           (9)  the guarantee by the Company or any of the Guarantors of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be incurred by another clause of this definition; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the notes, then the guarantee shall be subordinated or pari passu, as applicable, to at least the same extent as the Indebtedness guaranteed;

         (10)  the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness in respect of workers' compensation claims, self-insurance obligations, bankers' acceptances, performance and surety bonds in the ordinary course of business;

         (11)  the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days;

         (12)  Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment or purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition;

         (13)  letters of credit and reimbursement obligations in respect thereof incurred in connection with self-insurance and voluntary disability insurance programs and purchases of supplies in the ordinary course of business (under Credit Facilities or otherwise); and

         (14)  the incurrence by the Company or any Guarantor of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (14), not to exceed $5.0 million.

        "Permitted Investments" means:

           (1)  any Investment in the Company or in a Restricted Subsidiary of the Company that is a Guarantor;

           (2)  any Investment in Cash Equivalents;

           (3)  any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

            (a)   such Person becomes a Restricted Subsidiary of the Company and a Guarantor; or

            (b)   such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company that is a Guarantor;

           (4)  any Investment made prior to the date of the indenture;

           (5)  any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "—Repurchase at the Option of Holders—Asset Sales";

           (6)  any acquisition of assets or Capital Stock solely in exchange for, or out of the net cash proceeds received from, the issuance of Equity Interests (other than Disqualified Stock) of the Company; provided that the amount of any such net cash proceeds that are utilized for any such Investment pursuant to this clause (6) will be excluded from clause (3)(b) of the first paragraph of the covenant described above under the caption "—Certain Covenants—Restricted Payments";

           (7)  any Investments received in compromise or resolution of (A) obligations of trade creditors, franchisees or customers that are accounts receivable of the Company or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor, franchisee or customer; or (B) litigation, arbitration or other disputes with Persons who are not Affiliates;

           (8)  Investments represented by Hedging Obligations;

           (9)  endorsements of negotiable instruments and documents in the ordinary course of business;

         (10)  pledges or deposits permitted under clause (9) of the definition of "Permitted Liens";

         (11)  repurchases of the notes;

         (12)  payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

         (13)  loans or advances to employees made in the ordinary course of business of the Company or such Restricted Subsidiary;

         (14)  receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms as the Company or such Restricted Subsidiary deems reasonable under the circumstances; and

         (15)  other Investments in any Person other than an Affiliate of the Company having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (15) that are at the time outstanding not to exceed $5.0 million; provided that if an Investment made pursuant to this clause (15) is made in any Person that is not a Restricted Subsidiary of the Company at the date of the making of the Investment and such Person becomes a Restricted Subsidiary after such date, such Investment will thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (15).

        "Permitted Liens" means:

           (1)  Liens on assets of the Company or any of its Restricted Subsidiaries securing Indebtedness and other Obligations under Credit Facilities that was incurred pursuant to clause (1) of the definition of "Permitted Debt";

           (2)  Liens in favor of the Company or the Guarantors;

           (3)  Liens on property or shares of Capital Stock of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or the Subsidiary;

           (4)  Liens on property (including Capital Stock) existing at the time of acquisition of the property by the Company or any Subsidiary of the Company; provided that such Liens were in existence prior to such acquisition, and not incurred in contemplation of, such acquisition;

           (5)  Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature, in each case, other than for the payment of Indebtedness incurred in the ordinary course of business (including, without limitation, rights of offset and set-off);

           (6)  Liens to secure Indebtedness permitted by clause (4) of the definition of "Permitted Debt," in each case covering only the assets acquired with or financed by such Indebtedness;

           (7)  Liens existing on the date of the indenture;

           (8)  Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

           (9)  pledges or deposits by a Person under worker's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases or licenses to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

         (10)  Liens imposed by law, such as carriers', warehousemen's, landlord's and mechanics' Liens, in each case, incurred in the ordinary course of business;

         (11)  judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

         (12)  Liens arising solely by virtue of any statutory or common law provision relating to banker's Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution; provided, however, that (a) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company or any of its Restricted Subsidiaries in excess of those set forth by regulations promulgated by the Federal Reserve Board and (b) such deposit account is not intended by the Company or any Restricted Subsidiary to provide collateral to the depository institution;

         (13)  with respect to the Company or any of its Restricted Subsidiaries, survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other similar restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of the Company or such Restricted Subsidiary, as the case may be;

         (14)  Liens securing Hedging Obligations so long as such Hedging Obligations relate to Indebtedness that is permitted to be incurred under the indenture;

         (15)  Note Liens;

         (16)  leases or subleases granted to Persons other than the Company or any of its Restricted Subsidiaries in the ordinary course of business, and not materially interfering with the ordinary course of business of the Company or any of its Restricted Subsidiaries;

         (17)  Liens under licensing agreements entered into by the Company or any of its Restricted Subsidiaries for use of intellectual property entered into in the ordinary course of business;

         (18)  Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

         (19)  (a) Liens securing Indebtedness under Credit Facilities and (b) Liens to secure Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money indebtedness, in each case that, at the time that such Indebtedness was incurred, after giving pro forma effect to such Indebtedness as if such Indebtedness had been incurred at the beginning of the four fiscal quarters most recently completed prior to the date of such incurrence for which internal financial statements are available, and to the pro forma application of the net proceeds of such Indebtedness, did not result in a Fixed Charge Coverage Ratio for such four-quarter period that was less than 3.0 to 1;

         (20)  Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that:

            (a)   the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

            (b)   the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

         (21)  Liens securing reimbursement obligations with respect to letters of credit permitted under clause (13) of the definition of "Permitted Debt" which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

         (22)  Liens to secure Indebtedness permitted by clause (14) of the definition of "Permitted Debt"; and

         (23)  Liens incurred in the ordinary course of business of the Company or any of its Restricted Subsidiaries securing obligations (other than obligations under any Credit Facility) that do not exceed $500,000 at any time outstanding.

        "Permitted Prior Liens" means:

          (1)   Liens described in clauses (1), (3), (4), (6), (7), (19)(a), (19)(b), (20) (but only to the extent the Indebtedness being refinanced thereunder is, at the time of such refinancing, secured by a Permitted Prior Lien), (21) and (22) of the definition of "Permitted Liens";

          (2)   Liens described in clauses (5) and (9) of the definition of "Permitted Liens"; provided that in each case:

            (a)   such Lien consists of cash collateralization of an amount not to exceed the lower of (i) 105% of the aggregate amount of the underlying obligation, and (ii) the percentage of the aggregate amount of the underlying obligation required to be subject to such Lien under the terms of the agreement with the holder of such Lien that provides for the grant of such Lien;

            (b)   such Lien is customarily required under the terms of like agreements entered into by similarly situated Persons to have priority over the security interests granted to secure the Note Obligations; and

            (c)   for so long as any Priority Lien Obligations exist that have not been paid in full, pursuant to the Credit Agreement and the related Priority Lien Security Documents, such Lien is permitted to rank, and in fact ranks, prior to the security interest granted on such cash collateral to secure Indebtedness under the Credit Agreement;

          (3)   Liens described in clause (14) of the definition of "Permitted Liens"; provided that, pursuant to the Credit Agreement, the Hedging Obligations secured thereby are secured by any and all Liens securing Indebtedness incurred under each Credit Facility then in effect;

          (4)   Liens that arise by operation of law and are not voluntarily granted, to the extent such Liens are entitled by operation of law to priority over the security interests created by the security documents (including, without limitation, any such Liens satisfying the requirements of this clause (4) and arising under clauses (8), (10) or (13) of the definition of "Permitted Liens"); and

          (5)   Liens described in clauses (12) or (18) of the definition of "Permitted Liens," to the extent such Liens are entitled by operation of law to priority over the security interests created by the security documents.

        "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to refund, refinance, replace, defease or discharge other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness), including Indebtedness of the Company or any Restricted Subsidiary used to refinance Permitted Refinancing Indebtedness; provided that:

          (1)   the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

          (2)   such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

          (3)   if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

          (4)   such Indebtedness is incurred either by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.

        "Person" means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, limited liability company or government or other entity.

        "Pledged Collateral" means (1) any tangible property in the possession of the Priority Lien Collateral Agent (or its agents or bailees) in which a security interest is perfected by such possession, including, without limitation, negotiable documents, goods, instruments, money or tangible chattel paper or (2) any other Collateral as to which the Priority Lien Collateral Agent (or its agents or bailees) has control and in which a security interest is perfected by such control including, without limitation, any investment property, cash collateral account, deposit account, electronic chattel paper or letter of credit rights. For purposes hereof, the terms "negotiable documents," "goods," instruments," "money," "tangible chattel paper," "investment property," "deposit account," "electronic chattel paper" and "letter of credit rights" shall have the meanings given such terms in the New York Uniform Commercial Code, as in effect on the date hereof.

        "Preferred Stock" means any Equity Interest with preferential right of payment (i) of dividends, or (ii) upon liquidation, dissolution or winding up of the issuer of such Equity Interest.

        "Principal" means the BRS Group and the JCP Group.

        "Priority Lien" means a Lien granted pursuant to a Priority Lien Security Document by the Company or any other Obligor to any holder, or representative of holders, of Priority Lien Obligations upon any property or assets of the Company or such Obligor to secure Priority Lien Obligations.

        "Priority Lien Collateral Agent" means the Credit Agreement Agent or, after all Priority Lien Obligations in respect of the Credit Agreement have been repaid in full, a single representative of all holders of Priority Liens most recently designated by the Company in an officers' certificate delivered to the trustee and collateral agent or the successor of such representative in its capacity as such.

        "Priority Lien Debt" means:

          (1)   the principal amount of any Indebtedness which, when incurred (or, in the case of any reimbursement obligation for a letter of credit issued under any Credit Facility, when such letter of credit was issued), either (a) was permitted to be secured by Liens permitted by clause (1), (19)(a), (21) or (22) of the definition of "Permitted Liens" or (b) was incurred (or, in the case of any such reimbursement obligation, relates to a letter of credit that was issued) upon delivery to the Priority Lien Collateral Agent, the trustee and the Collateral Agent of an officers' certificate to the effect that, at the time of such incurrence, such Indebtedness was permitted to be secured by Liens permitted by clause (1), (19)(a), (21) or (22) of the definition of "Permitted Liens," including without limitation any such Indebtedness incurred in any Insolvency or Liquidation Proceeding to the extent constituting Indebtedness permitted to be secured by Liens permitted by clause (1), (19)(a), (21) or (22) of the definition of "Permitted Liens"(it being agreed that, for purposes of qualifying as "Priority Lien Debt," any loan advanced or letter of credit issued under a line of credit will be deemed "incurred" at the time the Credit Facility governing such Indebtedness is entered into); provided that any holder of Priority Lien Debt and the Priority Lien Collateral Agent shall be conclusively entitled to rely on an officers' certificate from the Company addressed to any such holder or the Priority Lien Collateral Agent (a copy of which officers' certificate is provided substantially concurrently to the Collateral Agent and the trustee) that any borrowings, issuances of letters of credit or other extensions of credit under any Credit Facility were incurred, and are permitted to be incurred, under the terms of the indenture; and

          (2)   Hedging Obligations permitted to be secured by Liens permitted by clause (14) of the definition of "Permitted Liens"; provided that, pursuant to the Credit Agreement, the Hedging Obligations secured thereby are secured by and all and Liens securing Indebtedness incurred under the Credit Agreement.

        "Priority Lien Documents" means the Credit Agreement, the Priority Lien Security Documents and all other agreements governing, securing or relating to any Priority Lien Obligations (other than the Intercreditor Agreements).

        "Priority Lien Obligations" means the Priority Lien Debt and all other Obligations of the Company or any Obligor under the Priority Lien Documents.

        "Priority Lien Security Documents" means one or more security agreements, pledge agreements, collateral assignment, mortgages, deed of trust or other grants or transfers for security executed and delivered by the Company or any other Obligor creating (or purporting to create) a Lien upon property owned or to be acquired by the Company or any other Obligor in favor of any holder or holders of Priority Lien Debt, or any trustee, agent or representative acting for any such holders, as security for any Priority Lien Obligations, in each case, as amended, modified, renewed, restated or replaced, in whole or in part, from time to time, in accordance with its terms.

        "Related Party" means:

          (1)   any controlling equity holder or more than 66 2/3% owned Subsidiary of any Principal; or

          (2)   any trust, corporation, partnership, limited liability company or other entity, the beneficiaries, stockholders, partners, members, owners or Persons beneficially holding a more than 66 2/3% controlling interest of which consist of the Principal and/or such other Persons referred to in the immediately preceding clause (1).

        "repayment in full" means termination of all commitments to extend credit that would constitute Priority Lien Debt, payment in full in cash of the principal of and interest and premium (if any) on all Priority Lien Debt (except undrawn letters of credit), discharge or cash collateralization (at the lower of (1) 105% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of liens under the terms of the applicable Priority Lien Document) of all letters of credit outstanding under any Priority Lien Debt, and payment in full in cash of all other Priority Lien Obligations (except Unasserted Contingent Obligations) that are outstanding and unpaid at the time the Priority Lien Debt is paid in full in cash. "paid in full," "pay in full" and "repaid in full" shall have the correlative meanings.

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

        "Sale-leaseback Properties" means each of the following properties acquired by CRIC ACAPULCO, LLC from El Torito Restaurants, Inc. on or around the date of the indenture and concurrently leased back by CRIC ACAPULCO, LLC to El Torito Restaurants, Inc. (or, in the case of the property listed in clause (2) below, Acapulco Restaurants, Inc.):

          (1)   8855 Tampa Ave, Northridge, Los Angeles County, California;

          (2)   3113 West Olive Ave, Burbank, Los Angeles County, California;

          (3)   11185 South Town Square, Green Park, St. Louis County, Missouri;

          (4)   12380 St. Charles Rock Road, Bridgeton, St. Louis County, Missouri; and

          (5)   12796 Manchester Road, Des Peres, St Louis County, Missouri.

        "Sale of Collateral" means any Asset Sale involving a sale or other disposition of Collateral.

        "SEC" means the Securities and Exchange Commission.

        "Secured Debt" means Note Debt and Priority Lien Debt.

        "Secured Debt Documents" means the Note Documents and the Priority Lien Documents.

        "security documents" means one or more security agreements, pledge agreements, collateral assignments, mortgages, collateral agency agreements, control agreements, deeds of trust or other grants or transfers for security executed and delivered by the Company or any other Obligor creating (or purporting to create) a Note Lien upon Collateral, in each case, as amended, modified, renewed, restated or replaced, in whole or in part, from time to time, in accordance with its terms.

        "Shareholders Agreement" means the Amended and Restated Security Holders Agreement dated as of June 28, 2000, by and among Bruckmann, Rosser, Sherrill & Co., L.P., Furman Selz Investors II, L.P. and the other investors party thereto as in effect on the date of the indenture or as amended, provided that any such amendment does not adversely affect the Company, any Guarantor or the holders of the notes.

        "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.

        "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

        "Subsidiary" means, with respect to any specified Person:

          (1)   any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders' agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

          (2)   any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

        "Swap Agreement" means the Interest Rate Swap Agreement, dated as of October 1, 2002, between the Company and Fleet National Bank.

        "Unasserted Contingent Obligations" means, at any time, Obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities in respect of which no claim or demand for payment has been made at such time (except (i) the principal of and interest and premium (if any) on, and fees relating to, any Indebtedness, (ii) contingent obligations to reimburse the issuer of an outstanding letter of credit for amounts that may be drawn or paid thereunder and (iii) any such contingent claims or demands as to which the Priority Lien Collateral Agent or any holder of Priority Lien Obligations has then notified the Company).

        "Unrestricted Subsidiary" means any Subsidiary of the Company is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, and any Subsidiary of such Unrestricted Subsidiary, but only to the extent that such Subsidiary:

          (1)   has no Indebtedness other than Non-Recourse Debt;

          (2)   except as permitted by the covenant described above under the caption "—Certain Covenants—Transactions with Affiliates," is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

          (3)   is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

          (4)   has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries.

        "Voting Equity Interests" means Equity Interest which at the time are entitled to vote in the election of, as applicable, directors, members or partners generally.

        "Voting Stock" of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

          (1)   the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

          (2)   the then outstanding principal amount of such Indebtedness.

        "Wholly Owned Restricted Subsidiary" of any specified Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) will at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES

General

        The following section summarizes the material U.S. federal income and estate tax considerations relating to the purchase, ownership, exchange and disposition of the notes by initial holders who are treated as beneficial owners thereof for U.S. federal income tax purposes (an "owner"). This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations, and judicial decisions and administrative interpretations thereunder, as of the date hereof, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. We cannot assure you that the Internal Revenue Service (the "IRS") will not challenge one or more of the tax considerations described below. We have not obtained, and do not intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal tax considerations resulting from acquiring, holding or disposing of the notes.

        In this discussion, we do not purport to address all of the tax considerations that may be relevant to a particular holder of notes in light of the holder's circumstances, or to certain categories of investors (such as financial institutions, insurance companies, tax-exempt organizations, dealers in securities, persons who hold notes through partnerships or other pass-through entities, U.S. expatriates or persons who hold the notes as part of a hedge, a straddle or a conversion transaction, within the meaning of Section 1258 of the Code, a constructive sale transaction within the meaning of Section 1259 of the Code, an integrated transaction or other risk reduction transactions, and U.S. holders whose "functional currency" is not the U.S. dollar) that may be subject to special rules. This discussion is limited to holders who purchased the old notes for cash in their initial offering at the original offering price and who hold the notes as capital assets within the meaning of Section 1221 of the Code and are exchanging old notes for new notes in the exchange offer. This discussion does not purport to address all aspects of federal income taxation that may be relevant to your investment or your decision to exchange old notes for new notes. This discussion also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction.

        YOU SHOULD CONSULT YOUR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSIDERATIONS TO YOU OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE EFFECT AND APPLICABILITY OF STATE, LOCAL OR FOREIGN TAX LAWS OR ANY TAX TREATY.

Exchange Offer

        The exchange of notes for identical debt securities registered under the Securities Act will not constitute a taxable exchange. As a result, (i) you will not recognize a taxable gain or loss as a result of exchanging your notes; (ii) the holding period of the notes you receive will include the holding period of the notes you exchange; and (iii) the adjusted tax basis of the notes you receive will be the same as the adjusted tax basis of the notes you exchange determined immediately before the exchange.

U.S. Holders

        As used herein, the term "U.S. holder" means an owner of a new note who is for U.S. federal income tax purposes:

  (1)
  a citizen or resident of the U.S.;

  (2)
  an entity taxable as a corporation or treated as a partnership for U.S. federal income tax purposes, which is created or organized in or under the laws of the United States, any state therein or the District of Columbia;

  (3)
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  (4)
  a trust if a court within the U.S. is able to exercise primary supervision over such trust's administration and one or more United States persons have the authority to control all substantial decisions of such trust or a trust that was in existence on August 28, 1996 and has elected to continue to be invested as a United States trust.

        As used herein, the term "non-U.S. holder" means an owner of a new note who is not a U.S. holder.

Payments of Interest

        Interest on a note generally will be includible in your gross income as ordinary interest income in accordance with your usual method of accounting for tax purposes.

Payments Upon Registration Default

        We are obligated to pay additional interest on the notes to you under certain circumstances described in "Exchange Offer—Registration Rights." We intend to take the position that such payments should be treated for tax purposes as additional interest, although we cannot assure you that the IRS will not propose a different method of taxing the additional interest payments. Because the notes provide for the payment of additional interest, they could be subject to certain rules relating to debt instruments that provide for one or more contingent payments, referred to as the "Contingent Payment Regulations." Under the Contingent Payment Regulations, however, a payment is not a contingent payment merely because of a contingency that, as of the issue date, is "remote." We intend to take the position that, for purposes of the Contingent Payment Regulations, the payment of additional interest is a "remote" contingency as of the issue date and, accordingly, that the Contingent Payment Regulations should not apply to the notes.

        In the event a contingency occurs, it would affect the amount and timing of the income recognized by you. If we pay additional interest on the notes, you will be required to recognize such amounts as income.

        Our position for purposes of the Contingent Payment Regulations that the payment of such additional interest is a remote contingency as of the issue date is binding on you for U.S. federal income tax purposes unless you disclose in the proper manner to the IRS that you are taking a different position. Our determination is not, however binding on the IRS, and if the IRS were to challenge this determination, a U.S. holder might be required to accrue income on its notes in excess of stated interest, and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a Note before the resolution of the contingencies.

Sale, Exchange or Redemption of the Notes

        Upon the disposition of a Note by sale, exchange or redemption, you generally will recognize gain or loss equal to the difference between (i) the amount realized on the sale, exchange or redemption (other than amounts attributable to accrued but unpaid interest, which, if not previously included in income, will be treated as interest paid on the notes) and (ii) your adjusted federal income tax basis in the Note. Your adjusted federal income tax basis in a Note generally will equal the cost of the Note.

        Any gain or loss you recognize on a disposition of a Note generally will constitute capital gain or loss and will be long-term capital gain or loss if you held the Note for longer than one year at the time of disposition. Non-corporate taxpayers are generally subject to a maximum regular federal income tax rate of 15% on net long-term capital gains. The deductibility of capital losses is subject to certain limitations.

Non-U.S. Holders

U.S. Federal Withholding Tax

        The 30% U.S. federal withholding tax will not apply to any payment of principal or interest (including any additional interest as described above in "—Payments upon Registration Default") on the notes provided that:

  •
  you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and the Treasury Regulations;

  •
  you are not a controlled foreign corporation that is related, directly or indirectly, to us through stock ownership;

  •
  you are not a bank whose receipt of interest on the notes is pursuant to a loan agreement entered into in the ordinary course of business; and

  •
  you have fulfilled the certification requirements set forth in section 871(h) or section 881(c) of the Code, as discussed below.

        The certification requirements referred to above will be fulfilled if you certify on IRS Form W-8BEN or other successor form, under penalties of perjury, that you are not a United States person for federal income tax purposes and provide your name and address, and (i) you file IRS Form W-8BEN or other successor form with the withholding agent or (ii) in the case of a Note held on your behalf by a securities clearing organization, bank or other financial institution holding customers' securities in the ordinary course of its trade or business, the financial institution files with the withholding agent a statement that it has received the IRS Form W-8BEN or other successor form from the holder and furnishes the withholding agent with a copy thereof; provided that a foreign financial institution that has entered into an agreement with the IRS to be treated as a qualified intermediary may fulfill the certification requirement by filing IRS Form W-8IMY. With respect to notes held by a non-U.S. partnership and certain other non-U.S. entities, unless the non-U.S. partnership or entity has entered into a withholding agreement with the IRS, the non-US partnership or entity generally will be required to provide an IRS Form W-8IMY or other successor form and to associate with such form an appropriate certification or other appropriate documentation from each partner or other member. You should consult your tax advisor regarding possible additional reporting requirements.

        If you cannot satisfy the requirements described above, payments of principal and interest made to you will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from (or a reduction of) withholding under the benefit of a tax treaty and stating your taxpayer identification number or (2) IRS Form W-8ECI (or successor form) stating that payments on the Note are not subject to withholding tax because such payments are effectively connected with your conduct of a trade or business in the United States, as discussed below.

        The 30% U.S. federal withholding tax generally will not apply to any gain that you realize on the sale, exchange or other disposition of the notes unless:

  •
  The holder is an individual who is present in the U.S. for 183 days or more in the taxable year of the disposition and certain other conditions are met; or

  •
  The gain is effectively connected with the holder's conduct of a trade or business in the U.S., as discussed below.

U.S. Federal Estate Tax

        Your estate will not be subject to U.S. federal estate tax on notes beneficially owned by you at the time of your death, provided that (1) you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our voting stock (within the meaning of the Code and the Treasury Regulations) and (2) interest on those notes would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.

U.S. Federal Income Tax

        If you are engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business and, if a tax treaty applies, is attributable to a permanent establishment in the United States, you will be subject to U.S. federal income tax on the interest on a net income basis in the same manner as if you were a U.S. holder. See "—U.S. Holders." In that case, you would not be subject to the 30% U.S. federal withholding tax and would be required in lieu of the certifications described above to provide to the withholding agent a properly executed IRS Form W-8ECI or other successor form. In addition, if you are a non-U.S corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year that are effectively connected with the conduct by you of a trade or business in the United States. For this purpose, interest on notes will be included in earnings and profits if so effectively connected.

        Any gain realized on the sale, exchange or redemption of notes generally will not be subject to U.S. federal income tax unless:

  •
  that gain is effectively connected with the conduct of a trade or business in the United States by you and, if a tax treaty applies, is attributable to a permanent establishment in the United States;

  •
  you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

  •
  you are subject to tax under tax laws applicable to certain U.S. expatriates.

Information Reporting and Backup Withholding

        Under the Code, you may be subject, under certain circumstances, to information reporting and/or backup withholding with respect to certain payments made on or with respect to the notes. This withholding applies only if you are a U.S. holder and you (i) fail to furnish your taxpayer identification number ("TIN"), which for an individual is your social security number, within a reasonable time after a request therefor, (ii) furnish an incorrect TIN, (iii) are notified by the IRS that you failed to report interest or dividends properly, or (iv) fail, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is correct and that you have not been notified by the IRS that you are subject to backup withholding. The application for exemption is available by providing a properly completed IRS Form W-9. These requirements generally do not apply with respect to certain holders, including corporations, tax-exempt organizations, qualified pension and profit sharing trusts, certain financial institutions and individual retirement accounts.

        The backup withholding tax rate is currently 28%. Any amount withheld from a payment under the backup withholding rules is allowable as credit against your U.S. federal income tax liability (and may entitle you to a refund), provided that the required information is furnished to the IRS. You should consult your tax advisor as to your qualification for exemption from backup withholding and the procedure for obtaining such exemption.

        If you are a non-U.S. holder and you provide the applicable IRS Form W-8BEN, IRS Form W-8IMY or other applicable form, together with all appropriate attachments, signed under penalties of perjury, identifying the yourself and stating that you are not a United States person you will not be subject to U.S. backup withholding and may not be subject to IRS reporting requirements. In addition, IRS Form W-8BEN or other applicable form will be required from the owners of interests in a non-U.S. holder that is treated as a partnership (or as a trust of certain types) for U.S. federal income tax purposes.

        Under current Treasury Regulations, payments on the sale, exchange or other disposition of a Note made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the holder either certifies its status as a non-U.S. holder under penalties of perjury on the applicable IRS Form W-8BEN, IRS Form W-8IMY or other applicable form (as described above) or otherwise establishes an exemption. The payment of the proceeds on the disposition of a Note by a non-U.S. holder to or through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding or information reporting unless the non-U.S. broker is a "U.S. Related Person" (as defined below). The payment of proceeds on the disposition of a Note by a non-U.S. holder to or through a non-U.S. office of a U.S. broker or a U.S. Related Person generally will not be subject to backup withholding but will be subject to information reporting unless the holder certifies its status as a non-U.S. holder under penalties of perjury or the broker has certain documentary evidence in its files as to the non-U.S. holder's foreign status and the broker has no actual knowledge to the contrary.

        For this purpose, a "U.S. Related Person" is (i) a "controlled foreign corporation" for U.S. federal income tax purposes, (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a U.S. trade or business or (iii) a foreign partnership if at any time during its tax year one or more of its partners are United States persons who, in the aggregate, hold more than 50% of the income or capital interest of the partnership or if, at any time during its taxable year, the partnership is engaged in the conduct of a U.S. trade or business.

        Backup withholding is not an additional tax and may be refunded (or credited against the holder's U.S. federal income tax liability, if any), provided that certain required information is furnished. The information reporting requirements may apply regardless of whether withholding is required. Copies of the information returns reporting such interest and withholding also may be made available to the tax authorities in the country in which a non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

        We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any of the new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the new notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        For a period of 180 days after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel (and in addition one local counsel) for the holders of the old notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the securities (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        Certain legal matters with respect to the new notes offered by this prospectus will be passed upon for us by Dechert LLP.

EXPERTS

        The consolidated financial statements of Real Mex Restaurants, Inc. (formerly known as Acapulco Acquisition Corp.) at December 29, 2002 and December 28, 2003, and for each of the three years in the period ended December 28, 2003, appearing in this prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-4 under the Securities Act, covering the notes to be issued in the exchange offer (Registration No. 333-116310). This prospectus, which is a part of the registration statement, does not contain all of the information included in the registration statement. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is not necessarily complete. For further information regarding our company and the notes to be issued in the exchange offer, please reference the registration statement, including its exhibits. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the documents or matter involved.

        As a result of the exchange offer, we will become subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended. You may read and copy any reports or other information filed by us at the SEC's public reference room at 450 Fifth Street, N.W., Washington, DC 20549. Copies of this material can be obtained from the Public Reference Section of the SEC upon payment of fees prescribed by the SEC. You may call the SEC at 800-SEC-0350 for further information on the operation of the public reference room. Our filings will also be available to the public from commercial document retrieval services and at the SEC Web site at "www.sec.gov." In addition, you may request a copy of any of these filings, at no cost, by writing or telephoning us at the following address or phone number: Real Mex Restaurants, Inc., 4001 Via Oro Avenue, Suite 200, Long Beach, California, 90810, Attention: Steven Tanner, Chief Financial Officer; the telephone number at that address is (310) 513-7500.

        If for any reason we are not required to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended, we are still required under the terms of the indenture, so long as any notes are outstanding, to furnish to the trustee and the holders of notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K, if we were required to file such Forms, including a "Management's Discussion and Analysis of Financial Conditions and Results of Operations" that describes our financial condition and results of operations and our consolidated subsidiaries and, with respect to the annual information only, a report thereon by our certified independent accountants and (ii) all current reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports. In addition, whether or not required by the rules and regulations of the SEC, we will file a copy of all such information and reports with the SEC for public availability (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, we have agreed that, for so long as any notes remain outstanding, we will furnish to the holders and to securities analysts and prospective investors, upon their request, information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

 INDUSTRY AND MARKET DATA

        The industry and market data contained in this prospectus is based either on management's own estimates, independent industry publications, reports by market research firms or other published independent sources and, in each case, are believed by management to be reasonable estimates. We have not independently verified market and industry data from third party sources. In addition, consumer preferences can and do change.

Real Mex Restaurants, Inc.
(Formerly Known as Acapulco Acquisition Corp.)

Index to Consolidated Financial Statements

Contents

Pursuant to Rule 3-10 of Regulation S-X, separate financial statements for the Company's Subsidiary Guarantors are not required to be furnished because each Guarantor is owned 100% by the Company, and each such Guarantor is fully and unconditionally guaranteeing, on a joint and several basis, the Company's obligations under the Notes. Additionally, the Company is a holding company, and substantially all of its operations are conducted through its Subsidiary Guarantors.

Report of Independent Registered Public Accounting Firm

The Board of Directors
Real Mex Restaurants, Inc.

        We have audited the accompanying consolidated balance sheets of Real Mex Restaurants, Inc. (formerly known as Acapulco Acquisition Corp.) and its subsidiaries (the Company) as of December 29, 2002 and December 28, 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three fiscal years in the period ended December 28, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Real Mex Restaurants, Inc. and its subsidiaries at December 29, 2002 and December 28, 2003, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 28, 2003, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 2 to the consolidated financial statements, effective December 31, 2001, the Company adopted Statement of Financial Accounting Standards No. 142.

/s/ ERNST & YOUNG LLP

Los Angeles, California
March 3, 2004

Real Mex Restaurants, Inc.

Consolidated Balance Sheets

(In Thousands, Except For Share Data)

	December 29, 2002	December 28, 2003
Assets
Current Assets:
Cash and cash equivalents	$1,201	$2,605
Trade receivables, net	2,679	3,460
Other receivables	1,663	1,355
Inventories	4,687	5,558
Prepaid expenses and supplies	3,101	3,641

Total current assets	13,331	16,619
Property and equipment, net	52,616	46,620
Goodwill, net	105,387	105,387
Deferred charges	2,854	2,094
Other assets	1,580	2,300

Total assets	$175,768	$173,020

Liabilities and stockholders' equity
Current liabilities:
Accounts payable and accrued liabilities	$37,525	$38,242
Current portion of long term debt	6,260	8,160

Total current liabilities	43,785	46,402
Long term debt, less current portion	115,347	106,539
Other liabilities	4,094	4,218

Total liabilities	163,226	157,159
Commitments and contingencies
Stockholders' equity:
Redeemable Preferred Stock:
Series A, 12 1/2% Cumulative Compounding Preferred Stock—15,969 and 15,919 shares issued and outstanding at December 29, 2002 and December 28, 2003, respectively; liquidation preference of $23,563 and $26,419 at December 29, 2002 and December 28, 2003, respectively	23,563	26,419
Series B, 13.5% Cumulative Compounding Preferred Stock—10,780 and 10,746 shares issued and outstanding at December 29, 2002 and December 28, 2003, respectively; liquidation preference of $16,373 and $18,520 at December 29, 2002 and December 28, 2003, respectively	16,373	18,520
Series C, 15% Cumulative Compounding Preferred Stock—15,000 and 14,975 shares issued and outstanding at December 29, 2002 and December 28, 2003, respectively; liquidation preference of $35,119 and $40,416 at December 29, 2002 and December 28, 2003, respectively	35,119	40,416
Common Stock, $.001 par value, 2,000,000 shares authorized, 275,926 and 275,103 shares issued and outstanding at December 29, 2002 and December 28, 2003, respectively	1	1
Warrants	4,027	4,027
Notes receivable from stockholders	(763)	(484)
Additional paid in capital	16,312	16,255
Accumulated deficit	(82,090)	(89,293)

Total stockholders' equity	12,542	15,861

Total liabilities and stockholders' equity	$175,768	$173,020

See accompanying notes.

Real Mex Restaurants, Inc.

Consolidated Statements of Operations

	Years Ended
	December 30, 2001	December 29, 2002	December 28, 2003
	(In Thousands)
Revenues:
Restaurant revenues	$322,857	$310,094	$307,278
Other revenues	2,149	2,285	4,714

Total revenues	325,006	312,379	311,992
Costs and expenses:
Cost of sales	82,188	77,867	77,555
Labor	120,378	116,156	116,269
Direct operating and occupancy expense	80,789	74,315	74,938
General and administrative expense	16,688	14,670	15,201
Depreciation	13,220	11,872	11,732
Amortization	8,000	—	—
Pre opening costs	—	292	1
Loss on impairment of property and equipment	2,068	1,404	233

Operating income	1,675	15,803	16,063
Other income (expense):
Casualty gain	—	—	639
Interest expense	(16,922)	(14,290)	(13,372)
Other income (expense), net	1,425	744	(15)

Total other income (expense), net	(15,497)	(13,546)	(12,748)
(Loss) income before income tax provision benefit	(13,822)	2,257	3,315
Income tax provision (benefit)	238	(278)	109

Net (loss) income	(14,060)	2,535	3,206
Redeemable preferred stock accretion	(19,685)	(9,267)	(10,409)

Net income (loss) attributable to common stockholders	$(33,745)	$(6,732)	$(7,203)

See accompanying notes.

Real Mex Restaurants, Inc.

Consolidated Statements of Stockholders' Equity

For the three years in the period ended December 28, 2003

(in thousands, except for share data)

		Series B Redeemable Preferred Stock	Series C Redeemable Preferred Stock	Common Stock			Notes Receivable from Stockholders
	Series A Redeemable Preferred Stock							Additional Paid-in Capital	Accumulated Deficit
				Shares	Amount	Warrants				Total
Balance at December 31, 2000	$18,526	$12,628	$—	276,328	$1	$4,027	$(1,351)	$16,311	$(41,613)	$8,529
Redemption of Series A Redeemable Preferred Stock	(57)	—	—	—	—	—	—	—	—	(57)
Redemption of Series B Redeemable Preferred Stock	—	(38)	—	—	—	—	—	—	—	(38)
Issuance of Series A Redeemable Preferred Stock	47	—	—	—	—	—	—	—	—	47
Issuance of Series B Redeemable Preferred Stock	—	32	—	—	—	—	—	—	—	32
Issuance of Series C Redeemable Preferred Stock	—	—	30,000	—	—	—	—	—	(15,000)	15,000
Repurchase of Common Stock	—	—	—	(940)	—	—	—	(56)	—	(56)
Issuance of Common Stock	—	—	—	774	—	—	—	71	—	71
Exercise of stock options	—	—	—	120	—	—	—	1	—	1
Interest receivable increase on stockholder notes	—	—	—	—	—	—	(103)	—	—	(103)
Payment from stockholders on notes receivable	—	—	—	—	—	—	387	—	—	387
Accretion on redeemable preferred stock	2,474	1,829	382	—	—	—	—	—	(4,685)	—
Net loss	—	—	—	—	—	—	—	—	(14,060)	(14,060)

Balance at December 30, 2001	20,990	14,451	30,382	276,282	1	4,027	(1,067)	16,327	(75,358)	9,753
Redemption of Series A Redeemable Preferred Stock	(21)	—	—	—	—	—	—	—	—	(21)
Redemption of Series B Redeemable Preferred Stock	—	(14)	—	—	—	—	—	—	—	(14)
Repurchase of Common Stock	—	—	—	(356)	—	—	—	(15)	—	(15)
Interest receivable increase on stockholder notes	—	—	—	—	—	—	(57)	—	—	(57)
Payment from stockholders on notes receivable	—	—	—	—	—	—	361	—	—	361
Accretion on redeemable preferred stock	2,594	1,936	4,737	—	—	—	—	—	(9,267)	—
Net income	—	—	—	—	—	—	—	—	2,535	2,535

Balance at December 29, 2002	23,563	16,373	35,119	275,926	1	4,027	(763)	16,312	(82,090)	12,542
Redemption of Series A Redeemable Preferred Stock	(50)	—	—	—	—	—	—	—	—	(50)
Redemption of Series B Redeemable Preferred Stock	—	(34)	—	—	—	—	—	—	—	(34)
Redemption of Series C Redeemable Preferred Stock	—	—	(25)	—	—	—	—	—	—	(25)
Repurchase of Common Stock	—	—	—	(823)	—	—	—	(57)	—	(57)
Interest receivable increase on stockholder notes	—	—	—	—	—	—	(45)	—	—	(45)
Payment from stockholders on notes receivable	—	—	—	—	—	—	324	—	—	324
Accretion on redeemable preferred stock	2,906	2,181	5,322	—	—	—	—	—	(10,409)	—
Net income	—	—	—	—	—	—	—	—	3,206	3,206

Balance at December 28, 2003	$26,419	$18,520	$40,416	275,103	$1	$4,027	$(484)	$16,255	$(89,293)	$15,861

See accompanying notes.

Real Mex Restaurants, Inc.

Consolidated Statements of Cash Flows

	Years Ended
	December 30, 2001	December 29, 2002	December 28, 2003
	(In thousands)
Operating Activities
Net (loss) income	$(14,060)	$2,535	$3,206
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	13,220	11,872	11,732
Amortization of:
Deferred financing	620	741	760
Debt discount	446	446	446
Goodwill	8,000	—	—
Loss (gain) on disposal of property and equipment	666	(66)	35
Casualty gain	—	—	(539)
Impairment of property and equipment	2,068	1,404	233
Changes in operating assets and liabilities:
Trade and other receivables	(117)	104	166
Inventories	129	(704)	(871)
Prepaid expenses and supplies	508	1,630	(540)
Other assets	571	18	(720)
Deferred charges	1,548	40	—
Accounts payable and accrued liabilities	(9,682)	(4,228)	2,076
Income taxes	50	(50)	—
Other liabilities	618	(568)	124

Net cash provided by operating activities	4,585	13,174	16,108
Investing activities
Additions to property and equipment	(7,589)	(5,992)	(6,962)
Proceeds from sale of property and equipment	—	—	857

Net cash used in investing activities	(7,589)	(5,992)	(6,105)
Financing activities
Net payments under line of credit	(2,500)	—	—
Borrowings under long term debt agreements	1,921	2,633	2,449
Payments on long term debt agreements	(13,873)	(9,362)	(11,161)
Payments received on stockholder loans for stock subscription notes	387	361	324
Issuance of Common Stock	72	—	—
Repurchase of Common Stock	(56)	(15)	(57)
Issuance of Series A Redeemable Preferred Stock	47	—	—
Issuance of Series B Redeemable Preferred Stock	32	—	—
Issuance of Series C Redeemable Preferred Stock	15,000	—	—
Redemption of Series A Redeemable Preferred Stock	(57)	(21)	(50)
Redemption of Series B Redeemable Preferred Stock	(38)	(14)	(34)
Redemption of Series C Redeemable Preferred Stock	—	—	(25)
Payment of financing costs	(690)	(120)	—
Interest receivable increase on stockholder loans	(103)	(57)	(45)

Net cash provided by (used in) financing activities	142	(6,595)	(8,599)

Net increase (decrease) in cash and cash equivalents	(2,862)	587	1,404
Cash and cash equivalents at beginning of year	3,476	614	1,201

Cash and cash equivalents at end of year	$614	$1,201	$2,605

Supplemental disclosure of cash flow information
Interest paid	$16,861	$9,362	$10,711

Income taxes (refunded) paid	$119	$(227)	$111

Supplemental disclosure of non cash investing and financing activities
In kind accrued interest transferred to debt	$—	$1,450	$1,358

See accompanying notes.

Real Mex Restaurants, Inc.

Notes to Consolidated Financial Statements

December 28, 2003

(Dollars in Thousands, Except Share Amounts)

1.    Organization

Basis of Presentation

        Real Mex Restaurants, Inc., a Delaware Corporation, formerly known as Acapulco Acquisition Corp. (together with its subsidiaries, the "Company") was formed on May 15, 1998, to acquire the stock of Acapulco Restaurants, Inc. (Acapulco) from Restaurant Associates Corp. (Restaurant Associates). Effective February 24, 2004, the Board of Directors approved a resolution to change the Company's name from Acapulco Acquisition Corp. to Real Mex Restaurants, Inc.

        On June 28, 2000, the Company acquired all of the outstanding stock of El Torito Restaurants, Inc. (El Torito), a then 95-unit chain of full service Mexican restaurants located primarily in California, from Prandium, Inc. The El Torito acquisition was accounted for in accordance with the purchase method of accounting.

Nature of Business

        The Company, primarily through its major subsidiaries (Acapulco and El Torito), operates 131 restaurants, of which 117 are located in California and the remainder are located in six other states. The Company's other major subsidiary, Real Mex Foods, Inc., (Real Mex) provides internal production, purchasing and distribution services for the restaurant operations. In addition, on a limited basis, Real Mex manufacturers specialty products for sales to outside customers.

2.    Summary of Accounting Policies

Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year End

        The Company's fiscal year consists of 52 or 53 weeks ending on the last Sunday in December. The years ended December 30, 2001, December 29, 2002 and December 28, 2003 each consist of 52 weeks.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

        Cash and cash equivalents consist of investments with a maturity of three months or less at the time of purchase.

Receivables

        Receivables consist primarily of amounts due from credit card companies and are generally settled in the week following the transaction date. Receivables are stated net of an allowance for doubtful accounts of $249, $199 and $86 at December 30, 2001, December 29, 2002 and December 28, 2003, respectively.

Inventories

        Inventories, consisting primarily of food and beverages, are carried at the lower of cost (first-in, first-out method) or market.

Supplies

        The initial purchase of expendable equipment, when a restaurant is first opened, such as china, glass and silverware, is set up as permanent supplies and is not amortized. All replacements of permanent supplies are expensed.

Pre-Opening Costs

        Pre-opening costs incurred with the start-up of a new restaurant or the conversion of an existing restaurant to a different concept are expensed as incurred.

Property and Equipment

        Property and equipment are depreciated over their estimated useful lives using the straight-line method for financial reporting purposes. Costs of leasehold rights and improvements and assets held under capital leases are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the periods covered by the leases. Depreciation expense includes the amortization of assets held under capital leases.

Goodwill

        The Company has adopted the provisions of SFAS No. 142 effective December 31, 2001, and, accordingly, ceased amortizing amounts related to goodwill. Goodwill is tested annually for impairment, and is tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. The Company performs its annual impairment test during the last quarter of its fiscal year. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. The Company considers the reporting unit level to be the company level, as the components (e.g., brands) within the Company have similar economic characteristics, including production processes, types or classes of customers and distribution methods. This determination is made at the reporting unit level and consists of two steps. First, the Company determines the fair value of a reporting unit and compares it to its carrying amount. The Company calculates the fair value of a reporting unit using the discounted cash flow method. Under this method, the fair market value of the reporting unit is estimated based upon discounting the future available debt-free net cash flows to present value at an appropriate rate of return. This approach represents a quantification of the future dividend paying capacity of the business being appraised. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations". The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

        The Company performed an annual assessment of impairment of goodwill by applying fair-value based tests and has determined that no impairment existed at December 29, 2003. The pro forma effect of these new accounting rules on net loss is as follows:

December 30, 2001
Reported net loss	$(14,060)
Goodwill amortization	8,000

Pro forma net loss	$(6,060)

Accounting for the Impairment of Long-Lived Assets

        In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121 and the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations," for a disposal of a segment of a business. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company adopted SFAS No. 144 as of December 31, 2001. During the years ended December 30, 2001, December 29, 2002 and December 28, 2003, management of the Company determined that certain identified property and equipment was impaired and recorded an impairment charge of $2,068, $1,404 and $233, respectively, reducing the carrying value of such assets to the estimated fair value. Fair value was based on management's estimate on a restaurant-by-restaurant basis of future cash flows to be generated by the property and equipment determined to be impaired.

Liquor Licenses

        Transferable liquor licenses, which have a market value, are carried at the lower of aggregate acquisition cost or market and are not amortized.

Deferred Charges

        Deferred charges at December 29, 2002 and December 28, 2003, consist of deferred financing costs, including the remaining unamortized costs of securing the financing for the acquisition of El Torito on June 28, 2000, of $2,185 and $1,573, respectively, and the costs of restructuring certain indebtedness of the Company on November 30, 2001, of $669 and $521, respectively. Amounts capitalized are amortized over the lives of the respective long-term borrowings using the effective interest method and are included in interest expense in the accompanying consolidated statements of operations. The following table shows amortization expense for the five years subsequent to December 28, 2003:

	2004	2005	2006	2007	2008	Thereafter
Acquisition financing costs	$611	$449	$286	$169	$39	$19
Debt restructuring costs	149	149	149	74	—	—

	$760	$598	$435	$243	$39	$19

Income Taxes

        The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." In accordance with SFAS No. 109, income taxes are accounted for using the liability method.

Revenue Recognition

        Revenues from the operation of restaurants are recognized when sales occur. Real Mex revenues from third parties are recognized upon delivery, when title transfers to the customer and are included in other revenues.

Gift Certificates and Gift Cards

        The Company sells gift certificates and, beginning in 2003, gift cards. The Company records deferred revenue, included in accounts payable, for gift certificates and gift cards outstanding until redeemed. At December 29, 2002 and December 28, 2003, deferred revenue attributable to gift certificates and gift cards was $2,924 and $3,153, respectively.

Segment Information

        The Company operates 131 restaurants through its two operating subsidiaries, providing similar products to similar customers. These restaurants possess similar economic characteristics resulting in similar long-term expected financial characteristics. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based upon its methods of internal reporting and management structure, management believes that the Company meets the criteria for aggregating its 131 operations into a single reporting segment restaurant operations.

Promotion and Advertising Expense

        The cost of promotion and advertising is expensed as incurred. The Company incurred $5,490, $6,494 and $5,655 in promotion and advertising expense during the years ended December 30, 2001, December 29, 2002 and December 28, 2003, respectively.

Operating Leases

        The Company accounts for operating leases on a straight-line basis in accordance with SFAS No. 13, "Accounting for Operating Leases." The Company leases restaurant and office facilities that have terms expiring beginning in 2004 through 2027. Most of the restaurant facilities have renewal clauses exercisable at the option of the Company with rent escalation clauses stipulating specific rent increases, some of which are based upon the Consumer Price Index. Certain of these leases require the payment of contingent rentals based on a percentage of gross revenues, as defined. At December 29, 2002 and December 28, 2003, deferred rent amounted to $2,335 and $2,557, respectively, which is included in long-term liabilities.

Concentration of Credit Risk

        Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with high quality financial institutions. At times, balances in the Company's cash accounts may exceed the Federal Deposit Insurance Corporation (FDIC) limit. A majority of the Company's restaurants are located in California. As a result, the Company may be susceptible to adverse trends and economic conditions in California.

Fair Value of Financial Instruments

        The Company's financial instruments are primarily comprised of cash and cash equivalents, receivables, accounts payable, accrued liabilities and long-term debt. Management of the Company estimates that the carrying value of the Company's long-term debt approximates its estimated fair value since its variable interest rate provision and other financial terms are comparable to similar financing arrangements available to the Company. Management estimates that the carrying values of its other financial instruments approximate their fair values since their realization or satisfaction is expected to occur in the short term.

Recent Accounting Pronouncements

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARP 51" (FIN 46), which is effective for the quarter ending December 31, 2003 for variable interest entities (VIEs) created before February 1, 2003. FIN 46 establishes criteria to identify VIEs and the primary beneficiary of such entities. Entities that qualify as VIEs must be consolidated by their primary beneficiary. All other holders of interest in a VIE must disclose the nature, purpose, size and activity of the VIE as well as their maximum exposure to losses as a result of involvement with the VIE. We adopted FIN 46 in the third quarter of 2003. The adoption did not have a material effect on our consolidated financial position, results of operations or cash flows.

        Effective June 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with both liabilities and equity. It requires that an issuer classify a financial instrument within its scope as a liability. Many of these instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting a cumulative effect of a change in accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. In October 2003, the FASB issued FASB Staff Position (FSP) SFAS 150-3, "Effective Date for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Noncontrolling Interests Under SFAS 150," which defers certain provisions of SFAS No. 150 as they apply to mandatorily redeemable noncontrolling interests. The deferral is expected to remain in effect while those issues are addressed in either Phase II of the FASB's Liabilities and Equity project or Phase II of the Business Combination project. The FASB also decided to (1) preclude any "early" adoption of the deferred provisions for these noncontrolling interests during the deferral period, and (2) require the restatement of any financial statements that have been issued where these provisions of SFAS No. 150 were applied to mandatorily redeemable noncontrolling interests. We adopted the provisions of SFAS No. 150 on July 1, 2003. Adoption of SFAS No. 150 did not have a material effect on our consolidated financial position.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133, clarifies when a derivative contains a financing component, amends the definition of "underlying" to conform it to the language used in FASB Interpretation No. 45, "Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," and amends certain other existing pronouncements. We currently have no derivative instruments; therefore, the adoption did not have an effect on our consolidated financial position, results of operations or cash flows.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation—Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock Based Compensation," to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, "Interim Financial Reporting," to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock based employee compensation on reported net income and earnings per share in annual and interim financial statements. The adoption of this statement did not have a material effect on our consolidated financial position, results of operations or cash flows.

        Effective January 2003, we adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 supersedes Emerging Issues Task Force ("EITF") No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires a liability for costs associated with an exit or disposal activity to be recognized when the liability is incurred. SFAS No. 146 was effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this statement did not have a material effect on our results of operations, liquidity or financial position.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statement No. 4, 44 and 64, Amendment of SFAS No. 13 and Technical Corrections." Among other things, SFAS No. 145 rescinds SFAS No. 4, which requires that all gains and losses from extinguishment of debt be reported as an extraordinary item. The adoption of SFAS No. 145, effective January 1, 2003, did not have a material effect on our financial position, results of operations or liquidity.

        Effective January 2003, we adopted SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires legal obligations associated with the retirement of tangible long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, related asset retirement costs should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. The adoption of SFAS No. 143, effective January 1, 2003, did not have a material effect on our financial position, results of operations or liquidity.

3.    Property and Equipment

        Property and equipment consists of the following:

	December 29, 2002	December 28, 2003
Land	$6,523	$6,396
Buildings and improvements	9,631	9,258
Furniture, fixtures and equipment	43,433	46,509
Leasehold rights and leasehold improvements	30,648	31,663
Capitalized leases	7,015	6,800

	97,250	100,626
Less accumulated depreciation and amortization	(44,634)	(54,006)

	$52,616	$46,620

4.    Accounts Payable and Accrued Liabilities

        Accounts payable and accrued liabilities consist of the following:

	December 29, 2002	December 28, 2003
Trade accounts payable	$7,937	$11,306
Accrued self-insurance reserves	14,298	12,994
Payroll and related liabilities	7,885	7,300
Rent and occupancy expenses	1,045	997
Sales taxes	2,170	2,482
Accrued interest	364	506
Other	3,826	2,657

	$37,525	$38,242

5.    Long-Term Debt

        Long-term debt consists of the following:

	December 29, 2002	December 28, 2003
Senior A term loan due 2005	$26,000	$19,230
Senior B term loan due 2007	33,250	32,429
Senior C term loan due 2007	18,481	18,339
Subordinated notes due 2008	20,046	20,270
Subordinated notes due 2009	20,594	21,483
SBA debt	310	246
Insurance notes	237	737
Capitalized lease obligations, collateralized by leasehold improvements	2,612	1,902
Other	77	63

	121,607	114,699
Less current portion	(6,260)	(8,160)

	$115,347	$106,539

        The Company has a Revolving Credit and Term Loan agreement, as amended on November 30, 2001 with a banking syndicate providing for a $24,000 revolving line of credit (the "Line"), a $38,000 Senior A term loan, a $34,500 Senior B term loan, and a $17,500 Senior C term loan (collectively, "Senior Debt"). The Line had a $17,000 sub-limit for stand-by letters of credit as of December 29, 2002 and December 28, 2003. No amounts are outstanding under the line of credit as of December 29, 2002 and December 28, 2003.

        The Line and Senior Debt are secured by interests in substantially all of the Company's assets. The Line expires in June 2005 and bears interest at the Base Rate (as defined) plus an applicable margin, and has a commitment fee of 0.5% of all unused facilities. The Senior A term loan expires in June 2005 and bears interest at the Base Rate plus an applicable margin, subject to an interest rate collar agreement in 2001 and an interest rate swap agreement in 2002 and 2003, as described below. The Senior B term loan expires in June 2007 and bears interest at the Base Rate plus an applicable margin. In addition to the applicable base rate and margin, the Term Loan C accrues an additional 5% interest component payable in kind (i.e., increased borrowings), which compounds quarterly and is payable on June 28, 2007. The Senior C term loan expires in June 2007 and bears interest at the Base Rate plus an applicable margin. Principal and interest payments on the Senior Debt are due quarterly. Interest rates for the Line and the Senior Debt are shown in the following table:

	December 30, 2001	December 29, 2002	December 28, 2003
Line	7.00%	6.50%	6.00%
Senior A term loan due 2005	5.88%	5.56%	4.94%
Senior B term loan due 2007	6.38%	6.06%	5.44%
Senior C term loan due 2007	11.38%	11.06%	10.44%

        On June 28, 2000, a separate loan agreement was also entered into which provided for two Subordinated Notes; one for $23,000 and one for $20,000 (collectively, "Subordinated Notes"). In connection with the issuance of the Subordinated Notes, the Company issued warrants to purchase 43,773 shares of its Common Stock at an exercise price of $0.01 per share. The warrants are exercisable during the 10-year period following the date of issuance. The value of the warrants of $4,027 was recorded as additional paid-in capital and reduced the carrying value of the Subordinated Notes. The discount on the notes is being amortized to interest expense over the term of the Subordinated Notes using the effective interest method and is included in interest expense on the accompanying consolidated statements of operations. Management, based on estimates of future cash flows and other assumptions, determined the original value of the Company's warrants. Amortization expense of the discounts amounted to approximately $446, for each of the years ended December 30, 2001, December 29, 2002, and December 28, 2003.

        The Subordinated Notes are secured by a second position in substantially all of the Company's assets. The Subordinated Notes expire in two increments: $21,500 on June 28, 2008, and $21,500 on June 28, 2009. Both bear annual interest at a rate of 13.75% after November 30, 2001, and 12.25% prior to November 30, 2001. Interest is due quarterly in arrears. Interest payments due after November 30, 2001, may have, at the option of the Company, interest at the rate of 1.50% added to the principal balance of the loan on the interest due date, rather than paying the interest in cash.

        The terms of the Line, Senior Debt and Subordinated Notes credit agreements include specific financial and other covenants all of which the Company was in compliance with at December 28, 2003. Included in the covenants are restrictions on annual maintenance and capital expenditures for existing locations and restrictions on expenditures for new store openings without bank approval.

        Effective September 30, 2000, the Company entered into an interest rate collar agreement with a financial institution initially covering $19,200 of its long-term debt, with a notional amount of $17,072 at December 30, 2001. This agreement effectively guaranteed that the interest rate on the Company's related outstanding long-term debt would not exceed a Base Rate of 8.0% (cap rate) or go below a Base Rate of 6.41% (floor rate). The interest rate collar agreement expired on September 30, 2002. There was no cash outlay associated with acquiring the interest rate collar agreement. The Company adopted SFAS No. 133 effective January 1, 2001, under which the fair market value of the interest rate collar is recognized as interest expense, for which $515 of expense is included in the consolidated statement of operations for the year ended December 30, 2001.

        Effective October 1, 2002, in order to convert a portion of the outstanding debt to a fixed rate, the Company entered into an interest rate swap agreement with a financial institution initially covering $17,525 of its long-term debt, with a notional amount of $17,525 and $14,438 at December 29, 2002 and December 28, 2003, respectively. This agreement effectively guarantees that the base interest rate on the Company's covered outstanding long-term debt will be 2.42%. This agreement expires on September 30, 2004. There was no cash outlay associated with acquiring the interest rate swap agreement. In accordance with SFAS No. 133, the Company marks to market the fair value of the agreement, and recorded $187 and $155 of expense, which is included in the consolidated statement of operations for the years ended December 29, 2002 and December 28, 2003, respectively. Upon termination of the agreement, the Company would record income or expense for the amount paid to or received from the financial institution if the amount differed from the carrying value of the instrument.

        In connection with its acquisition of El Torito, the Company assumed capitalized lease obligations, collateralized with leasehold improvements and equipment, with implicit rates ranging from 12.6% to 14.0%, in the amount of $9,246. As of December 29, 2002 and December 28, 2003, the principal amounts due relating to capitalized lease obligations were $2,612 and $1,902, respectively. Principal and interest payments on the capital lease obligations are due monthly and range from $2 to $50 per month. The capital lease obligations mature between 2002 and 2028.

        The maturity of long-term debt for the fiscal years succeeding December 28, 2003, is as follows:

2004	$8,160
2005	13,592
2006	15,284
2007	35,152
2008	21,750
Thereafter	23,222

117,160
Less discount on subordinated debt	(2,461)
Less current portion	(8,160)

$106,539

6.    Capitalization

Common Stock

        The Company is authorized to issue 1,000,000 shares of par value $0.001 Class A Common Stock and 1,000,000 shares of par value $0.001 Class B Common Stock. The terms of Class B Common Stock are identical to Class A Common Stock except that the holders of Class B Common Stock have no voting rights, except as provided by law. Each holder of Class B Common Stock has the right to convert any or all shares of Class B Common Stock into an equal number of shares of Class A Common Stock at any time. At December 30, 2001, December 29, 2002 and December 28, 2003, there were 260,415, 260,059 and 259,236, respectively, shares issued and outstanding of Class A Common Stock, respectively, and at December 30, 2001, December 29, 2002, and December 28, 2003, there were 15,867 shares issued and outstanding of Class B Common Stock.

Redeemable Preferred Stock

        The Company is authorized to issue 100,000 shares of nonvoting $0.001 par value Redeemable Preferred Stock. Shares are issued upon approval of the board of directors and are redeemable at any time at the option of the Company.

        Series A 12.5% Cumulative Compounding Redeemable Preferred Stock (Series A) and Series B 13.5% Cumulative Compounding Redeemable Preferred Stock (Series B) have a liquidation preference of $1 per share plus accumulated dividends associated with each share. With respect to dividend rights and rights of liquidation, Series A ranks senior to all classes of Common Stock and Series B. Series B ranks senior to all classes of Common Stock.

        In conjunction with the execution of the amendments to the Senior Debt and the Subordinated Notes agreements in 2001, the Company issued through a private placement $15,000 of its Series C 15% Cumulative Compounding Participating Preferred stock (Series C). The proceeds of this offering were used to pay the $9,100 revolving loan balance outstanding, Senior Debt principal payments due September 30, 2001, and December 31, 2001 in the amount of $4,250, accrued interest of $960 and $690 of fees and expenses associated with the amendments to the Senior Debt and Subordinated Notes agreements and the offering of the Series C.

        Series C ranks senior with respect to payment of dividends, liquidation, and redemption to the previously existing series of preferred stock and common stock of the Company. The Series C has a liquidation preference equal to two times the original issue price of $1 per share, plus accreted dividends. As a result of the liquidation preference, the Series C has been recorded at liquidation value at the date of issuance. Holders of Series C are entitled to receive, in addition to the liquidation preference, an amount equal to 40% of any amounts that would otherwise be available to the holders of Common Stock in the event of a liquidation or sale of the Company.

        The liquidation preference on the Series A and Series B accretes at the stated rates, and the liquidation preference on Series C accretes at the stated rate on the liquidation preference value; dividends (representing accreted liquidation preference) are to be paid from legally available funds, when and if declared by the board of directors. If dividends are not declared, a dividend will continue to accrue and will be paid as dividends only when and if declared, or upon a sale or liquidation of the

Company or upon redemption of the Preferred Stock. Accretion of the liquidation preference on the Redeemable Preferred Stock was $19,685, $9,267 and $10,409, during the years ended December 30, 2001, December 29, 2002 and December 28, 2003, respectively, and is reflected in the consolidated statements of stockholders' equity as an increase in the preferred stock values and an increase in the accumulated deficit.

        Net income (loss) attributable to common stockholders includes the effect of the accretion of the liquidation preference on the redeemable preferred stock which reduces net income or increases net loss attributable to common stockholders for the relevant periods.

        During the year ended December 30, 2001, the Company issued 47, 32 and 15,000 shares of Series A, Series B and Series C Redeemable Preferred Stock, respectively, in exchange for total consideration of $15,079 in cash. No shares of Redeemable Preferred Stock were issued during the years ended December 29, 2002 and December 28, 2003.

Stock Option Plans

        The Company's 1998 and 2000 Stock Option Plans (the Plans) have authorized the grant of options to certain employees, directors and independent contractors for up to 12,000 and 52,000 shares, respectively, of the Company's Common Stock. All options granted under both Plans have 10-year terms and vest and become fully exercisable on the fourth or sixth anniversary of the vesting anniversary date.

        The Company has elected to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB Opinion No. 25, if the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized. In December 2002, the Company adopted SFAS No. 148, "Accounting for Stock Based Compensation—Transition and Disclosure," which amends SFAS No. 123, "Accounting for Stock Based Compensation." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock based employee compensation. In addition, SFAS No. 148 amends the disclosure requirement of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements of the effects of stock based compensation.

        The Plans provide for 50% of the options to become exercisable based on "annual vesting," 10% per year during the first five years after the grant date, and the remaining 50% to become exercisable based on a "cliff vesting" schedule.

        For the 50% of the option shares with the cliff vesting feature, these options will vest at an accelerated rate of 20% per year (i.e., 10% of the total options granted), provided that the equity of the Company (as defined in the Plans) is greater than or equal to the specified annual targets. On any vesting anniversary date, the cumulative unvested shares through that date would vest if the required threshold is met. If after the fifth anniversary date the required threshold is not met, any unvested options shall expire and terminate.

        A summary of the Company's stock option activity and related information is as follows:

	1998 Plan		2000 Plan
	Number of Stock Options	Weighted- Average Exercise Price	Number of Stock Options	Weighted- Average Exercise Price
Outstanding—December 31, 2000	9,900	$10	32,669	$92
Granted	—	—	3,671	92
Exercised	(120)	10	—	—
Canceled	(2,180)	10	(2,936)	92

Outstanding—December 30, 2001	7,600	10	33,404	92
Granted	—	—	13,000	5
Exercised	—	—	—	—
Canceled	(750)	10	(2,569)	92

Outstanding—December 29, 2002	6,850	10	43,835	66
Granted	—	—	—	—
Exercised	—	—	—	—
Canceled	(800)	10	(1,101)	92

Outstanding—December 28, 2003	6,050	$10	42,734	$66

Exercisable at December 28, 2003	4,235	$10	12,293	$69

        Pro forma information regarding net income is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options at fair value. The fair value of the option grant is estimated on the date of grant using the minimum value method. The weighted average remaining contractual life of the 1998 options is six years and the weighted average fair value of the options is $0 per share. The weighted average remaining contractual life of the 2000 options is eight years and the weighted average fair value of the options is $0 per share.

        For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Under SFAS No. 148, the Company would have incurred no additional compensation expense for the years ended December 30, 2001, December 29, 2002 and December 28, 2003.

7.    Income Taxes

        The income tax (benefit) provision consists of the following:

	December 30, 2001	December 29, 2002	December 28, 2003
Current:
Federal	$65	$(334)	$—
State	173	56	109

	238	(278)	109
Deferred:
Federal	(4,096)	(2,230)	4,129
State	(41)	(245)	376

	(4,137)	(2,475)	4,505

	(3,899)	(2,753)	4,614
Change in valuation allowance	4,137	2,475	(4,505)

	$238	$(278)	$109

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance has been established against the net deferred tax assets. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 29, 2002	December 28, 2003
Deferred tax assets:
Net operating loss carryforwards	$2,598	$2,870
Goodwill	9,189	8,304
Accrued expenses not currently deductible for tax	5,985	4,161
Interest not yet deductible	—	693
Tax credit carryforward	411	411
Property and equipment basis difference	6,942	8,869
Deferred rent	486	598
Other	462	485

Total deferred tax assets	$26,073	$26,391

	December 29, 2002	December 28, 2003
Deferred tax liabilities:
Prepaid expenses	$(661)	$(852)
Goodwill	—	(4,734)
State taxes	(1,571)	(1,195)
Other	—	(274)

Total deferred tax liabilities	(2,232)	(7,055)

Net deferred tax assets	23,841	19,336
Less valuation allowance	(23,841)	(19,336)

	$—	$—

        The reconciliation of income tax at the U.S. federal statutory tax rates to income tax expense is as follows:

	December 30, 2001	December 29, 2002	December 28, 2003
Income tax at U.S. federal statutory tax rate	34.0%	34.0%	34.0%
State income tax, net of federal tax effect	(0.8)	1.6	2.2
Valuation allowance	(30.0)	94.2	(40.1)
Other	(4.5)	(127.3)	7.2
AMT federal	(0.4)	(14.8)	—

Effective tax rate	(1.7)%	(12.3)%	3.3%

        For tax purposes, the excess of the purchase price at the time of the Acapulco and the El Torito acquisition have been accounted for as amortizable goodwill.

        A valuation reserve has been established against the net deferred tax assets of the Company as it is not more likely than not that the Company will realize the benefit of the deferred tax costs.

        At December 29, 2002 and December 28, 2003, the Company had a federal net operating loss carryforward of $4,829 and $7,176, respectively, which will begin to expire in 2018. In addition, at December 29, 2002 and December 28, 2003, the Company had a state net operating loss carryforward of $3,014 and $4,251, respectively, which will begin to expire in 2008.

8.    Commitments and Contingencies

Commitments

        The minimum annual operating lease commitments of the Company for the years succeeding December 28, 2003 are approximately as follows:

2004	$18,600
2005	16,300
2006	13,500
2007	11,400
2008	10,100
Thereafter	42,000

$111,900

        Most leases contain renewal options and may be subject to periodic adjustments for inflation and scheduled escalations.

        The Company has an additional commitment for premises not being operated by the Company. The following table itemizes the minimum rent commitment and subtenant income for these premises as of December 28, 2003:

	Minimum Rent	Subtenant Income
2004	$803	$770
2005	632	605
2006	520	497
2007	301	309
2008	289	299
Thereafter	621	664

	$3,166	$3,144

        The difference between the minimum rent, plus additional rents, and the subtenant income is included in accounts payable and accrued liabilities in the accompanying consolidated balance sheets. In addition, the Company is contingently liable for leases on sold or assigned premises in the amount of $3,625 as of December 28, 2003. Contingent rent is calculated based upon minimum monthly rent over the remainder of the leases.

        Some of the above leases provide for additional rentals based on a percentage of revenues. The following table summarizes the rental expense, percentage rent expense above minimum rent and net sublease income:

	December 30, 2001	December 29, 2002	December 28, 2003
Rental expense	$21,326	$21,633	$21,410
Percentage rent expense above minimum rent (included in rental expense)	2,302	2,150	2,144
Net sublease income	1,469	1,181	951

Litigation

        The Company is periodically a defendant in cases involving personal injury and other matters that arise in the normal course of business. While any pending or threatened litigation has an element of uncertainty, the Company believes that the outcome of these lawsuits or claims, individually or combined, will not materially affect the consolidated financial position, results of operations or cash flows of the Company.

Self-Insurance

        Upon the acquisition of El Torito, the Company assumed the liabilities relating to El Torito's self-insured retention insurance programs (general liability and workers' compensation) for years dating back to 1987. The Company continued these self-insured programs following the acquisition of El Torito. In May 2001, the Company also added Acapulco Restaurants to the programs, resulting in all general liability and workers' compensation claims being self-insured from May 2001 forward. Amounts estimated to be ultimately payable with respect to existing claims under these programs have been accrued and are included in accounts payable and accrued liabilities in the accompanying consolidated balance sheets. Estimated liabilities related to the self-insured claims were $14,298 and $12,994 as of December 29, 2002 and December 28, 2003, respectively.

        The Company is also required to maintain collateral securing future payments under the self-insured retention insurance programs. As of December 29, 2002 and December 28, 2003 this collateral consisted of $13,205 and $14,646 of stand-by letters of credit, respectively, and surety bonds of $2,950 as of December 30, 2001 and December 29, 2002. Surety bonds were not required as of December 28, 2003.

9.    Related Party Transactions

        Subsequent to July 13, 1998, the Company entered into a management agreement with two of its stockholders. Effective June 28, 2000, the management agreement was amended. Under the terms of the amended agreement, the stockholders are to be paid fees equating to .667% and .333%, respectively, of consolidated earnings before interest, income taxes, depreciation and amortization of the Company. Charges relating to the agreement of $276, $294 and $308 have been expensed in the years ended December 30, 2001, December 29, 2002 and December 28, 2003, respectively, and are included in general and administrative expense in the accompanying consolidated statements of operations.

        Effective July 1, 2000, the Company entered into a management agreement with Restaurant Associates Corp. to provide services for the benefit of the Company, including general and strategic management, treasury, tax, financial reporting, benefits administration, insurance, information technology, real estate and legal. The management agreement called for the payment of $800 to Restaurant Associates in the first year and $1,000 per year thereafter. The agreement was amended effective October 1, 2001, reducing the annual compensation payment to $250 per year. These services are to be performed by employees of Restaurant Associates Corp., two of whom sit on the Board of the Company. Expenses relating to these agreements of $701, $250 and $250 were recorded as general and administrative expense for the years ended December 30, 2001, December 29, 2002 and December 28, 2003, respectively.

        Notes receivable from stockholders consists of amounts due from stockholders related to the acquisition of the Company's Common and Preferred Stock. The notes bear interest at 8.0%. Principal and unpaid simple interest is due in four installments, commencing June 28, 2001, and ending on June 28, 2004. The notes are full-recourse notes and mature on June 28, 2004.

10.    Employee Benefit Plan

        The Company is the sponsor for a defined contribution plan (401(k) plan) for certain of the Company's qualified employees, as defined. Participants may contribute from 1% to 15% of pre-tax compensation, subject to certain limitations. The plan provides for certain discretionary contributions by the Company. The Company has recorded contribution expense of $254, $216 and $195 during the years ended December 30, 2001, December 29, 2002 and December 28, 2003, respectively.

11.    Casualty Gain

        In 2003, two of the Company's restaurants were partially destroyed by fire. The loss, covered by the Company's replacement cost property insurance, resulted in a gain of $639 which is presented as casualty gain in the December 28, 2003 income statement. The gain includes business interruption proceeds and gains on property replacement. The Company is pursuing additional reimbursement for claims related to these fires from the insurance carrier.

Real Mex Restaurants, Inc.

Consolidated Balance Sheets

(In Thousands, Except For Share Data)

	December 28, 2003	June 27, 2004
		(unaudited)
Assets
Current assets:
Cash and cash equivalents	$2,605	$4,781
Trade receivables, net	4,278	4,160
Other receivables	537	1,010
Inventories	5,558	6,272
Prepaid expenses and supplies	3,641	4,288

Total current assets	16,619	20,511
Property and equipment, net	46,620	35,459
Goodwill, net	105,387	105,387
Deferred charges	2,094	5,183
Other assets	2,300	3,547

Total assets	$173,020	$170,087

Liabilities and stockholders' equity
Current liabilities:
Accounts payable and accrued liabilities	$38,242	$38,211
Current portion of long-term debt	8,160	381

Total current liabilities	46,402	38,592
Long-term debt, less current portion	106,539	106,296
Other liabilities	4,218	7,833

Total liabilities	157,159	152,721
Commitments and contingencies
Stockholders' equity:
Redeemable Preferred Stock:
Series A, 12 1/2% Cumulative Compounding Preferred Stock—15,919 & 15,881 shares issued and outstanding at December 28, 2003 and June 27, 2004 respectively; liquidation preference of $26,419 and $27,913 at December 28, 2003 and June 27, 2004, respectively	26,419	27,913
Series B, 13.5% Cumulative Compounding Preferred Stock—10,746 & 10,722 shares issued and outstanding at December 28, 2003 and June 27, 2004 respectively; liquidation preference of $18,520 and $19,649 at December 28, 2003 and June 27, 2004, respectively	18,520	19,649
Series C, 15% Cumulative Compounding Preferred Stock—14,975 shares issued and outstanding at December 28, 2003 and June 27, 2004; liquidation preference of $40,416 and $43,266 at December 28, 2003 and June 27, 2004, respectively	40,416	43,266
Common Stock, $.001 par value, 2,000,000 shares authorized, 275,103 and 274,522 shares issued and outstanding at December 28, 2003 and June 27, 2004, respectively	1	1
Warrants	4,027	4,027
Notes receivable from stockholders	(483)	(298)
Additional paid-in capital	16,255	16,202
Accumulated deficit	(89,294)	(93,394)

Total Stockholders' equity	15,861	17,366

Total liabilities and stockholders' equity	$173,020	$170,087

See accompanying notes to consolidated financial statements (unaudited).

Real Mex Restaurants, Inc.

Consolidated Statements of Operations (unaudited)

	Three Months Ended		Six Months Ended
	June 29, 2003	June 27, 2004	June 29, 2003	June 27, 2004
	(In Thousands)		(In Thousands)
Revenues:
Restaurant revenues	$82,033	$84,873	$156,716	$163,000
Other revenues	990	2,481	1,677	4,145

Total revenues	83,023	87,354	158,393	167,145
Costs and expenses:
Cost of sales	20,372	21,508	39,056	41,121
Labor	29,632	30,856	57,782	60,664
Direct operating and occupancy expense	18,781	19,727	37,253	38,344
General and administrative expense	3,864	4,525	7,538	8,959
Depreciation	3,302	2,754	6,611	6,008
Pre-opening costs	—	(52)	—	125
Loss on impairment of property and equipment	—	8	—	8

Operating income	7,072	8,028	10,153	11,916
Other income (expense):
Casualty gain	168	(14)	347	548
Interest expense	(3,309)	(3,130)	(6,688)	(6,372)
Debt termination costs	—	(4,677)	—	(4,677)
Other income, net	460	271	523	84

Total other expense, net	(2,681)	(7,550)	(5,818)	(10,417)
Income before income tax provision	4,391	478	4,335	1,499
Income tax provision	7	56	43	67

Net income	4,384	422	4,292	1,432
Redeemable preferred stock accretion	(2,429)	(2,748)	(4,798)	(5,532)

Net income (loss) attributable to common stockholders	$1,955	$(2,326)	$(506)	$(4,100)

See accompanying notes to consolidated financial statements (unaudited).

Real Mex Restaurants, Inc.

Consolidated Statements of Cash Flows (unaudited)

(In Thousands)

	Six months ended
	June 29, 2003	June 27, 2004
Operating activities
Net income	$4,292	$1,432
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	6,611	6,008
Amortization of:
Deferred financing	380	440
Debt discount	223	114
Gain on disposal of property and equipment	(197)	(751)
Debt termination costs	—	4,247
Impairment of property and equipment	—	8
Changes in operating assets and liabilities:
Trade and other receivables	137	(355)
Inventories	(420)	(714)
Prepaid expenses and supplies	(2,025)	(647)
Deferred charges, net	190	(15)
Other assets	(26)	(1,247)
Accounts payable and accrued liabilities	922	376
Other liabilities	(337)	(263)

Net cash provided by operating activities	9,750	8,633
Investing activities
Additions to property and equipment	(3,077)	(2,951)
Proceeds from sale of property and equipment	872	12,725

Net cash (used in) provided by investing activities	(2,205)	9,774
Financing activities
Borrowings under long-term debt agreements	2,449	105,000
Payments on long-term debt agreements	(4,150)	(115,890)
Payment of financing costs	—	(5,414)
Payments received on stockholder loans for stock subscription notes	316	169
Purchase of Common Stock	(57)	(53)
Redemption of Series A Redeemable Preferred Stock	(50)	(35)
Redemption of Series B Redeemable Preferred Stock	(34)	(24)
Redemption of Series C Redeemable Preferred Stock	(25)	—
Interest receivable (increase) decrease on stockholder loans	(27)	16

Net cash used in financing activities	(1,578)	(16,231)

Net increase in cash and cash equivalents	5,967	2,176
Cash and cash equivalents at beginning of period	1,201	2,605

Cash and cash equivalents at end of period	$7,168	$4,781

Supplemental disclosure of cash flow information
Interest paid	$2,817	$3,605

Income taxes paid	$43	$67

Supplemental disclosure of noncash investing and financing activities
Deferral of gain on sale-leaseback recorded in other liabilities	$—	$3,927

In kind accrued interest transferred to debt	$564	$407

See accompanying notes to consolidated financial statements (unaudited).

Real Mex Restaurants, Inc.

Notes to Consolidated Financial Statements (unaudited)

June 27, 2004

(Dollars in Thousands, Except Share Amounts)

1.    Basis of Presentation

        Real Mex Restaurants, Inc., a Delaware Corporation, formerly known as Acapulco Acquisition Corp. (together with its subsidiaries, the "Company") was formed on May 15, 1998. Effective February 24, 2004, the Board of Directors approved a resolution to change the Company's name from Acapulco Acquisition Corp. to Real Mex Restaurants, Inc.

        The Company, primarily through its major subsidiaries Acapulco Restaurants, Inc. (Acapulco) and El Torito Restaurants, Inc. (El Torito), operates 128 restaurants, of which 116 are located in California and the remainder are located in six other states, primarily under the trade names El Torito Restaurant and Acapulco Mexican Restaurant Y Cantina. The Company's other major subsidiary, Real Mex Foods, Inc., (Real Mex) provides internal production, purchasing and distribution services for the restaurant operations. On a limited basis, Real Mex also manufactures specialty products for sales to outside customers.

        The accompanying consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States and with the instructions to Form 10-Q and Article 10 of Regulation S-X. In the opinion of management, the accompanying unaudited interim financial statements include all adjustments (consisting of normal recurring adjustments), which are necessary for a fair statement of the Company's consolidated financial condition, results of operations and cash flows for the periods presented. However, these results are not necessarily indicative of results for any other interim periods or for the full fiscal year. The consolidated balance sheet data presented herein for December 28, 2003 was derived from the Company's audited consolidated financial statements for the fiscal year then ended, but does not include all disclosures required by accounting principles generally accepted in the United States. The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires the Company to make certain estimates and assumptions for the reporting periods covered by the financial statements. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual amounts could differ from these estimates.

        Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been omitted pursuant to the requirements of the Securities and Exchange Commission. The Company believes the disclosures included in the accompanying interim consolidated financial statements and footnotes are adequate to make the information not misleading, but should be read in conjunction with the consolidated financial statements and notes thereto.

2.    Long-Term Debt

        Long-term debt consists of the following:

	December 28, 2003	June 27, 2004
Senior A term loan due 2005	$19,230	$—
Senior B term loan due 2007	32,429	—
Senior C term loan due 2007	18,339	—
Subordinated notes due 2008	20,270	—
Subordinated notes due 2009	21,483	—
SBA debt	246	—
Insurance notes	737	—
Senior secured notes due 2010	—	105,000
Capitalized lease obligations, collateralized by leasehold improvements	1,902	1,614
Other	63	63

	114,699	106,677
Less current portion	(8,160)	(381)

	$106,539	$106,296

        On March 31, 2004, the Company retired its existing Revolving Credit and Term Loan Agreement as amended and restated on November 30, 2001, and entered into a new Amended and Restated Revolving Credit Agreement (the "Line") providing for $30,000 of Senior Secured Credit Facilities with a lead bank acting as Lead Arranger and Administrative Agent. The Line includes a $15,000 letter of credit facility and a $15,000 revolving credit facility, with a $5,000 sub-limit for letters of credit. No amounts are outstanding under the Line as of December 28, 2003 and June 27, 2004.

        On March 31, 2004, the Company sold $105,000 aggregate principal amount of 10% Senior Secured Notes due 2010 (the "Notes"). Interest on the Notes is payable semiannually on April 1 and October 1 each year, commencing October 1, 2004. The proceeds of the Notes were used to repay a portion of the Senior A, B and C term loans, the Subordinated Debt and the fees associated with the sale of the Notes and the Line. Concurrent with the retirement of the Subordinated notes and the Senior A, B and C term loans, the company wrote-off the unamortized cost of the associated deferred debt fees in the amount of $4,677, recorded in Debt Termination Costs in the income statement.

        The terms of the amended and Restated Credit Agreement and the Notes include specific financial and other covenants all of which the Company was in compliance with at June 27, 2004.

3.    Capitalization

Common Stock

        The Company is authorized to issue 1,000,000 shares of par value $0.001 Class A Common Stock and 1,000,000 shares of par value $0.001 Class B Common Stock. The terms of Class B Common Stock are identical to Class A Common Stock except that the holders of Class B Common Stock have no voting rights, except as provided by law. Each holder of Class B Common Stock has the right to convert any or all shares of Class B Common Stock into an equal number of shares of Class A Common Stock at any time. At December 28, 2003 and June 27, 2004, there were 259,236 and 258,656, respectively, shares issues and outstanding of Class A Common Stock. At December 28, 2003 and June 27, 2004, there were 15,867 shares issued and outstanding of Class B Common Stock.

Redeemable Preferred Stock

        The Company is authorized to issue 100,000 shares of nonvoting $0.001 par value Redeemable Preferred Stock. Shares are issued upon approval of the board of directors and are redeemable at any time at the option of the Company.

        Series A 12.5% Cumulative Compounding Redeemable Preferred Stock (Series A) and Series B 13.5% Cumulative Compounding Redeemable Preferred Stock (Series B) have a liquidation preference of $1 per share plus accumulated dividends associated with each share. With respect to dividend rights and rights of liquidation, Series A ranks senior to all classes of Common Stock and Series B. Series B ranks senior to all classes of Common Stock.

        Series C 15% Cumulative Compounding Participating Preferred stock (Series C) ranks senior with respect to payment of dividends, liquidation, and redemption to the previously existing series of preferred stock and common stock of the Company. The Series C has a liquidation preference equal to two times the original issue price of $1 per share, plus accreted dividends.

        The liquidation preference on the Series A and Series B accretes at the stated rates, and the liquidation preference on Series C accretes at the stated rate on the liquidation preference value; dividends (representing accreted liquidation preference) are to be paid from legally available funds, when and if declared by the board of directors. If dividends are not declared, a dividend will continue to accrue and will be paid as dividends only when and if declared, or upon a sale or liquidation of the Company or upon redemption of the Preferred Stock. Accretion of the liquidation preference on the Redeemable Preferred Stock was $10,409 and $5,532, during the year ended December 28, 2003 and the six months ended June 27, 2004, respectively, and is reflected as an increase in the preferred stock values and an increase in the accumulated deficit.

        Net income (loss) attributable to common stockholders includes the effect of the accretion of the liquidation preference on the redeemable preferred stock which reduces net income or increases net loss attributable to common stockholders for the relevant periods.

Stock Option Plans

        The Company's 1998 and 2000 Stock Option Plans (the Plans) have authorized the grant of options to certain employees, directors and independent contractors for up to 12,000 and 52,000 shares, respectively, of the Company's Common Stock. All options granted under both Plans have 10-year terms and vest and become fully exercisable on the fourth or sixth anniversary of the vesting anniversary date.

        The Company has elected to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB Opinion No. 25, if the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized. In December 2002, the Company adopted SFAS No. 148, "Accounting for Stock Based Compensation—Transition and Disclosure," which amends SFAS No. 123, "Accounting for Stock Based Compensation." SFAS No. 148 provides alternative methods of transition for voluntary change to the fair value based method of accounting for stock based employee compensation. In addition, SFAS No. 148 amends the disclosure requirement of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements of the effects of stock based compensation.

        The Plans provide for 50% of the options to become exercisable based on "annual vesting," 10% per year during the first five years after the grant date, and the remaining 50% to become exercisable based on a "cliff vesting" schedule.

        For the 50% of the option shares with the cliff vesting feature, these options will vest at an accelerated rate of 20% per year (i.e., 10% of the total options granted), provided that the equity of the Company (as defined in the Plans) is greater than or equal to the specified annual targets. On any vesting anniversary date, the cumulative unvested shares through that date would vest if the required threshold were met. If after the fifth anniversary date the required threshold is not met, any unvested options shall expire and terminate.

        A summary of the Company's stock option activity and related information is as follows:

	1998 Plan		2000 Plan
	Number of Stock Options	Weighted- Average Exercise Price	Number of Stock Options	Weighted- Average Exercise Price
Outstanding—December 28, 2003	6,050	$10	42,734	$66

Granted	—	—	—	—
Exercised	—	—	—	—
Canceled
Outstanding—June 27, 2004	6,050	$10	42,734	$66

Exercisable at June 27, 2004	4,235	$10	12,293	$69

        Pro forma information regarding net income is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options at fair value. The fair value of the option grant is estimated on the date of grant using the minimum value method. The weighed-average remaining contractual life of the 1998 options is five years and the weighted-average fair value of the options is $0 per share. The weighted-average remaining contractual life of the 2000 options is seven years and the weighted-average fair value of the options if $0 per share.

        For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Under SFAS No. 148, the Company would have incurred no additional compensation expense for the year ended December 28, 2003 and the six-months ended June 27, 2004.

4.    Related Party Transactions

        Subsequent to July 13, 1998, the Company entered into a management agreement with two of its stockholders. Effective June 28, 2000, the management agreement was amended. Under the terms of the amended agreement, the stockholders are to be paid fees equating to .667% and .333%, respectively, of consolidated earnings before interest, income taxes, depreciation and amortization of the Company. Charges relating to the agreement of $161 and $139 have been expensed in the six months ended June 29, 2003 and June 27, 2004, respectively, and are included in general and administrative expense in the accompanying consolidated statements of operations.

        Effective July 1, 2000, the Company entered into a management agreement with Restaurant Associates Corp. to provide services for the benefit of the Company, including general and strategic management, treasury, tax, financial reporting, benefits administration, insurance, information technology, real estate and legal. The agreement was amended effective October 1, 2001, reducing the annual compensation payment to $250 per year. On March 31, 2004, the Company canceled the contract. The services were to be performed by employees of Restaurant Associates Corp., two of who sit on the Board of the Company. Expenses relating to these agreements of $125 and $74 were recorded as general and administrative expense for the six months ended June 29, 2003 and June 27, 2004, respectively.

        Notes receivable from stockholders consists of amounts due from stockholders related to the acquisition of the Company's Common and Preferred Stock. The notes bear interest at 8.0%. Principal and unpaid simple interest is due in four installments, commencing June 28, 2001, and ending on June 28, 2004. The notes are full-recourse notes and mature on June 28, 2004.

5.    Employee Benefit Plan

        The Company is the sponsor for a defined contribution plan (401(k) plan) for certain of the Company's qualified employees, as defined. Participants may contribute from 1% to 50% of pre-tax compensation, subject to certain limitations. The plan provides for certain discretionary contributions by the Company. The Company has recorded contribution expense of $98 and $97 during the six months ended June 29, 2003 and June 27, 2004, respectively.

6.    Sale Leaseback Transaction

        On March 31, 2004, the Company sold and leased back the land and building underlying five of the Company's restaurants (three in Missouri and two in California) for total net proceeds of $12,012 (the "Sale Leaseback Transaction"). The Sale Leaseback Transaction resulted in deferred gain of $3,927 which will be and amortized over the lives of the related leases. In the six month period ended June 27,

2004, the Company recognized $49 of the deferred gain which was recorded in Other income (expense) net.

        The lease underlying the Sale Leaseback Transaction have initial 20 year non-cancelable terms and qualify for operating lease treatment. The impact of the Sale Leaseback Transaction will be an increase in rent expense of approximately $1,025 in 2004 or $1,367 on an annual basis. The proceeds of the Sale Leaseback Transaction were used to repay a portion of the Senior A, B and C term loans.

        No person has been authorized to give any information or to make any representations other than those contained in this prospectus, and, if given or made, such information and representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any of the new notes offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer of solicitation in such jurisdiction. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Real Mex Restaurants, Inc. since the date hereof or that the information contained herein is correct as of any time subsequent the date hereof.

Table of Contents

Summary	1
Summary Consolidated Financial and Other Data	10
Risk Factors	12
Forward Looking Statements	27
Use of Proceeds	28
Capitalization	29
Selected Historical Consolidated Financial Data	30
Management's Discussion and Analysis of Finanncial Condition And Results of Operations	31
Business	45
Management	52
Security Ownership of Certain Beneficial Owners and Management	56
Certain Relationships And Related Transactions	58
Description of Certain Indebtedness	60
The Exchange Offer	62
Description of the New Notes	71
Material United States Federal Income and Estate Tax Consequences	142
Plan of Distribution	147
Legal Matters	148
Experts	148
Where You Can Find More Information	148
Industry and Market Data	149
Index to Consolidated Financial Statements	F-1

        Until                        , 2004 (90 days after the date of this prospectus), all dealers effecting transactions in the notes, whether or not participating in the original distribution, may be required to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

$105,000,000

Real Mex Restaurants, Inc.

PROSPECTUS

OFFER TO EXCHANGE

10% Senior Secured Notes due 2010
for all outstanding
10% Senior Secured Notes Due 2010

September    , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Indemnification:    Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee of or agent to the Registrants. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise. Our bylaws provide for indemnification by us of any director or officer (as such term is defined in the bylaws) of Real Mex Restaurants, Inc., or any person who, at our request, is or was serving as a director or officer of, or in any other capacity for, any other enterprise, except to the extent that such indemnification is prohibited by law. The bylaws also provide that we may advance expenses incurred by a director or officer in defending a proceeding prior to the final disposition of such proceeding. The bylaws do not limit our ability to provide other indemnification and expense reimbursement rights to directors, officers, employees, agents and other persons otherwise than pursuant to the bylaws. We may purchase insurance covering the potential liabilities of the directors and officers of Real Mex Restaurants, Inc. or any constituent corporations or any person who, at our request, is or was serving as a director or officer of, or in any other capacity for, any other enterprise.

        Limitation of Liability:    Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for payments of unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation provides for such limitation of liability.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a)
  Exhibits

        The following exhibits are filed herewith unless otherwise indicated:

3.1	Amended and Restated Certificate of Incorporation of Real Mex Restaurants, Inc.†
3.2	Bylaws of Real Mex Restaurants, Inc.†
3.3	Certificate of Incorporation of Acapulco Restaurants, Inc.†
3.4	Bylaws of Acapulco Restaurants, Inc.†
3.5	Certificate of Incorporation of El Torito Restaurants, Inc.†
3.6	Bylaws of El Torito Restaurants, Inc.†
3.7	Certificate of Incorporation of El Torito Franchising Company†
3.8	Bylaws of El Torito Franchising Company†
3.9	Articles of Incorporation of Acapulco Restaurant of Ventura, Inc.†
3.10	Bylaws of Acapulco Restaurant of Ventura, Inc.†

3.11	Articles of Incorporation of Acapulco Restaurant of Westwood, Inc.†
3.12	Bylaws of Acapulco Restaurant of Westwood, Inc.†
3.13	Articles of Incorporation of Acapulco Restaurant of Downey, Inc.†
3.14	Bylaws of Acapulco Restaurant of Downey, Inc.†
3.15	Articles of Incorporation of Murray Pacific†
3.16	Bylaws of Murray Pacific†
3.17	Articles of Incorporation of Acapulco Restaurants of Encinitas, Inc.†
3.18	Bylaws of Acapulco Restaurants of Encinitas, Inc.†
3.19	Articles of Incorporation of Acapulco Restaurant of Moreno Valley, Inc.†
3.20	Bylaws of Acapulco Restaurant of Moreno Valley, Inc.†
3.21	Articles of Incorporation of El Paso Cantina, Inc.†
3.22	Bylaws of El Paso Cantina, Inc.†
3.23	Articles of Incorporation of Real Mex Foods, Inc.†
3.24	Bylaws of Real Mex Foods, Inc.†
3.25	Articles of Incorporation of TARV, Inc.†
3.26	Bylaws of TARV, Inc.†
3.27	Articles of Incorporation of ALA Design, Inc.†
3.28	Bylaws of ALA Design, Inc.†
3.29	Articles of Incorporation of Acapulco Mark Corp.†
3.30	Bylaws of Acapulco Mark Corp.†
4.1	Indenture, dated as of March 31, 2004, among Real Mex Restaurants, Inc., the guarantors named therein and Wells Fargo Bank, N.A., as trustee.†
4.2	Form of 10% Senior Secured Note Due 2010 (included in Exhibit 4.1)†
4.3	Registration Rights Agreement, dated as of March 31, 2004, by and among Real Mex Restaurants, Inc., the guarantors named therein, Jefferies & Company, Inc. and Deutsche Bank Securities Inc.†
5.1	Opinion of Dechert LLP
10.1
Amended and Restated Revolving Credit Agreement, dated as of March 31, 2004, by and among Real Mex Restaurants, Inc., Acapulco Restaurants, Inc., El Torito Franchising Company, El Torito Restaurants, Inc., Acapulco, Restaurants of Encinitas, Inc., TARV, Inc., Acapulco Restaurant of Ventura, Inc., Acapulco Restaurant of Westwood, Inc., Acapulco Mark Corp., Murray Pacific, Ala Design, Inc., Real Mex Foods, Inc., Acapulco Restaurant of Downey, Inc., Acapulco Restaurant of Moreno Valley, Inc., El Paso Cantina, Inc., as Borrowers, Fleet National Bank and the other financial institutions listed therein, as Lenders, and Fleet National Bank, as agent and administrative agent with Fleet Securities, Inc. as arranger.†
10.2	Intercreditor Agreement, dated as of March 31, 2004, by and between Wells Fargo Bank, N.A., as collateral agent and as trustee, and Fleet National Bank, as administrative agent.†

10.3
Amended and Restated Securities Holders Agreement, dated as of June 28, 2000, among Real Mex Restaurants, Inc., Bruckmann, Rosser, Sherrill & Co., L.P., Furman Selz Investors II, L.P. and other investors as named therein (including Registration Rights Agreement, attached as Exhibit C).†
10.4
Amendments No. 1 to Amended and Restated Securities Holders Agreement, dated as of November 28, 2001, among Real Mex Restaurants, Inc., Bruckmann, Rosser, Sherrill & Co., L.P., Furman Selz Investors II, L.P. and other investors as named therein.†
10.5
Amendment No. 2 to Amended and Restated Securities Holders Agreement, dated as of September 23, 2003, among Real Mex Restaurants, Inc., Bruckmann, Rosser, Sherrill & Co., L.P., Furman Selz Investors II, L.P. and other investors as named therein.†
10.6
Shareholder Voting Agreement, dated as of July 13, 1998, among Furman Selz Investors II, L.P. and other investors listed therein, as shareholders, and Harold O. Rosser and Stephen C. Sherrill, as proxyholders.†
10.7
Shareholder Voting Agreement, dated as of November 29, 2001, among Furman Selz Investors II, L.P. and other investors listed therein, as shareholders, and Harold O. Rosser and Stephen C. Sherrill, as proxyholders.†
10.8	Restricted Stock Agreement, dated as of September 23, 2002, by and between Real Mex Restaurants, Inc. and Frederick Wolfe.†
10.9	Amended and Restated Real Mex Restaurants, Inc. 2000 Stock-Based Incentive Compensation Plan.†
10.10	Real Mex Restaurants, Inc. 1998 Stock-Based Incentive Compensation Plan.†
10.11
Amended and Restated Management Agreement, dated as of June 28, 2000, among Bruckmann, Rosser, Sherrill & Co., Inc., FS Private Investments, L.L.C., as the service providers, and Real Mex Restaurants, Inc., Acapulco Restaurants Inc., El Torito Restaurants, Inc., and El Torito Franchising Company, as the Company.†
10.12	Warrant Agreement, dated as of June 27, 2000, by and between Real Mex Restaurants, Inc. and Blackstone Mezzanine Holdings, L.P.†
10.13	Warrant Agreement, dated as of June 27, 2000, by and between Real Mex Restaurants, Inc. and Blackstone Mezzanine Partners L.P.†
10.14	Warrant Agreement, dated as of June 28, 2000, by and between Real Mex Restaurants, Inc. and Canterbury Mezzanine Capital II L.P.†
10.15	Employment Agreement, dated as of August 2, 2004, by and between Real Mex Restaurants, Inc. and Frederick Wolfe.†
12.1	Computation of Ratio of Earnings to Fixed Charges.†
21.1	Subsidiaries of Real Mex Restaurants, Inc.†
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Dechert LLP (included in Exhibit 5.1).
24.1	Powers of Attorney.†
25.1	Statement of Eligibility of Wells Fargo Bank, N.A. as trustee, on Form T-1.†
99.1	Form of Letter of Transmittal.
99.2	Form of Notice of Guaranteed Delivery.†

99.3	Form of Letter to Holders.†
99.4	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.†
99.5	Form of Letter to Clients.†
99.6	Guidelines for Certification of Taxpayer Indentification Number on Substitute Form W-9.†

†
previously filed

(b)
Financial Statement Schedules:

        Schedules not listed below are omitted because of the absence of the conditions under which they are required or because of the information required by such omitted schedules is set forth in the financial statements or the notes thereto.

ITEM 22. UNDERTAKINGS.

  (a)
  The undersigned registrants hereby undertake:

  (1)
  to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  (i)
  to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

  (ii)
  to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

  (iii)
  to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  (2)
  that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

  (3)
  to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b)
  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (c)
  The undersigned registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  (d)
  The undersigned registrants hereby undertake to supply by means of a post effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Long Beach, State of California, on September 9, 2004.

REAL MEX RESTAURANTS, INC.
By:	/s/ FREDERICK F. WOLFE
	Name:	Frederick F. Wolfe
	Title:	President and Chief Executive Officer and Director

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ FREDERICK F. WOLFE Frederick F. Wolfe	President and Chief Executive Officer and Director (Principal Executive Officer)	September 9, 2004
/s/ STEVEN TANNER Steven Tanner	Chief Financial Officer (Principal Financial Officer and Accounting Officer)	September 9, 2004
* Fortunato N. Valenti	Director	September 9, 2004
* Richard Stockinger	Director	September 9, 2004
* Harold O. Rosser	Director	September 9, 2004
* Brian P. Friedman	Director	September 9, 2004
* J. Rice Edmonds	Director	September 9, 2004
* Michael J. Hislop	Director	September 9, 2004
*By:	/s/ FREDERICK F. WOLFE Frederick F. Wolfe Attorney-in-Fact

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Long Beach, State of California, on September 9, 2004.

ACAPULCO RESTAURANTS, INC.
EL TORITO RESTAURANTS, INC.
EL TORITO FRANCHISING COMPANY
ACAPULCO RESTAURANT OF VENTURA, INC.
ACAPULCO RESTAURANT OF WESTWOOD, INC.
ACAPULCO RESTAURANT OF DOWNEY, INC.
MURRAY PACIFIC
ACAPULCO RESTAURANTS OF ENCINITAS, INC.
ACAPULCO RESTAURANT OF MORENO VALLEY, INC.
EL PASO CANTINA, INC.
REAL MEX FOODS, INC.
TARV, INC.
ALA DESIGN, INC.
ACAPULCO MARK CORP.
By:	/s/ FREDERICK F. WOLFE
	Name:	Frederick F. Wolfe
	Title:	President

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ FREDERICK F. WOLFE Frederick F. Wolfe	President (Principal Executive Officer)	September 9, 2004
/s/ STEVEN TANNER Steven Tanner	Chief Financial Officer (Principal Financial Officer and Accounting Officer)	September 9, 2004
* Fortunato N. Valenti	Director	September 9, 2004
* Richard Stockinger	Director	September 9, 2004
* Harold O. Rosser	Director	September 9, 2004
* Brian P. Friedman	Director	September 9, 2004
* J. Rice Edmonds	Director	September 9, 2004
* Michael J. Hislop	Director	September 9, 2004
*By:	/s/ FREDERICK F. WOLFE Frederick F. Wolfe Attorney-in-Fact

QuickLinks

Table of Additional Registrants
TABLE OF CONTENTS
SUMMARY
SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
RISK FACTORS
FORWARD LOOKING STATEMENTS
USE OF PROCEEDS
CAPITALIZATION
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF CERTAIN INDEBTEDNESS
THE EXCHANGE OFFER
DESCRIPTION OF THE NEW NOTES
MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDUSTRY AND MARKET DATA
Real Mex Restaurants, Inc. (Formerly Known as Acapulco Acquisition Corp.) Index to Consolidated Financial Statements Contents
Report of Independent Registered Public Accounting Firm
Real Mex Restaurants, Inc. Consolidated Balance Sheets (In Thousands, Except For Share Data)
Real Mex Restaurants, Inc. Consolidated Statements of Operations
Real Mex Restaurants, Inc. Consolidated Statements of Stockholders' Equity For the three years in the period ended December 28, 2003 (in thousands, except for share data)
Real Mex Restaurants, Inc. Consolidated Statements of Cash Flows
Real Mex Restaurants, Inc. Notes to Consolidated Financial Statements December 28, 2003 (Dollars in Thousands, Except Share Amounts)
Real Mex Restaurants, Inc. Consolidated Statements of Cash Flows (unaudited) (In Thousands)
Real Mex Restaurants, Inc. Notes to Consolidated Financial Statements (unaudited) June 27, 2004 (Dollars in Thousands, Except Share Amounts)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
  ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
  ITEM 22. UNDERTAKINGS.
SIGNATURES
SIGNATURES